Exhibit (1)

Description of
The Republic of Italy

INCORPORATION OF DOCUMENTS BY REFERENCE
This document is The Republic of Italy's Annual Report on Form 18-K ("Annual Report") under the U.S. Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019. All amendments to the Annual Report filed by The Republic of Italy on Form 18-K following the date hereof shall be incorporated by reference into this document. Any statement contained herein, or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.
FORWARD-LOOKING STATEMENTS
As required by Form 18-K, The Republic of Italy's most recent budget is filed as an exhibit to this Annual Report. In addition, other Italian Government budgetary papers may from time to time be filed as exhibits to amendments to this Annual Report. This Annual Report, any amendments hereto and exhibits hereto contain or may contain budgetary papers or other forward-looking statements that are not historical facts, including statements about the Italian Government's beliefs and expectations for the forthcoming budget period. Forward-looking statements are contained principally in the sections titled "The Italian Economy", "Monetary System" and "Public Finance." Forward-looking statements can generally be identified by the use of terms such as "will", "may", "could", "should", "would", "expect", "intend", "estimate", "anticipate", "believe", "continue", "project", "aim" or other similar terms. These forward-looking statements include, but are not limited to, statements relating to:
•	Italy's goals and strategies;
•	potential changes to Italy's legal and regulatory frameworks at the national, regional or municipal level, as well as changes to the European Union's legal, regulatory, and banking frameworks;
•	the expected timing of proposed legislation and Italy's ability to effectively implement such legislation;
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the aims of certain legal, regulatory, and economic measures, and the impact of such measures on Italy's political and macroeconomic results and outlook, including with respect to projected government spending, economic growth, national, regional, municipal or local taxation levels, and deficit reductions;

•	expected or potential improvements to Italy's banking system and corporate governance regulations;
•	forecasts in respect of Italy's economy, including GDP growth, debt-to-GDP ratios and pension expenditures, as well as Italy's implementation of the related government-designed policies;
•	Italy's public finance objectives, macroeconomic and finance indicators forecasts, and the potential financial impact of the 2019 National Reform Programme;
•	Italy's ability to reduce its net borrowing, net structural borrowings, primary balances and public debts, and the expected timing of such reductions;
•	potential or expected improvements in Italy's capital position and capital ratios;

•	Italy's ability to increase its revenues through its proposed privatization program, and the expected timing thereof;
•	certain terms of bonds which may be potentially issued by The Republic of Italy;
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Italy's inclusion in the European Financial Stability Facility and the European Stability Mechanism, The Republic of Italy's maximum commitment to such programs, and the expected timing of financings to any requesting countries; and

•	the availability of funding for European Union members from the European Central Bank, including through its asset-backed securities, covered bonds and euro-denominated securities purchase programs.
Those statements are or will be based on plans, estimates and projections that are current only as of the original date of release by the Italian Government of those budgetary papers and speak only as of the date they are so made. The information included in those budgetary papers may also have changed since that date. In addition, these budgets are prepared for government planning purposes, not as future predictions, and actual results may differ and have in fact differed, in some cases materially, from results contemplated by the budgets or other forward-looking statements. Therefore, those forward-looking statements are not a guarantee of performance and you should not rely on the information in those budgetary papers or forward-looking statements. If the information included or incorporated by reference in this Annual Report differs from the information in those budgetary papers or forward-looking statements, you should consider only the most current information included in this Annual Report, any amendments hereto and exhibits hereto. Certain figures regarding prior fiscal years have been updated to reflect more recent data that were not previously available. You should read all the information in this Annual Report.
There are important factors that could cause actual outcomes to differ materially from those expressed or implied in the forward-looking statements. These factors include, but are not limited to:
•	External factors, such as:
•	interest rates in financial markets outside Italy;
•	present and future exchange rates of the Euro;
•	the impact of changes in the credit rating of Italy;
•	the impact of changes in the international prices of commodities; and
•	the international economy, and in particular the rates of growth (or contraction) of Italy's major trading partners, including the United States.
•	Internal factors, such as:
•	general economic and business conditions in Italy;
•	the level of public debt, domestic inflation and domestic consumption;
•	the ability of Italy to effect key economic reforms;
•	increases or decreases in Italy's labor force participation and productivity;
•	the level of budget deficit and investments;
•	the strength of the banking sector;

•	the level of inventories; and
•	the level of foreign direct and portfolio investment.

TABLE OF CONTENTS
Summary Information	10

REPUBLIC OF ITALY	13

Area and Population	13

Coronavirus Pandemic	16

Government and Political Parties	20

The European Union	23

Membership of International Organizations	26

THE ITALIAN ECONOMY	28

General	28

Key Measures related to the Italian Economy	31

Gross Domestic Product	36

Principal Sectors of the Economy	38

Role of the Government in the Economy	39

Employment and Labor	44

Prices and Wages	46

Social Welfare System	46

MONETARY SYSTEM	49

Monetary Policy	49

Exchange Rate Policy	52

Banking Regulation	52

Risk-Based Capital Requirements and Solvency Ratios	56

Equity Participations by Banks	57

Measures to assess the condition of Italian Banking System	60

Credit Allocation	62

Exchange Controls	62

THE EXTERNAL SECTOR OF THE ECONOMY	63

Foreign Trade	63

Geographic Distribution of Trade	65

Balance of Payments	66

Current Account	68

Capital Account	69

Financial Account and the Net External Position	69

Reserves and Exchange Rates	71

PUBLIC FINANCE	73

The Budget Process	73

European Economic and Monetary Union	74

Accounting Methodology	76

Measures of Fiscal Balance	76

The 2020 Economic and Financial Document	82

Revenues and Expenditures	86

Expenditures	88

Revenues	89

Government Enterprises	90

PUBLIC DEBT	92

General	92

Summary of Internal Debt	96

Summary of External Debt	98

Debt Record	100

TABLES AND SUPPLEMENTARY INFORMATION	101

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Except as otherwise specified, all amounts are expressed in euro ("euro"). See "External Sector of the Economy—Reserves and Exchange Rates—U.S. Dollar/Euro Exchange Rate" for certain information concerning the exchange rate of the euro against the U.S. dollar and certain other currencies. We make no representation that the euro amounts referred to in this Annual Report could have been converted into U.S. dollars at any particular rate.
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Defined Terms and Conventions
We use terms in this Annual Report that may not be familiar to you. These terms are commonly used to refer to economic concepts that are discussed in this Annual Report. Set forth below are some of the terms used in this Annual Report.
•	Gross domestic product, or GDP, means the total value of products and services produced inside a country during the relevant period.
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Imports and Exports. Imports are goods brought into a country from a foreign country for trade or sale. Exports are goods taken out of a country for trade or sale abroad. Data on imports and exports included in this Annual Report are derived from customs documents for non-European Union countries and data supplied by other Member States of the European Union.

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The unemployment rate is calculated as the ratio of the members of the labor force who register with local employment agencies as being unemployed to the total labor force. "Labor force" means people employed and people over the age of 16 looking for a job. The reference population used to calculate the Italian labor force in this Annual Report consists of all household members present and resident in Italy and registered with local authorities.

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The inflation rate is measured by the year-on-year percentage change in the general retail price index, unless otherwise specified. The European Union harmonized consumer price index ("HICP") is calculated on the basis of a weighted basket of goods and services taking into account all families resident in a given territory. Year-on-year rates are calculated by comparing the average of the twelve monthly indices for the later period against the average of the twelve monthly indices for the prior period.

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Net borrowing, or government deficit, is consolidated revenues minus consolidated expenditures of the general government. This is the principal measure of fiscal balance for countries participating in the European Economic and Monetary Union and is calculated in accordance with the EU Protocol on Excessive Deficit Procedure, which implements the European System of Accounts ("ESA2010").

•	Net borrowing-to-GDP, or deficit-to-GDP, means the ratio of net borrowing or government deficit to nominal GDP.
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Debt-to-GDP means the ratio of public debt to nominal GDP. Public debt includes debt incurred by the central government (including Treasury securities and borrowings), regional and other local government, public social security agencies and other public agencies.

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Primary balance is net borrowing less interest payments and other borrowing costs of the general government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.

Unless otherwise indicated, we have expressed:
•	all annual rates of growth as average annual compounded rates;
•	all rates of growth or percentage changes in financial data in constant prices adjusted for inflation; and
•	all financial data in current prices.

Amounts included in this Annual Report are normally rounded. In particular, amounts stated as a percentage are normally rounded to the first decimal place. Totals in certain tables of this Annual Report may differ from the sum of the individual items in such tables due to rounding.
Information Sources
The source for most of the financial and demographic statistics for Italy included in this Annual Report is data prepared by Istituto Nazionale di Statistica, or ISTAT, an independent Italian public agency that produces statistical information regarding Italy (including GDP data), in particular financial and demographic statistics for Italy published in the Annual Report of ISTAT dated July 3, 2020 and appendices thereto (together the "2020 ISTAT Annual Report") and elaborations on such data and other data published in the Annual Report of the Bank of Italy (Banca d'Italia, Italy's central bank) dated May 20, 2020 and appendices thereto (together the "2020 Bank of Italy Annual Report"). We also include in this Annual Report information published by the Statistical Office of the European Communities or Eurostat.
Certain other financial and statistical information contained in this Annual Report has been derived from other Italian Government sources, including: (i) the economic and financial document of 2020 (Documento di Economia e Finanza 2020), dated April 24, 2020 (the "2020 Economic and Financial Document"), which includes the 2020 stability programme (the "2020 Stability Programme") attached as Exhibit 2 to this Annual Report and the 2020 national reform programme (the "2020 National Reform Programme") attached as Exhibit 3 to this Annual Report; and (ii) the report on public debt in 2019 (Rapporto sul Debito Pubblico 2019), dated July 31, 2020 (the "2020 Report on Public Debt") attached as Exhibit 5 to this Annual Report.
Revised National Accounts
In 1999, ISTAT introduced a new system of national accounts in accordance with the new European System of Accounts (ESA95) as set forth in European Union Regulation 2223/1996. This system was intended to contribute to the harmonization of the accounting framework, concepts and definitions within the European Union. Under ESA95, all European Union countries apply a uniform methodology and present their results on a common calendar. Both state sector accounting and public sector accounting transactions are recorded on an accrual basis. Since introducing the ESA95 accounting system, ISTAT has published revisions to the national system of accounts, including replacing its methodology for calculating real growth, which had been based on a fixed base index, with a methodology linking real growth between consecutive time periods, or a chain-linked index.
Effective September 2014, ISTAT has adopted a new system of national accounts in accordance with the new European System of National and Regional Accounts (ESA2010) as set forth in European Union Regulation 549/2013. ESA2010 has introduced several key differences from its predecessor ESA95, reflecting certain developments in the methodological and statistical tools widely used at international level to measure modern economies. Unless otherwise provided in this Annual Report, Italy's GDP data were prepared in accordance with the ESA2010 accounting system. For additional information regarding Italy's accounting methodology, see "Public Finance—Accounting Methodology".

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All references herein to "Italy," the "State" or the "Republic" are to The Republic of Italy, all references herein to the "Government" are to the central Government of The Republic of Italy and all references to the "general government" are collectively to the central Government and local government sectors and social security funds (those institutions whose principal activity is to provide social benefits), but exclude government owned corporations. In addition, all references herein to the "Treasury" or the "Ministry of Economy and Finance" are interchangeable and refer to the same entity.
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SUMMARY INFORMATION
The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Annual report, any amendments hereto and annexes hereto.
Gross Domestic Product.  According to International Monetary Fund estimates, the economy of Italy, as measured by 2019 GDP (at current prices in U.S. dollars), is the eighth largest in the world. In 2019, Italy's real GDP increased by 0.3 per cent, compared to a 0.8 per cent increase in 2018. In the last ten years, Italy's GDP growth rate has generally been lower than the average GDP growth rate of the euro area. This trend reflects the persistence of several medium and long-term factors, including the difficulties in fully integrating southern Italian regions into the more dynamic economy of northern and central Italy, inadequate infrastructure, the incomplete liberalization process and insufficient flexibility of national markets. For additional information with respect to Italy's GDP, see "The Italian Economy—Gross Domestic Product".
The European Economic and Monetary Union.  Italy is a signatory of the Treaty on European Union of 1992, also known as the "Maastricht Treaty," which established the European Economic and Monetary Union, or EMU, culminating in the introduction of a single currency. Eleven member countries, including Italy, met the government deficit, inflation, exchange rate and interest rate requirements of the Maastricht Treaty and were included in the first group of countries to join the EMU on January 1, 1999. On that date, conversion from each EMU member's old national currency into the euro was irrevocably fixed and the euro became legal tender. The euro was introduced in physical form in the countries participating in the EMU on January 1, 2002 and replaced national notes and coins entirely on February 28, 2002. On January 1, 1999, the exchange rate between the euro and Italian lire ("lira" or "lire") was irrevocably fixed at Lit. 1,936.27 per €1.00. On January 4, 1999, the noon buying rate for the euro as reported by the European Central Bank (the "Noon Buying Rate") was €1.00 for US$1.1789. On December 31, 2019, the European Central Bank ("ECB") exchange reference rate was €1.00 for US$1.1234. For additional information regarding the historic dollar/euro exchange rate, see "The External Sector of the Economy—Reserves and Exchange Rates".
Foreign Trade.  Over half of Italy's exports and imports involve other European Union countries. Italy's main exports are manufactured goods, including industrial machinery, office machinery, automobiles, clothing, shoes and textiles. In recent years, Italy has recorded a growing trade surplus, increasing from €41.8 billion in 2015 to €52.9 billion in 2019. The improvement reflects a greater increase in exports than the increase in imports, with the increase in exports being mainly led by the export of manufactured products.
Inflation.  In 2019, Italy recorded an average inflation of 0.6 per cent measured by the harmonized EU consumer price index (HICP), compared to a 1.2 per cent inflation in 2018. Among other factors, the moderate inflation rate was caused by a limited increase in prices. The average increase in the price of both goods and services in 2019 was 0.5 per cent.
Public Finance.  Italy has historically experienced substantial government deficits and high public debt. Countries participating in the EMU are required to reduce "excessive deficits", adopting budgetary balance as a medium-term objective, and to reduce public debt. Italy recorded net borrowing amounts as a percentage of GDP higher than the 3.0 per cent ratio imposed by the Maastricht Treaty in 2001 and each year during 2003-2006 and 2009-2011. Italy's deficit-to-GDP ratio was 2.7 per cent in 2015. Italy's net borrowing-to-GDP ratio was 1.6 per cent in 2019 and its debt-to-GDP ratio (gross of euro area financial support) was 136.0 per cent in 2019. For additional information with respect to Italy's debt-to-GDP, see "The Italian Economy", "Public Finance", Exhibit 2—2019 Stability Programme.
The Italian Political System.  Italy is a democratic republic. Italy is a civil law jurisdiction, with judicial power vested in ordinary courts, administrative courts and courts of accounts. The Government operates under a Constitution that provides for a division of powers among Parliament, the executive branch and the judiciary. Parliament comprises a Senate and a Chamber of Deputies. The executive branch consists of a Council of Ministers selected and headed by a Prime Minister. The Prime Minister is appointed by the President of the Republic and the Prime Minister’s government is confirmed by Parliament. The general Parliamentary elections held on March 4, 2018 resulted in no political party or coalition having a majority of either the Chamber of Deputies or the Senate. The center-right coalition, led by Lega, obtained the highest number of votes on a national level for the elections of both the Chamber of Deputies and the Senate, while Movimento 5 Stelle obtained the highest number of votes on a national level for an individual political party. On May 31, 2018, President Sergio Mattarella appointed Mr. Giuseppe Conte to form a new government, and Mr. Giuseppe Conte was sworn in as Prime Minister on June 1, 2018. The government comprises members from and is supported by Lega and Movimento 5 Stelle. In August 2019, Mr. Matteo Salvini called for a no confidence vote in the Prime Minister following a breakdown in the coalition between Lega and Movimento 5 Stelle. Preempting the no confidence vote, Mr. Giuseppe Conte tendered his resignation to President Sergio Mattarella on August 20, 2019. After nine days of consultations with the main political parties, and following a political agreement between Movimento 5 Stelle and Partito Democratico, on August 29, 2019, Mr. Giuseppe Conte was re-appointed as Prime Minister by President Sergio Mattarella, and was sworn in on September 5, 2019.
In the European Parliamentary elections held in Italy on May 26, 2019, Lega, won approximately 34 per cent of the votes, increasing significantly the votes won in the 2018 Italian Parliamentary elections. Partito Democratico, a left-wing political party, remained the second largest party with approximately 23 per cent of the votes. Movimento 5 Stelle, which had come first in the 2018 Italian Parliamentary elections, fell to third place with approximately 17 per cent of the votes.
2019 Developments. During 2019, the Italian Government adopted a series of measures aimed at implementing, among other things, the key measures included in the 2019 Budget. The main measures adopted by the Government in 2019 comprised, inter alia:
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Law Decree No. 1 of January 8, 2019, which provided for a state guarantee of up to €3 billion for future bonds issued by Banca Carige S.p.A., as well as a guarantee to enhance the quality of collateral in order to access emergency liquidity assistance, and allowing for the Italian Government’s potential participation in a capital increase;

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Law Decree No. 4 of January 28, 2019, which adopted the basic universal income (Reddito di Cittadinanza) aimed at preventing poverty and social disparity, and allowed people to qualify for an early retirement (Quota Cento);

•	Law Decree No. 32 (the so-called Decreto Sblocca Cantieri, converted into Law No. 55 of June 14, 2019) aimed at fostering economic growth by reviving public investment;
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Law Decree No. 34 (the so-called “Decreto Crescita”) (converted into Law No. 58 of June 28, 2019) aimed at fostering the economic growth of the country, and including fiscal and financial measures, as well as measures intended to promote private investments and at protecting “made in Italy”.

2020 Developments. As a result of the outbreak of Coronavirus in Italy, the Government has enacted a number of measures aimed at preventing the spread of the virus, reducing the burden on the national health system, mitigating the negative economic effects of Coronavirus and supporting the Italian economy throughout the Coronavirus pandemic. For additional information regarding measures adopted by Italy in connection with the Coronavirus pandemic, see “Republic of Italy—Coronavirus Pandemic.”
Rating of the Republic of Italy's Indebtedness.  As of the date hereof, the Republic of Italy's long-term credit is rated BBB with negative outlook by Standard & Poor's, BBB- with stable outlook by Fitch Ratings and Baa3 with stable outlook by Moody's.

REPUBLIC OF ITALY
Area and Population
Geography. Italy is situated in south central Europe on a peninsula approximately 1,200 kilometers (745.645 miles) long and includes the islands of Sicily and Sardinia in the Mediterranean Sea and numerous smaller islands. To the north, Italy borders on France, Switzerland, Austria and Slovenia along the Alps, and to the east, west and south it is surrounded by the Mediterranean Sea. Italy’s total area is approximately 302,073 square kilometers (116,631 square miles), and it has 8,970 kilometers (5,574 miles) of coastline. The independent States of San Marino and Vatican City, whose combined area is approximately 61 square kilometers (24 square miles), are located within the same geographic area. The Apennine Mountains running along the peninsula and the Alps north of the peninsula give much of Italy a rugged terrain.
The following is a map of the European Union and the countries, including Italy, within the Euro area.

The following is a map of Italy.

Valle D'Aosta
Piedmont
Lombardia
Trentino-Alto Adige
Friuli-Venezia Giulia
Veneto
Liguria
Emilia-Romagna
San Marino
Tuscany
Marche
Umbria
Lazio
Roma
Abruzzo
Molise
Campania
Puglia
Basilicata
Calabria
Sardegna
Sicilia

Population. According to ISTAT data, as of December 31, 2019, Italy’s resident population was estimated to be approximately 60.245 million, accounting for approximately 11.8 per cent of the EU population, compared to approximately 60.360 million as of December 31, 2018. Italy is the fourth most populated country in the EU after Germany, France and the United Kingdom.
According to ISTAT data, as of December 31, 2019, the six regions in the southern part of the peninsula together with Sicily and Sardinia, known as the Mezzogiorno, had a population of approximately 20.5 million. As of the same date, northern and central Italy had a population of approximately 27.8 million and 12.0 million respectively.
As of December 31, 2019, the breakdown of the resident population by age group was as follows:
•	under 20	17.8 per cent
•	20 to 39	21.8 per cent
•	40 to 59	30.8 per cent
•	60 and over	29.7 per cent
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Source: ISTAT.
Italy’s fertility rate is one of the lowest in the world, while life expectancy for Italians is among the highest in the world. The average age of the resident population is increasing, mainly due to resident population decreasing in recent years.
Rome, the capital of Italy and its largest city, is situated near the western coast approximately halfway down the peninsula, and had a population of approximately 4.33 million as of December 31,

2019. The next largest cities are Milan, with a population of approximately 3.28 million, Naples, with approximately 3.08 million inhabitants, and Turin, with approximately 2.25 million inhabitants. Based on ISTAT data, as of December 31, 2017, population density was approximately 199.4 persons per square kilometer.
According to ISTAT data, as of December 31, 2019, there were approximately 5.3 million foreigners holding permits to live in Italy, a 0.9 per cent increase from December 31, 2018. Immigration legislation has been the subject of intense political debate since the early 1990s. Since 2002, Italy has tightened its immigration laws through Law No. 189 of July 30, 2002 (Legge Bossi-Fini), and in the past decade initiated bilateral agreements with several countries for cooperation in identifying illegal immigrants. In addition to measures aimed at controlling illegal immigration, the Government has also introduced measures aimed at regularizing the position of illegal immigrants, such as Legislative Decree No. 109 of July 16, 2012 and Law Decree No. 76 of June 28, 2013 (converted into Law No. 99 of August 9, 2013). While these legislative efforts have resulted in the regularization of large numbers of illegal immigrants, Italy continues to have a relatively large number of foreigners living in Italy illegally.
In 2019, approximately 0.14 million people – refugees, displaced persons and other migrants, mainly from Afghanistan and Syria – have made their way to Europe, impacting transit countries, such as Italy and Greece. This represented a decrease by approximately 0.01 million from 0.15 million people arriving in 2018, and 0.06 million from 0.20 million people arriving in 2017. In the first two quarters of 2019, approximately 39 thousand people – refugees, displaced persons and other migrants – made their way into Europe, a decrease of approximately 12 per cent compared to the same quarters of 2019. The relative decrease in 2020 compared with previous years was mostly due to a drop in migrants arriving to Europe through the Central and Western Mediterranean routes. By contrast, detections on the Eastern Mediterranean, Western Balkan and Western African routes recorded significantly higher numbers than in 2019.
The EU has in place a Common European Asylum System (EU Regulation No. 439/2010) regulating the allocation of asylum applications among Member States and providing for a common set of rules to simplify and shorten the asylum procedure, discourage secondary movements and increase the prospect of integration. In addition, on June 26, 2013, the EU introduced the so-called Dublin Regulation (EU Regulation No. 604/2013) providing for criteria and mechanisms for determining the Member State responsible for examining an application for international protection lodged in one of the Member States by a third-country national or a stateless person. In May 2016, the European Commission submitted proposals to amend the Dublin Regulation seeking to make the current rules more transparent and efficient, while providing for a mechanism to deal with situations of disproportionate pressure on Member States’ asylum systems. To this end, the European Commission proposed the introduction of a structured EU resettlement framework, also known as the Common European Asylum System (CEAS).
In July 2019, to overcome the difficult negotiation process of the 2016 Common European Asylum System (CEAS) package, the European Commission’s President-designate von der Leyen announced the development of a New Pact on Migration and Asylum, which is to provide a comprehensive approach to migration and asylum to be implemented over the lifetime of the new Commission, covering all aspects including external borders, systems for asylum and return, the Schengen area of free movement, creating legal pathways for migration, and working with partners outside the EU. Significant legal instruments were also adopted including the updated European Border and Coast Guard Regulation (2019/1896) and two Interoperability Regulations (2019/817 and 2019/818) which provide for an interoperability framework between EU information systems respectively in the field of border and visas as well as in the field of police and judicial cooperation, asylum and migration.

In 2019, approximately 11,500 immigrants arrived illegally in Italy by sea, compared to approximately 23,400 and 119,400 arriving illegally in 2018 and 2017, respectively, a decrease due to fewer migrants entering Europe through the Central and Western Mediterranean routes..
As of August 31, 2020, the Government hosted approximately 84,500 migrants. The number of Asylum seekers has continued to decrease in 2019, with the number of applications falling from 59,950 in 2018 to 43,770 in 2019.
The number of migrants entering Italy by sea has been decreasing significantly since July 2017. This is due in part to the decrease in the number of immigrants entering Europe through the Central and Western Mediterranean routes and to Italy’s decision in June 2018 to limit the ability of refugees and migrants rescued off the coast of Libya by NGOs and merchant vessels to disembark at Italian ports. This decision has caused tensions with other Member States, prompting Italy to renew its request that the EU organize a dedicated search and rescue operation in the Mediterranean. No agreement has been reached among EU Member States on a dedicated search and rescue operation organized and managed by the EU, and disembarkation following rescue at sea operations continue to be handled on a case by case basis by coastal EU States in coordination with other EU Member States willing to consider relocations.
Generally, a proportion of refugees and migrants attempt to move on from the country in Europe where they had first arrived. In response to this irregular onward movement from Italy, neighboring States and others have introduced measures such as the reintroduction of border controls and strict implementation of bilateral agreements for joint patrols of the border and readmission procedures. This onward movement poses challenges for Member States such as administrative duplication and additional costs because of the increased demands on the ability of those Member States to absorb additional refugees and migrants.
Coronavirus Pandemic
On December 31, 2019, the World Health Organization (“WHO”) was informed of cases of pneumonia of unknown cause in Wuhan City, China. In early January 2020, Chinese authorities identified the cause of these as a novel Coronavirus, temporarily named 2019-nCov and now identified as SARS-CoV-2, with COVID-19 being the name of the disease associated with the Coronavirus. On January 30, 2020, the WHO declared Coronavirus to be a Public Health Emergency of International Concern. On January 31, 2020, following the WHO’s announcement, Italy declared a state of emergency in relation to Coronavirus, to allow the necessary civil protection measures (ordinanze di Protezione Civile) to be enacted. Following the spread of Coronavirus to other countries outside of China, on March 11, 2020, the WHO announced that the outbreak could be characterized as a global pandemic. As an initial response, various governments across the world, including Italy, introduced measures to restrict the spread of Coronavirus, including travel restrictions and self-quarantine. Italy was the site of an early outbreak of Coronavirus in Europe, with a number of cases being reported in northern Italy and particularly the Lombardia and Veneto regions between the end of February and the beginning of March 2020. As a response to the initial outbreak in northern Italy, the Government introduced travel restrictions inside the Italian territory, restricting travel in and out of certain areas where a large number of cases of Coronavirus had manifested. On March 8 and 9, 2020, in response to the spread of the Coronavirus in Italy and to limit further contagion, the Government introduced lockdown measures, including stay-at-home orders, strict restrictions on travel within the national territory, the closure of or reduced business hours for various businesses and school closures.
As of August 31, 2020, Italy has reported 269,214 cases of Coronavirus and 35,483 deaths related to COVID-19.

Government measures enacted in response to Coronavirus – “phase 1”. As a result of the outbreak of Coronavirus in Italy, the Government has enacted a number of measures aimed at preventing the spread of the virus, reducing the burden on the national health system, mitigating the negative economic effects of Coronavirus and supporting the Italian economy throughout the Coronavirus pandemic, including:
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On February 23, 2020, the Government enacted Law Decree No. 6/2020 (converted into Law No. 13 of March 5, 2020), introducing urgent measures to prevent the spread of Coronavirus (“Law Decree No. 6/2020”). Law Decree No. 6/2020 gave government authorities the power to enact measures in a proportionate manner in connection with the development of the epidemiologic situation in relation to Coronavirus. The measures that could be put in place included travel restrictions between affected towns or areas, suspending gatherings, closing schools, work, businesses and public offices, introducing quarantine measures and notification requirements for travelers arriving from countries deemed at risk, and also provided for an increase in the reserves in the national emergency fund by €20 million. Pursuant to Law Decree No. 6/2020, Prime Minister Giuseppe Conte enacted the Decree of the President of the Cabinet of February 23, 2020, applying lockdown measures to towns in the Lombardia and Veneto regions where a large number of cases of Coronavirus had manifested (the so called “red zone”). The Ministry of Economy and Finance Decree of February 24, 2020 suspended tax payment and filing obligations for people and businesses resident in these towns. On February 25, 2020, the Prime Minister enacted a further Decree of the President of the Cabinet pursuant to Law Decree No. 6/2020, with measures including the suspension of sporting events in various regions in northern Italy and permitting remote working and learning.

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On March 1, 2020, the Prime Minister enacted a Decree of the President of the Cabinet, repealing the previous ones and introducing further restrictions including: lockdown measures in the red zone, closing schools and closing or imposing social distancing in the operation of certain businesses in various regions in northern Italy, as well as permitting remote working and learning in the rest of Italy. On March 4, 2020, the Prime Minister enacted a further Decree of the President of the Cabinet, extending restrictions to the whole of Italy, including: a ban on public gatherings and sports unless social distancing is possible and the closure of schools.

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On March 2, 2020, the Government enacted Law Decree No. 9/2020 containing urgent measures to support families, workers and businesses in connection with the Coronavirus epidemic. The decree included the following measures for people or businesses located in the red zone: the suspension of certain tax, utility and other payments to public entities, financial support to suspended businesses and businesses furloughing staff, and mortgage holidays.

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On March 8, 2020, the Prime Minister enacted a further Decree of the President of the Cabinet, repealing the decrees enacted on March 1 and 2, 2020, and introducing lockdown measures across northern Italy, including stay-at-home orders, travel restrictions between towns, ban on public gatherings and events, reduced opening times and social distancing in consumer-facing businesses, reduced hours for restaurants and the closure of certain leisure businesses, with criminal sanctions for those breaching the measures included in the decree. The decree also included financial support measures for certain businesses and self-employed people as well as mortgage holidays and the suspension of certain tax, utility and other payments. These measures were extended to the whole of Italy by a Decree of the President of the Cabinet of March 9, 2020 (the so-called Decreto Io Resto a Casa). On March 8, 2020, the Government also enacted Law Decree No. 11/2020, suspending certain civil and criminal proceedings. On March 11, 2020, the Prime Minister further extended the lockdown measures by a Decree of the President of the Cabinet, which provided for the closure of all retail, restaurant and beauty businesses, subject to limited exceptions for essential businesses, while all businesses not required to close were required to adhere to social distancing measures.
•
On March 11, 2020, the Cabinet approved an amendment to the 2020 report to Parliament (relazione al parlamento per il 2020), to obtain Parliament’s consent for incurring an additional €13.75 billion in national debt in connection with the response to the Coronavirus pandemic.

•
On March 17, 2020, the Government enacted Law Decree No. 18/2020 (converted into Law No. 27 of April 24, 2020) (the so-called Decreto Cura Italia) (the “Cure Italy Decree”), which included €25 billion of support measures to counter the Coronavirus pandemic, covering the health system, households, workers and businesses. Measures introduced by the Cure Italy Decree include suspension of tax payments and related obligations, tax credits for certain businesses, suspension of civil and criminal proceedings, financial support to business and self-employed people including wage supplements, aid to businesses in sectors that had been particularly affected, including tourism, transport, entertainment, sport, restaurants and bars, suspension of employee dismissals, cash payments to certain employees and self-employed persons, mortgage holidays for first homes for certain workers and protection from eviction, encouraging remote working, support for working families with children, funding for remote learning including the provision of the necessary tech to certain students, funds for the production of face masks, financial support measures for SMEs including state guarantees for certain loans, as well as additional funding for public services, the healthcare system and medical workers’ salaries.

•
On March 20 and 22, 2020, the Government enacted a further Decree of the President of the Cabinet and two Ordinances further restricting the lockdown measures, including a ban on travelling to other towns with private or public transport, subject to limited exceptions, and the closing down of all non-essential industrial and commercial production activities that cannot be carried out remotely or in compliance with social distancing. On March 25, 2020, the Government introduced Law Decree no. 19/2020, which partly repealed Law Decree No. 6/2020 and expanded the list of lockdown measures that the government could enact, including stay-at-home orders, travel restrictions, suspending businesses, schools and recreational activities, with administrative, rather than criminal, sanctions for most breaches and imprisonment for people breaching quarantine. On April 10, 2020, these further lockdown measures were applied to the whole of Italy through the enactment of a Decree of the President of the Cabinet, extending the duration of the existing lockdown measures already in place.

•
On April 8, 2020 the Government enacted Law Decree No. 23/2020 (converted into Law No. 40/2020) (the so-called Decreto Liquidità) (the “Liquidity Decree”) aimed at generating further cashflow for businesses, delaying payment terms for certain taxes and other dues, and protecting businesses in strategic industries from takeovers. The measures introduced included an expansion of the so-called Golden Power, pursuant to which Italy may prohibit or impose conditions on the acquisition of strategic businesses by non-Italian acquirers. The Golden Power regime extended to additional sectors that are deemed to be strategic, such as infrastructure and key basic goods, key technologies, food security, access to sensitive or personal information, freedom and plurality of the media and financial institutions, extending the application of the powers to any acquisition of strategic businesses by persons based in the EU until December 31, 2020. The Liquidity Decree also introduced a number of measures to address the effects of the Coronavirus pandemic on business, including: state guarantees for business loans for up to €200 billion in total and additional provisions for SMEs including state loans, a moratorium on starting insolvency proceedings, delaying payment for business taxes and other dues, suspension of civil and administrative proceedings and certain criminal proceedings, additional support for hospitals which had to expand their intensive care units, and extending the mortgage holiday fund to include further beneficiaries.
Easing of lockdown – “phase 2”. On April 26, 2020, the Prime Minister enacted a Decree of the President of the Cabinet, effective as of May 4, 2020, starting the so-called “phase 2 period”. The new measures eased of the existing lockdown restrictions, including by permitting travel across regions to return to their place of residence, reopening of certain businesses, such as manufacturing and construction. The measures also provided for the gradual reopening of other businesses, including retail, effective as of May 18, 2020, and bars, restaurants and other leisure businesses, effective as of June 1, 2020. Further restrictions were lifted with the enactment of Law Decree No. 33/2020 (converted into Law No. 74 of July 14, 2020) on May 16, 2020 (the so-called Decreto Ripresa) and Decree of the President of the Cabinet of May 17, 2020. The measures included: the easing of travel restrictions, first inside regions effective as of May 18, 2020 and then, effective as of June 3, 2020, both between regions and specific third countries, including all those in the Schengen Area and in the EU. In addition, the reopening of certain businesses, including retail, bars, restaurants and other leisure businesses was moved forward to May 18, 2020.
On May 19, 2020, the Government enacted Law Decree No. 34/2020 (the so-called Decreto Rilancio) (the “Restart Decree”) introducing measures to counter the economic effects of the Coronavirus pandemic and to support households, businesses and self-employed people. The measures included: a fund for education aimed at workers changing roles, financial support to the self-employed, financial support to working families with children, financial support to low-income households, remote working as of right for households with small children, financial and tax support to businesses in the hospitality sector, delaying payment terms for business taxes and other dues, further financial support for workers made redundant, grants up to a value of €50,000 for certain businesses, reduced utilities, and tax credits for rent and sanitising costs for SMEs, hiring of additional teachers for the new school year, financial support to the healthcare system to hire further nursing staff and expand intensive care units. On June 25, 2020, the Government enacted Law 70/2020, which provided for the reopening of courts, effective July 1, 2020.
Previous restrictions were further eased by the enactment of the Decree of the President of the Cabinet of June 11, 2020 and July 14, 2020, which permitted the opening of various entertainment and leisure businesses, the restarting of sporting competition, as well as further relaxing quarantine requirements for those travelling in to Italy from abroad for work reasons. Flights into Italy from countries deemed at risk were banned, while certain travellers were still required to quarantine for two weeks on arrival if coming from certain countries.
On July 30, 2020, the Government enacted Law Decree No. 83/2020, until October 15, 2020, extending the state of emergency declared on January 31, 2020, allowing for the continued effectiveness of measures previously enacted. On August 7, 2020, the Prime Minister enacted a Decree of the President of the Cabinet further extending the measures put in place under the previous decrees of June 11, 2020 and July 14, 2020.
On August 14, 2020, the Government enacted Law Decree No. 104/2020, amending, restating or supplementing measures enacted in the Cure Italy Decree and the Restart Decree. The decree sets aside a further €25 billion to support economic recovery against the adverse effects of the Coronavirus pandemic, bringing the total amount of funds committed by the Government to counter the Coronavirus pandemic to approximately €100 billion (approximately 6 per cent of Italian GDP). The decree is aimed at supporting workers, businesses and households, with measures including further financial support to businesses, particularly those in the hospitality, travel and tourism sector, a suspension on the obligation to pay social security for certain businesses, continued suspension of employee dismissals, cash payments to certain households and workers in specific industries in the tourism sector, additional funding to the Restart Decree fund aimed at workers changing roles. The measures also included further relaxation of the payment terms for taxes for both individuals and businesses, as well as tax incentives and rebates for certain businesses, particularly in the entertainment and tourism sectors. Additional funding was also allocated to various local authorities, partly to make up for the shortfall in taxes as well as to support the implementation of anti-Coronavirus measures.
On August 12 and 16, 2020, the Health Minister enacted various ordinances, partly in response to an increase in cases of Coronavirus in Italy, mainly due to the increase in intra-region and foreign travel. The measures included ordering the closure of various businesses, including clubs, stricter rules on wearing masks in public places, including outdoors, and compulsory testing for travellers arriving from certain countries deemed at risk.
On September 7, 2020, the Prime Minister enacted a Decree of the President of the Cabinet, extending the validity of the Decree of the President of the Cabinet enacted on August 7, 2020, and introducing a number of new measures, including the expansion of the maximum capacity on public transport to 80 per cent, permitting travel from certain countries previously on a black list for people travelling to Italy to reside with a person with whom they have a close relationship and subject to mandatory quarantine. On September 14, 2020, schools across Italy reopened.
EU measures enacted in response to Coronavirus.  On April 1, 2020, as part of its Coronavirus response, the European Parliament and Council approved the extension of the scope of the EU Solidarity Fund to include giving relief in the event of major health emergencies. The EU Solidarity Fund has €800 million at its disposal for 2020, to provide financial support to EU Member States affected by the Coronavirus pandemic. On April 27, 2020, Italy gave a preliminary notice to the EU of its intention to apply for relief from the fund. Applications to the EU Solidarity Fund closed on June 24, 2020 and the EU is currently reviewing these to determine the amount of funding to be granted to EU Member States that applied, with the amounts granted to be determined as a percentage of the money spent by EU Member States on medical, health sector and civil-protection-type measures to assist the public, as well as any measure taken to contain the Coronavirus pandemic.
On May 15, 2020, a credit line was put in place by the ESM (as defined below) to support Euro area countries in connection with the Coronavirus pandemic (the “ESM Credit Line”), with lower pricing than the ESM’s usual precautionary credit lines. Eligible states may borrow up to 2 per cent of their GDP as of the end of 2019, with drawing limited to a monthly maximum of 15 per cent of the aggregate amount granted. Funds drawn from the ESM Credit Line may only be applied to financing of direct and indirect healthcare, cure and prevention related costs due to the Coronavirus pandemic and will be available until the end of 2022. As of the date of this report, Italy has not made use of the ESM Credit Line. The coalition Government is not in agreement over whether to apply for ESM funding, as the Movimento 5 Stelle opposes its use, while the Partito Democratico is in favour.
Government and Political Parties
Italy was originally a loose-knit collection of city-states, most of which united into one kingdom in 1861. It has been a democratic republic since 1946. The Government operates under a Constitution, originally adopted in 1948, that provides for a division of powers among the legislative, executive and judicial branches.

The Legislative Branch. Parliament consists of a Chamber of Deputies, with 630 elected members, and a Senate, with 315 elected members and a small number of life tenure Senators, currently six, consisting of former Presidents of the Republic and prominent individuals appointed by the President. Except for life Senators, members of Parliament are elected for five years by direct universal adult suffrage, although elections have been held more frequently in the past because the instability of multi-party coalitions has led to premature dissolutions of Parliament. The Chamber of Deputies and the Senate rank equally and have substantially the same legislative power. Any statute must be approved by both the Chamber of Deputies and the Senate before being enacted.
The Executive Branch. The head of State is the President, elected for a seven-year term by an electoral college that includes the members of Parliament and 58 regional delegates. President Giorgio Napolitano was re-elected in April 2013 and resigned on January 14, 2015 before the end of his term in 2020. On January 31, 2015, Parliament along with 58 regional delegates elected Mr. Sergio Mattarella as the new President. The President nominates and Parliament confirms the Prime Minister, who is the effective head of government. The President has the power to dissolve Parliament. The Council of Ministers is appointed by the President on the Prime Minister’s advice. The Prime Minister and the Council of Ministers answer to the Chamber of Deputies and the Senate and must resign if Parliament passes a vote of no confidence in the administration. The Constitution also grants the President the power to appoint one-third of the members of the Constitutional Court, call general elections and lead the army.
The Judicial Branch. Italy is a civil law jurisdiction. Judicial power is vested in ordinary courts, administrative courts and courts of accounts. The highest ordinary court is the Corte di Cassazione in Rome, where judgments of lower courts of local jurisdiction may be appealed. The highest of the administrative courts, which hear claims against the State and local entities, is the Consiglio di Stato in Rome. The Corte dei Conti in Rome supervises the preparation of, and adjudicates, the State budget of Italy.
There is also a Constitutional Court (Corte Costituzionale) that does not exercise general judicial powers, but adjudicates conflicts among the other branches of government and determines the constitutionality of statutes. Each of the President, the Parliament (in joint session) and representatives of the highest civil and administrative courts appoint five members of the Constitutional Court, for a total of 15 members.
Criminal matters are within the jurisdiction of the criminal law divisions of ordinary courts, which consist of magistrates who either act as judges in criminal trials or are responsible for investigating and prosecuting criminal cases.
Political Parties. The main political parties are: (i) Movimento 5 Stelle, a non-aligned political party led by Mr. Vito Crimi, (ii) Lega, a right-wing political party led by Mr. Matteo Salvini, (ii) Forza Italia, a center-right political party led by Mr. Silvio Berlusconi, (iv) Partito Democratico, a center-left political party led by Mr. Dario Franceschini, (v) Fratelli d’Italia, a center-right political party led by Ms. Giorgia Meloni, (vi) Italia Viva, a liberal party led by Ms. Teresa Bellanova and (vii) Liberi e Uguali, a center-left political party led by Mr. Roberto Speranza.
The general Parliamentary elections held on March 4, 2018 resulted in no political party or coalition having a majority of either the Chamber of Deputies or the Senate. The center-right coalition, led by Lega, obtained the highest number of votes on a national level for the elections of both the Chamber of Deputies and the Senate, while Movimento 5 Stelle obtained the highest number of votes on a national level for an individual political party.

After 89 days of consultations with the main political parties, and following a political agreement between Lega and Movimento 5 Stelle, on May 31, 2018 President Sergio Mattarella appointed Mr. Giuseppe Conte to form a new government, and Mr. Giuseppe Conte was sworn in as Prime Minister on June 1, 2018. The new government, which was supported by a parliamentary vote of confidence on June 6, 2018, comprises members from, and is supported by, Lega and Movimento 5 Stelle.
In August 2019, Mr. Matteo Salvini called for a no confidence vote in the Prime Minister following a breakdown in the coalition between Lega and Movimento 5 Stelle. Preempting the no confidence vote, Mr. Giuseppe Conte tendered his resignation to President Sergio Mattarella on August 20, 2019. After nine days of consultations with the main political parties, and following a political agreement between Movimento 5 Stelle and Partito Democratico, on August 29, 2019, Mr. Giuseppe Conte was re-appointed as Prime Minister by President Sergio Mattarella, and was sworn in on September 5, 2019.
Elections. Except for a brief period, since Italy became a democratic republic in 1946 no single party has been able to command an overall majority in Parliament, and, as a result, Italy has a long history of coalition governments.
On October 26, 2017, Parliament adopted Law No. 165, the new electoral law (so-called Rosatellum) that became effective on November 12, 2017 (the “2017 Electoral Law”). The 2017 Electoral Law provides for a mixed system of proportional and majority method with 35 per cent of seats awarded using a first past the post electoral system and 64 per cent of seats awarded using a proportional method, with one round of voting. As a result of the adoption of the 2017 Electoral Law, the 630 seats in the Chamber of Deputies are awarded as follows: (i) 232 seats are awarded through a first past the post vote in an equivalent number of single-member districts, (ii) 386 seats are awarded by vote based on regional proportional representation, and (iii) 12 seats are awarded by vote of Italians abroad. Excluding the life tenure Senators (currently six), who includes senators appointed at the discretion of the President, and former presidents of Italy, the 315 seats in the Senate are awarded as follows: (i) 109 seats are awarded through a first past the post vote in an equivalent number of single-member districts, (ii) 200 seats are awarded by vote based on regional proportional representation, and (iii) 6 seats are awarded by vote of Italians abroad. Both the Senate and the Chamber of Deputies are elected on a single ballot. Parties are not eligible for any seats unless they obtain at least 3 per cent of the total votes, while the minimum threshold for party coalitions is 10 per cent (on the assumption that at least one party in the coalition obtain at least 3 per cent of the total votes).
Regional and Local Governments. Italy is divided into 20 regions made up of 14 metropolitan areas, 80 provinces and 6 municipal consortia. The Italian Constitution reserves certain functions, including police services, education and other local services, for the regional and local governments. Following a Constitutional reform passed by Parliament in 2001, additional legislative and executive powers were transferred to the regions. Legislative competence that historically had belonged exclusively to Parliament was transferred in certain areas (including foreign trade, health and safety, ports and airports, transport network and energy production and distribution) to a regime of shared responsibility whereby the national government promulgates legislation defining fundamental principles and the regions promulgate implementing legislation. Furthermore, as to all areas that are neither subject to exclusive competence of Parliament nor in a regime of shared responsibility between Parliament and the regions, exclusive regional competence is conferred to a region upon its request, subject to Parliamentary approval. In July 2009, Italy adopted legislation designed to increase the fiscal autonomy of regional and local governments. Under the new system, lower levels of government are able to levy their own taxes and will have a share in central tax revenues, including income tax and value added tax. In addition, a “standard cost” for public services such as health, education, welfare and public transport has been determined to set budgets for local governments.

The Italian Constitution grants special status to five regions (Sicily, Sardinia, Trentino-Alto Adige, Friuli-Venezia Giulia and Valle d’Aosta) providing them with additional legislative and executive powers.
Referenda. An important feature of Italy’s Constitution is the right to hold a referendum to abrogate laws passed by Parliament. Upon approval, a referendum has the legal effect of annulling legislation to which it relates. Referenda cannot be held on matters relating to taxation, the State budget, the ratification of international treaties or judicial amnesties. A referendum can be held at the request of 500,000 signatories or five regional councils. In order for a referendum to be approved, a majority of the Italian voting population must vote in the referendum and a majority of such voters must vote in favor of the referendum.
Constitutional reforms can be approved by two thirds of the members of each of the Chamber of Deputies and the Senate. If a constitutional reform fails to be approved by this super majority, the relevant reform may be submitted to a popular referendum at the request of one-fifth of the members of either the Chamber of Deputies or the Senate, 500,000 petitioners or five regional councils. Unlike any other referendum, referenda called to amend the Constitution do not require a quorum of the majority of the Italian voting population to vote in such referenda.
On October 12, 2019, the Italian Government proposed a law amending the Constitution, reducing the number of members of the Chamber of Deputies from 630 to 400, and the number of elected Senators from 315 to 200. Pursuant to the Constitution, on January 10, 2020, 71 Senators requested that the constitutional law be put to a confirmatory referendum, with no quorum requirements for its validity. The purpose of the amendment is to improve the decision-making process in Parliament and to reduce costs (with savings estimated to be approximately €500 million per legislature). Voting for the confirmatory referendum was held on September 20 and 21, 2020 and received approval. Accordingly, the reduction will be effective as of the next parliamentary elections.
The European Union
Italy is a founding member of the European Economic Community, which now forms part of the European Union. Italy is one of the 27 current members of the EU together with Austria, Belgium, Bulgaria, Croatia, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Latvia, Lithuania, Luxembourg, Malta, The Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain and Sweden. The EU had an estimated population of approximately 447.7 million as of December 31, 2019.
The European Union is currently negotiating the terms and conditions of accession to the EU of the following candidate countries: Albania, North Macedonia, Montenegro, Serbia, and Turkey. Potential candidates are Bosnia and Herzegovina and Kosovo.
On June 23, 2016, a majority of the United Kingdom registered voters in a referendum voted in favor of leaving the EU (referred to as Brexit). On March 29, 2017, the United Kingdom served notice under Article 50 of the Lisbon Treaty, dated December 13, 2007, triggering a two-year time limit for negotiating and reaching a deal on the terms of Brexit, although this period was subject to extension if the European Council and the United Kingdom agreed to do so. On November 14, 2018, the EU and the government of the United Kingdom agreed the terms of a withdrawal agreement that had to be ratified by the United Kingdom and the European Parliament ahead of the United Kingdom’s withdrawal, which was expected on March 29, 2019. The agreement was not ratified by the Parliament of the United Kingdom by such date and the EU and the United Kingdom agreed to an extension of such term until January 31, 2020. In January 2020, within the term of the final extension agreed between the United Kingdom and the

EU, the withdrawal agreement was ratified by the United Kingdom and the European Parliament. Consequently, the United Kingdom left the European Union on February 1, 2020, and, in accordance with the withdrawal agreement, it is now officially a third country to the EU and hence no longer participates in EU decision-making. The EU and the United Kingdom have, however, jointly agreed on a transition period, which will last until December 31, 2020, during which the EU will treat the United Kingdom as if it were a Member State, with the exception of participation in the EU institutions and governance structures. The EU and the United Kingdom will use these months to negotiate a future partnership, but there is still a degree of uncertainty as to what the terms of this partnership might entail.
EU Member States have agreed to delegate sovereignty for certain matters to independent institutions that represent the interests of the union as a whole, its Member States and its citizens. Set forth below is a summary description of the main EU institutions and their role in the European Union.
The Council of the EU. The Council of the EU, or the Council, is the EU’s main decision-making body. It meets in different compositions by bringing together on a regular basis ministers of the Member States to decide on matters such as foreign affairs, finance, education and telecommunications. When the Council meets to address economic and financial affairs, it is referred to as ECOFIN. The presidency of the Council rotates amongst Member States every six months according to a pre-set order. Bulgaria and Austria were in charge of the presidency of the Council from January 2018 to June 2018 and from July 2018 to December 2018 respectively. Romania and Finland were in charge of the presidency of the Council from January 2019 to June 2019 and from July 2019 to December 2019. Germany is currently in charge of the presidency of the Council, while Croatia was in charge during the first half of the year.
The Council mainly exercises, together with the European Parliament, the European Union’s legislative function and promulgates:
•	regulations, which are EU laws directly applicable in Member States;
•	directives, which set forth guidelines that Member States are required to enact by promulgating national laws; and
•	decisions, through which the Council implements EU policies.
The Council also coordinates the broad economic policies of the Member States and concludes, on behalf of the EU, international agreements with one or more Member States or international organizations. In addition, the Council:
•	shares budgetary authority with the European Parliament;
•	makes the decisions necessary for framing and implementing a common foreign and security policy; and
•	coordinates the activities of Member States and adopts measures in the field of police and judicial cooperation in criminal matters.
Generally, decisions of the Council are made by qualified majority vote on a proposal by the Commission or the High Representative of the Union for Foreign Affairs and Security Policy. Starting from November 1, 2014, pursuant to changes enacted by the Treaty of Lisbon, qualified majority is achieved if:

•	55 per cent of Member States vote in favor (72 per cent in case the proposal is not coming from the Commission or from the High Representative); and
•	the proposal is supported by Member States representing at least 65 per cent of the total EU population.
A minority of at least four Council members representing 35 per cent of the population may block a qualified majority vote.
The European Parliament. The European Parliament is elected every five years by direct universal suffrage. The European Parliament has three essential functions:
•	it shares with the Council the power to adopt directives, regulations and decisions;
•	it shares budgetary authority with the Council and can therefore influence EU spending; and
•	it approves the nomination of EU Commissioners, has the right to censure the EU Commission and exercises political supervision over all the EU institutions.
The latest EU election was held between May 23, 2019 and May 26, 2019, and Member State were allocated 751 (the maximum allowed under the EU treaties) seats in the European Parliament.  Following the United Kingdom's withdrawal from the EU on January 31, 2020, the 73 seats previously allocated to the United Kingdom were reallocated, with 27 seats being redistributed to other countries and the remaining 46 being kept in reserve for potential future enlargements. This reallocation resulted in each Member State being allocated the following number of seats in the European Parliament starting from February 1, 2020:
Austria	19	Latvia	8
Belgium	21	Lithuania	11
Bulgaria	17	Luxembourg	6
Cyprus	6	Malta	6
Croatia	12	Netherlands	29
Czech Republic	21	Poland	52
Denmark	14	Portugal	21
Estonia	7	Romania	33
Finland	14	Slovakia	14
France	79	Slovenia	8
Germany	96	Spain	59
Greece	21	Sweden	21
Hungary	21
Ireland	13
Italy	76	Total	705
The five largest political groups in the European Parliament as a result of the United Kingdom’s withdrawal from the EU are:
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the European People's Party (Christian Democrats), which comprises politicians of Christian democratic, conservative and liberal-conservative orientation, cumulatively representing approximately 27 per cent of the total seats;

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the Progressive Alliance of Socialists and Democrats in the European Parliament, which is the political group of the Party of European Socialists, cumulatively representing approximately 21 per cent of the total seats;

•	Renew Europe, which comprises politicians of liberal-centrist orientation, cumulatively representing approximately 14 per cent of the total seats;
•	Identity and Democracy, which comprises politicians of nationalist orientation, cumulatively representing approximately 11 per cent of the total seats; and
•	the Greens/European Free Alliance, which comprises primarily of green and regionalist politicians, cumulatively representing approximately 10 per cent of the total seats.
In the European Parliamentary elections held in Italy on May 26, 2019, Lega, a right-wing political party, which is part of the Identity and Democracy coalition, won approximately 34 per cent of the votes increasing significantly the votes won in the 2018 Italian Parliamentary elections. Partito Democratico, a left-wing political party, remained the second largest party with approximately 23 per cent of the votes. Movimento 5 Stelle, which had come first in the 2018 Italian Parliamentary elections, fell to third place with approximately 17 per cent of the votes.
The European Commission. The European Commission traditionally upholds the interests of the EU as a whole and has the right to initiate draft legislation by presenting legislative proposals to the European Parliament and Council. Currently, the European Commission consists of 28 members, one appointed by each Member State for five year terms.
Court of Justice. The Court of Justice ensures that Community law is uniformly interpreted and effectively applied. It has jurisdiction in disputes involving Member States, EU institutions, businesses and individuals. A Court of First Instance has been attached to it since 1989.
Other Institutions. Other institutions that play a significant role in the European Union are:
•	the European Central Bank, which is responsible for defining and implementing a single monetary policy in the euro area;
•
the Court of Auditors, which checks that all the European Union’s revenues has been received and that all its expenditures have been incurred in a lawful and regular manner and oversees the financial management of the EU budget; and

•	the European Investment Bank, which is the European Union’s financial institution, supporting EU objectives by providing long-term finance for specific capital projects.
Membership of International Organizations
Italy is a member of the North Atlantic Treaty Organization (NATO), as well as many other regional and international organizations, including the United Nations and many of its affiliated agencies. Italy is one of the Group of Seven (G-7) industrialized nations, together with the United States, Japan, Germany, France, the United Kingdom and Canada, and a member of the Group of Twenty (G-20), which brings together the world’s major advanced and emerging economies, comprising the European Union and 19 country members. Italy is also a member of the Organization for Economic Co-operation and Development (OECD), the World Trade Organization (WTO), the IMF, the International Bank for

Reconstruction and Development (World Bank), the European Bank for Reconstruction and Development (EBRD) and other regional development banks.

THE ITALIAN ECONOMY
General
According to IMF data, the Italian economy, as measured by 2019 GDP (at current prices in U.S. dollars), is the eighth largest in the world after the United States, the People’s Republic of China, Japan, Germany, the United Kingdom, India and France.
The Italian economy developed rapidly in the period following World War II as large-scale, technologically advanced industries flourished along with more traditional agricultural and industrial enterprises. Between 1960 and 1974, Italian GDP, adjusted for changes in prices, or “real GDP,” grew by an average of 5.2 per cent per year. As a result of the 1973-74 oil price shocks and the accompanying worldwide recession, output declined by 2.1 per cent in 1975, but between 1976 and 1980 real GDP again grew by an average rate of approximately 4.0 per cent per year. During this period, however, the economy experienced higher inflation, driven in part by wage inflation and high levels of borrowing by the Government. For the 1980s as a whole, real GDP growth in Italy averaged 2.4 per cent per year.
Italy’s economic growth slowed down substantially in the 1990s. Tighter fiscal policy, which followed the lira’s suspension from the Exchange Rate Mechanism in September 1992, led Italy’s economy into recession in 1993. The economy recovered in 1994; however, Italy’s GDP grew at a modest pace, an average of 1.6 per cent per year from 1996 through 1999, lagging behind those of other major European countries. This trend reflects the persistence of several medium and long-term factors, including the difficulties in fully integrating Southern Italian regions into the more dynamic economy of Northern and Central Italy, unfavorable export specialization in traditional goods, inadequate infrastructure, the incomplete liberalization process and insufficient flexibility of national markets. The slowness of the recovery in economic activity is due to shortcomings in the Italian productive economy that make it fragile in the new competitive environment. These deficiencies depend both on factors internal to firms, such as small size and the limitations of exclusive family control and on external factors, such as insufficient infrastructure, high tax rates combined with widespread tax evasion, an uncertain and complex regulatory framework and long administrative procedures.
Over the seven-year period from 2000 to 2007, average annual GDP growth in Italy was of 1.5 per cent compared to the average annual GDP growth of the euro area of 2.2 per cent. Between 2008 and 2014, as a result of the global financial and economic crisis, average annual GDP growth in Italy was negative 1.2 per cent compared to negative 0.1 in the euro area.
The table below shows the annual percentage change in real GDP growth for Italy and the countries participating in the EU and in the euro area, including Italy, for the period 2015 through 2019.
Annual Per Cent Change in Real GDP (2015-2019)
	2015	2016	2017	2018	2019
Italy	0.8	1.3	1.7	0.8	0.3
EU(1)	2.4	2.0	2.6	2.0	1.5
Euro area(2)	2.1	1.9	2.6	1.9	1.3
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(1)	The EU represents the 28 countries participating in the European Union.
(2)	The euro area represents the 19 countries participating in the European Monetary Union.
Source: Bank of Italy and Eurostat.

In 2015, the Italian economy returned to growth, at a pace of 0.8 per cent. This increase in Italy’s GDP was mainly due to the general fall in oil prices and the adoption of certain monetary and fiscal policies supporting growth. Domestic demand was the main driver for growth in 2015. Household spending moderately picked up in 2015, including on components other than durable goods. Export was negatively affected, particularly in the second half of the year, by a decline of global commerce; nevertheless, Italian export increased by 4.3 per cent in 2015, while import registered a significant increase from 2014. In 2015, the employment rate increased by 0.6 per cent. However, Italy’s GDP still lagged some 8 percentage points behind pre-crisis levels. Germany and France instead, and, to a lesser extent, the euro area as a whole, recorded GDPs that were higher than pre-2009 levels.
In 2016, Italy’s GDP increased by 1.3 per cent compared to 2015, primarily due to fiscal and monetary policies adopted by the Government to support growth, and to a continued increase in domestic demand from 2015. The decline in global commerce first measured in the second half of 2015 continued in the first half of 2016, with resulting low prices impacting GDP growth, partly offset by low financing costs, and leading to deflation. Domestic demand further increased, mainly due to a 1.9 per cent increase in disposable income.
In 2017, Italy’s GDP increased by 1.7 per cent compared to 2016, further consolidating the growth trend started in the second half of 2013. This increase in Italy’s GDP was mainly due to a general increase in global commerce, resulting in a 1.3 per cent increase in domestic demand and a 1.6 per cent increase in exports of goods and services. Exports, in particular, benefitted from lower increases in prices compared to Italy’s trading partners, offsetting the negative impact of the euro nominal exchange-rate appreciation.
In 2018, Italy’s GDP increased by 0.8 per cent compared to 2017, at a slower pace than expected and experiencing a stop in the last few months of the year. This was mainly due to both the slowdown in foreign sales and the weakening of national demand, which in the second half of the year affected investments (especially in capital goods) and, to a lesser extent, household spending.
In 2019, Italy’s GDP increased by 0.3 per cent compared to 2018, evidencing a further slow-down in the growth of Italian economy.  This was mainly due to lower investments than in 2018 as a result of an increased uncertainty in the global economy, and a slowdown in disposable income.
According to Eurostat, Italy’s GDP in the second quarter of 2020 decreased by 17.3 per cent compared to the same quarter of 2019 mainly as a consequence of Coronavirus pandemic. For information regarding the key measures adopted by Italy in connection with the coronavirus pandemic, see “Republic of Italy—Coronavirus Pandemic.”
In the past, the Government has historically experienced substantial government deficits. Among other factors, this has been largely attributable to high levels of social spending and the fact that social services and other non-market activities of the central and local governments accounted for a relatively significant percentage of total employment as well as high interest expense resulting from the size of Italy’s public debt. Countries participating in the European Economic and Monetary Union are required to reduce “excessive deficits” and adopt budgetary balance as a medium-term objective. For additional information on the budget and financial planning process, see “Public Finance—Measures of Fiscal Balance,” “Public Finance—Revenues and Expenditures” and, “Public Debt—Summary of External Debt—Excessive Deficit Procedure.”
A longstanding objective of the Government has been to control Italy’s debt-to-GDP ratio. Italy’s debt-to-GDP ratio increased in 2019 to 131.6 per cent net of euro area financial support and 134.8 per cent gross of euro area financial support, while the primary surplus amounted to 1.7 per cent. Excluding the financial support provided to European Monetary Union (“EMU”) countries, the increase from 2018 was of 0.1 percentage points.
On September 23, 2019, the Bank of Italy announced that Italy’s debt-to-GDP ratio had been revised upwards for the previous years, due to a change in the methodology employed to calculate public debt at a European level, as set out in the Manual on Government Deficit and Debt published by Eurostat on August 2, 2019 (“Eurostat Manual”). The methodology change affected how interest on certain non-negotiable notes is accounted for. In Italy, this has mainly affected the accounting treatment of postal savings (Buoni Postali Fruttiferi) (“BPF”) issued up to 2001. BPFs are bearer instruments payable on demand, on or prior to their maturity date; accrued interest on BPFs is paid on redemption, at the same time as the principal amount. Outstanding BPFs have maturity dates up to 2031 and their holders have up to ten years from the relevant maturity date to redeem BPFs. The Eurostat Manual requires that accrued interest on BPFs be taken into account when calculating their face value, rather than just when BPFs are redeemed. As of December 31, 2019, the outstanding BPFs had an aggregate principal amount and accrued interest of €163.2 billion and €4.1 billion, respectively.
According to Italy’s most recent estimates, Italy’s debt-to-GDP ratio, gross of euro area financial support, is expected to reach 155.7 per cent in 2020 and 152.7 per cent in 2021, respectively.  Estimates for the period 2022-2023 are not available as the European Union allowed member states to limit their forecast to 2021 in light of uncertainty deriving from the Coronavirus pandemic.
Historically, Italy has had a high savings rate, calculated as a percentage of gross national disposable income, which measures aggregate income of a country’s citizens after providing for capital consumption (the replacement value of capital used up in the process of production). Private sector savings as a percentage of gross national disposable income averaged 19.5 per cent in the period from 2001 to 2010. Private sector savings as a percentage of gross national disposable income were 19.9 per cent in 2018 and 19.3 per cent in 2019, respectively. Because of the historically high savings rate, the Government has been able to raise large amounts of funds through issuances of Treasury securities in the domestic market, with limited recourse to external financing. As of May 31, 2020, non-resident holders owned 29.0 per cent of the total outstanding government securities, while the Bank of Italy and resident holders owned 18.5 per cent and 52.5 per cent of the total outstanding government securities, respectively.
The Italian economy is characterized by significant regional disparities, with the level of economic development of Southern Italy usually below that of Northern and Central Italy. In 2018, the per capita GDP in Southern Italy, also known as the Mezzogiorno, increased by 0.4 per cent. GDP increased by 0.8 per cent and 1.4 per cent in the North West and the North East of Italy, respectively, while GDP in the Centre of Italy increased by 0.8 per cent. The Mezzogiorno registered a fourth consecutive increase in GDP after seven consecutive years of contraction, following a 1.4 per cent increase in 2015, a 0.2 per cent increase in 2016, and a 1.0 per cent increase in 2017. The marked regional divide in Italy is also evidenced by significantly higher unemployment in the Mezzogiorno. For additional information on Italian employment, see “—Employment and Labor.”
In 2019, following a 1.2 per cent average harmonized inflation in 2018, Italy recorded a 0.7 per cent average harmonized inflation as measured by the HICP.

Key Measures related to the Italian Economy
Since 2009, the Government has acted to limit the effects of the global crisis, support the economy and facilitate its recovery. The Government also injected significant liquidity into the financial system by accelerating payment of past debts and reducing the accrual of tax refunds. During the years 2009 to 2016, the Government adopted a series of measures aimed at increasing Government receipts, reducing Government spending, fighting tax evasion, reforming the Italian banking system, simplifying the public administration, sustaining the economic and financial growth of Italy, achieving the financing targets adopted by the EU and balancing the general government’s budget.
Measures adopted in 2017
In 2017, the Government adopted a series of measures aimed at supporting the Italian banking system, improving the flexibility of Italy’s labor market, and simplify the public administration. The main measures adopted by the Government in 2017 comprised, inter alia:
•
Law Decree No. 8 of February 9, 2017 (converted into Law No. 45 of April 7, 2017), which provided for urgent measures in support of populations affected by certain earthquakes which occurred in 2015 and 2016, including an extension of certain tax breaks until November 30, 2017, financial support for small and medium sized companies, simplified procedures for public procurement and the application the government’s revenues from the so-called 8x1000 personal income tax to reconstruction and reparation of heritage sites affected by the earthquakes;

•
Law Decree No. 25 of March 17, 2017 (converted into Law No. 49 of April 20, 2017), which repealed the voucher system for ancillary work and provided for a transitional period to allow for the use of the vouchers already issued until December 31, 2017;

•
Law Decree No. 50 of April 24, 2017 (converted into Law No. 96 of June 21, 2017), which, inter alia, introduced certain measures to facilitate the securitization of bad loans and exclude pension funds from bail-in risk, provided funds in the amount of €600 million for a bridge loan to Alitalia Società Aerea Italiana S.p.A. (“Alitalia”), introduced a revised ancillary work framework, and determined the required steps for a potential merger of ANAS with Ferrovie dello Stato Italiane S.p.A. (“FS”);

•	Law No. 81 of May 22, 2017, aimed at introducing social and economic protection for self-employed workers;
•
Legislative Decrees No. 74 and No. 75 of May 25, 2017, which implemented a reform of the public administration designed to increase the efficiency and transparency thereof by introducing independent evaluation bodies and performance based mechanisms, among other things;

•
Law Decree No. 91 of June 20, 2017 (converted into Law No. 123 of August 3, 2017), which introduced certain measures to support economic development in Southern Italy, including financial support to young entrepreneurs and the creation, where so requested by regional governments, of special economic areas (Zone Economiche Speciali) benefitting from fiscal advantages and tax credits, focusing on ports and connected areas; and

•
Law Decree No. 148 of October 16, 2017 (converted into Law No. 172 of December 4, 2017), which extended the term for discounted tax debts, recovery of VAT evasion and the so-called split payment, and increased by an amount of €300 million the bridge loan to Alitalia, among other things.

On October 26, 2017, Parliament adopted Law No. 165, the new electoral law (so-called Rosatellum) that became effective on November 12, 2017, providing for a mixed system of proportional and majority method with 35 per cent of seats awarded using a first past the post electoral system and 64 per cent of seats awarded using a proportional method, with one round of voting. For additional information, see “Republic of Italy––Government and Political Parties––Elections.”
On December 4, 2017, Parliament approved the stability law for 2018 and the budget law for 2018-2020 through Law No. 172 of December 4, 2017. The stability law for 2018 includes measures for the promotion of new hires, particularly in the Mezzogiorno, the creation of a €150 million fund for financing SMEs in the Mezzogiorno, alongside other provisions incentivizing machinery investment by SMEs, and the introduction of a new tax on digital transactions.
Measures adopted in 2018
During 2018, the Government adopted a series of measures aimed at improving, among other things, the flexibility of Italy’s labor market. The main measures adopted by the Government in 2018 comprised, inter alia:
•
Law Decree No. 38 of April 27, 2018 (converted into Law No. 77 of June 21, 2018), extending the term for repayment of the bridge loan to Alitalia to December 15, 2018, and Law Decree No. 135 of December 14, 2018 (converted into Law No. 12 of February 11, 2019), which further extended the maturity of the bridge loan to the earlier of the date falling 30 days after completion of a sale of Alitalia, and June 30, 2019;

•
Law Decree No. 87 of July 12, 2018 (so-called Decreto Dignità) (converted into Law No. 96 of August 9, 2018), which reduced the maximum term applicable to fixed-term employment contracts to 24 months, increased minimum compensation for wrongful dismissals, introduced fines for companies relocating abroad after having received State aid, increased employer social contributions and abolished the so-called split payment for professionals; and

•
Law Decree No. 91 of July 25, 2018 (converted into Law No. 108 of September 21, 2018), which extended the culture bonus programme for young Italians until the end of 2018, and introduced a new 180 days deadline for small co-operative banks to adhere to the ‘cohesion contracts’ introduced for co-operative banking groups.

On December 30, 2018, Parliament approved the stability law for 2019 and the budget law for 2019-2021 through Law No. 145 of December 30, 2018 (the “2019 Budget”). The 2019 Budget includes measures for the introduction of a basic universal income (so-called Reddito di Cittadinanza), a flat tax rate and certain changes to the pensions system (so-called Quota Cento).
Measures adopted in 2019
During the first months of 2019, the Government adopted Law Decree No. 4 of January 28, 2019 aimed at implementing some of the key measures included in the 2019 Budget, namely:
Reddito di Cittadinanza, a basic universal income aimed at preventing poverty and social disparity. This measure will allow people with low income to apply for the so-called assegno di cittadinanza, a monetary support of up to €500 per month, and a contribution for accommodation of up to €150 per month for citizens owning a property that is subject to a mortgage and up to €280 per month for citizens renting (but not owning) a property, respectively.

Quota Cento, allowing people to qualify for an early retirement. The measure will allow workers with at least 62 years of age and 38 years of social contribution to the national pension fund to apply for retirement.
On April 18, 2019, the Government adopted Law Decree No. 32 (the so-called Decreto Sblocca Cantieri, converted into Law No. 55 of June 14, 2019) (the “Decree Favoring Construction”) aimed at fostering economic growth by reviving public investment. In particular, the Decree Favoring Construction aims at incentivizing investment in public infrastructure and construction sites through several measures designed to facilitate the public procurement process. These measures include the implementation of simplified bidding procedures to counter the difficulties faced by firms, especially smaller sized ones, when participating in public procurement. Moreover, the Decree Favoring Construction includes ad hoc measures aimed, among other things, at facilitating and promoting the reconstruction of those areas of Italy that have been affected by earthquakes, reconstructing the Morandi bridge in Genoa which collapsed on August 14, 2018 (reconstruction was completed on August 3, 2020), and simplifying the authorization process for the construction of waste facilities in Rome.
On April 30, 2019, the Government adopted Law Decree No. 34 (the so-called “Decreto Crescita”) (“Growth Decree”) (converted into Law No. 58 of June 28, 2019) aimed at fostering the economic growth of the country. The Growth Decree includes:
1)
fiscal measures such as (a) reduced corporate income tax rates; (b) measures allowing companies and professionals to apply a higher base price for capital goods for depreciation purposes; (c) additional deductions on tax payable on real estate; (d) reduced income tax rates for certain categories of Italian citizens moving their tax residence to Italy from abroad;

2)
financial measures such as (a) measures intended to simplify the securitization process of non-performing loans; (b) the introduction of simplified investment companies with fixed capital; and (c) simplified regulation for companies operating in the financial technology sector;

3)	measures intended to promote private investments such as measures extending the circumstances in which small and medium enterprises (or SME) can access the SMEs Protection Fund; and
4)
measures aimed at protecting “made in Italy” including (a) the creation of a fund for venture capital investments into entities that own or license historical Italian brands; and (b) provisions for the protection of Italian products against Italian sounding (i.e., the practice of using names, images, geographical indications or brands reminiscent of Italy in marketing products which have no connections with Italy).

Measures adopted in 2020
For information regarding measures adopted by Italy in connection with the Coronavirus pandemic, see “Republic of Italy—Coronavirus Pandemic.”
Financial Assistance to EU Member States
The EFSF. In June 2010, the EU Member States created the European Financial Stability Facility (the “EFSF”) whose objective is to preserve financial stability of Europe’s monetary union by providing temporary assistance to euro area Member States. In order to fund any such assistance, the EFSF has the ability to issue bonds or other debt instruments in the financial markets. Such debt is guaranteed by the

Member States on a several basis based on each Member State’s participation in the ECB’s share capital. Initially, the limit to these guarantees (and therefore of the facility itself) was capped at €440 billion. Italy’s share of the EFSF is approximately 18 per cent. Financing granted by the EFSF increases the public debt of the participating countries proportionally to the share of the EFSF.
The EFSF financing is combined with the financing granted under the European Financial Stabilization Mechanism (the “EFSM”), a €60 billion facility organized by the European Commission, and additional financings from the IMF. The EFSM allows the European Commission to borrow in financial markets on behalf of the Union and then lend the proceeds to the beneficiary Member State. All interest and loan principal is repaid by the beneficiary Member State via the European Commission. The EU budget guarantees the repayment of the bonds in case of default by the borrower. The EFSF, EFSM and IMF can only act after a request for support is made by a euro area Member State and a country program has been negotiated with the European Commission and the IMF. As a result, any financial assistance by the EFSF, EFSM and IMF to a country in need is linked to strict policy conditions. The EFSF and EFSM could only grant new financings until June 2013; after this date, only existing financings could be administered.
A set of measures designed to expand the EFSF’s role were approved during the course of 2011: (i) the cap to guarantees provided by the euro area countries was increased from €440 billion to €780 billion; (ii) the facility was authorized to make purchases of Member States’ government bonds in the primary and secondary markets; (iii) it was authorized to take action under precautionary programs and to finance the recapitalization of financial institutions; and (iv) it was allowed to use the leverage options offered by granting partial risk protection on new government bond issues by euro area countries and/or by setting up one or more vehicles to raise funds from investors and financial institutions.
The ESM. From July 2013, the European Stability Mechanism (“ESM”), a facility with lending capacity of €500 billion, has assumed the role of the EFSF and the EFSM. The ESM has a subscribed capital of €700 billion, of which €80 billion is in the form of paid-in capital provided by the euro area Member States and €620 billion as committed callable capital and guarantees from euro area Member States, who have committed to maintain a minimum 15 per cent ratio of paid-in capital to outstanding amount of ESM issuances in the transitional phase from 2013 to 2017. Italy’s maximum commitment to the ESM is approximately €125.3 billion. The ESM will grant financings to requesting countries in the euro area under strict conditions and following a debt sustainability analysis.
On February 2, 2012, a number of revisions were made to the treaty instituting the ESM. Its entry into force was brought forward by one year, to July 2012, and the voting rules were amended to allow decisions to be taken by a qualified majority of 85 per cent in certain circumstances. This majority rule can be invoked in place of the requirement of unanimous decisions if the European Commission and the ECB determine that financial assistance measures need to be taken urgently and in the interests of the euro area’s financial and economic stability. Furthermore, as in the case of the EFSF, the ESM has additional means available to it to support countries in difficulty: it can purchase member countries’ government bonds, both directly or on the secondary market, and is allowed greater flexibility in its direct purchases of government bonds; it can take action under precautionary programs; and it can finance the recapitalization of financial institutions. Finally, in order to strengthen investors’ confidence in the new arrangements, on March 30, 2012, the EU announced that the ESM’s endowment capital would be paid up by 2014 instead of 2017 as originally planned. It was also agreed that as of July 2012 the ESM has become the main instrument for financing new support packages. The EFSF will continue to operate until existing financing arrangements terminate. For information regarding ESM measure adopted in connection with the Coronavirus pandemic, see “Republic of Italy—Coronavirus Pandemic.”

The EU Solidarity Fund.  In 2002, the EU Solidarity Fund was originally set up to respond to major natural disasters within Europe. The fund was created as a reaction to the severe floods in Central Europe in the summer of 2002. Since then, it has been used for 80 natural disasters covering a range of different catastrophic events including floods, forest fires, earthquakes, storms and drought. The fund can provide financial aid if total direct damage caused by a disaster exceeds €3 billion (at 2011 prices) or 0.6% of an EU country’s gross national income (GNI), whichever is lower, or for more limited regional disasters, the eligibility threshold is 1.5% of the region’s gross domestic product (GDP), or 1% for an outermost region. On September 11, 2020, the European Commission announced that it had granted €211.7 million from the EU Solidarity Fund to Italy, following the extreme weather damages in late October and November 2019. The grant will finance retroactively the restoration of vital infrastructures, measures to prevent further damage and to protect cultural heritage, as well as cleaning operations in the affected areas. For information regarding the extension of the scope of the EU Solidarity Fund in connection with the Coronavirus pandemic, see “Republic of Italy—Coronavirus Pandemic.”
Quantitative Easing. On January 22, 2015, the ECB announced an expanded asset purchase program (“Quantitative Easing”) comprising the ongoing purchase programs for asset-backed securities (ABSPP) and covered bonds (CBPP3), and, as a new element, purchases of certain euro-denominated securities issued by euro area central governments, agencies and European institutions (PSPP). Combined monthly purchases were originally capped at €60 billion, and were initially intended to be carried out until September 2016 or until the ECB sees a sustained adjustment in the path of inflation that is consistent with its aim of achieving inflation rates close to 2.0 per cent over the medium term. In early December 2015, the ECB announced the extension of Quantitative Easing until March 2017, maintaining combined monthly purchases at the level of €60 billion. On March 10, 2016, the ECB announced an increase to €80 billion in the monthly purchase under the Quantitative Easing program and four new targeted longer-term refinancing operations (TLTRO II) to reinforce its accommodative monetary policy stance and to foster new lending, which will be conducted from June 2016 to March 2017, on a quarterly basis. On December 8, 2016, the ECB decided to extend the Quantitative Easing program decreasing the combined monthly purchases to €60 billion until the end of December 2017. On October 26, 2017, the ECB decided to further extend the Quantitative Easing program until September 2018, decreasing the combined monthly purchases to €30 billion from January 1, 2018. With respect to the PSPP, the percentage of securities issued in the euro area and purchased by the ECB was increased from 8.0 per cent in 2015 to 10.0 per cent in 2016, while the percentage of securities issued in the euro area and purchased by national central banks of a Member State different from the Member State where the relevant securities were issued was decreased from 12.0 per cent in 2015 to 10.0 per cent in 2016. The residual 80.0 per cent of PSPP securities issued in the euro area were purchased by the national central bank of the Member State where the relevant securities were issued. Between March 9, 2015 and December 19, 2018, the ECB purchased Italian PSPP securities for approximately €365,353 billion in nominal value. On December 13, 2018, the ECB announced that net purchases under Quantitative Easing would end in December 2018. At the same time, the ECB announced that it would continue reinvesting, in full, the principal payments from maturing securities purchased under the Quantitative Easing for an extended period of time past the date when it starts raising the key ECB interest rates, and in any case for as long as necessary to maintain favorable liquidity conditions and an ample degree of monetary accommodation. On September 12, 2019, the ECB announced that it would resume making net purchases under the Quantitative Easing program, beginning November 1, 2019, at a rate of €20 billion per month. The ECB expects this to run for as long as necessary to reinforce the accommodative impact of its policy rates, and to end shortly before it starts raising the key interest rates.  In March 2020, as a consequence of the Coronavirus pandemic, the ECB decided to increment the existing program by allowing the purchase of up to €120 billion of public securities by the end of the year.

Collective Action Clauses. Following recommendations of the IMF and the release of a draft model form of collective action clause, Italy introduced a form of collective action clause into the documentation of all of its New York law governed bonds issued since June 16, 2003.
The rights of bondholders have generally been individual rather than collective. As a result of each bondholder having individual rights, the restructuring or amending of a bond would legally have to be negotiated with each bondholder individually and any one bondholder that did not agree with restructuring or amendment terms could refuse to accept such terms or “hold out” for better terms thereby delaying the restructuring or amendment process and potentially forcing an issuer into costly litigation. These risks increase as the bondholder base is more geographically dispersed or is comprised of both individual and institutional investors.
In an effort to minimize these risks, issuers began including so-called collective action clauses into their bond documentation. These collective action clauses are intended to minimize the risk that one or a few “hold out” bondholders delay a restructuring or amendment where a majority of the other bondholders favor the terms of the restructuring or amendment, by permitting a qualified majority of the bondholders to accept the terms and bind the entire bondholder base to such terms.
The treaty instituting the ESM, as revised on February 2, 2012 (and ratified by Italy through Law No. 116 of July 23, 2012), required that all new government debt securities with a maturity of more than one year, issued on or after January 1, 2013, include the same collective action clauses as other countries in the Eurozone (the “EU Collective Action Clauses”). These standardized clauses for all euro area Member States, as set out in the document “Common Terms of Reference” dated February 17, 2012 developed and agreed by the European Economic and Financial Committee (EFC) and published on the EU Commissions website, allow a qualified majority of creditors to agree on certain “reserved matter modifications” to the most important terms and conditions of the bonds of a single series (including the financial terms) that are binding for all the holders of the bonds of that series with either (i) the affirmative vote of the holders of at least 75 per cent represented at a meeting or (ii) a written resolution signed by or on behalf of holders of at least 66 2/3 per cent of the aggregate principal amount of the outstanding bonds of that series and the consent of the Issuer. The EU Collective Action Clauses also include an aggregation clause enabling a majority of bondholders across multiple bond issues to agree on certain “reserved matter modifications” to the most important terms and conditions of all outstanding series of bonds (including the financial terms) that are binding for the holders of all outstanding series of bonds with (1) either (i) the affirmative vote of all holders of at least 75 per cent represented at separate meetings or (ii) a written resolution signed by or on behalf of all holders of at least 66 2/3 per cent of the aggregate principal amount of all outstanding series of bonds (taken in the aggregate) and (2) either (i) the affirmative vote of the holders of more than 66 2/3 per cent represented at a meeting or (ii) a written resolution signed by or on behalf of holders of more than 50 per cent of the aggregate principal amount of each outstanding series of bonds (taken individually) and the consent of the Issuer (so-called “Cross Series Modification Clauses”). Italy, as all EU Member States, has included the EU Collective Action Clauses and the Cross Series Modification Clauses in the documentation of all new bonds issued since January 1, 2013. For additional information regarding Italy’s implementation of EU Collective Action Clauses, see “Public Debt—Summary of External Debt.”
Gross Domestic Product
In 2015, Italy’s GDP increased by 1.0 per cent compared to 2014. After three years of contraction, the Italian economy returned to growth, which was mainly driven by the stimulus provided by expansionary monetary policy measures which, together with the positive impact of the falling oil prices, offset the weaker impetus coming from the world economy.

In 2016, Italy’s GDP increased by 0.9 per cent compared to 2015. Both domestic demand (net of inventories) and private consumption continued to expand, benefitting from better labour market conditions, a sizeable recovery of real disposable income and the improvement of the general conditions for having access to credit.
In 2017, Italy’s GDP increased by 1.5 per cent compared to 2016, mainly due to a continued expansion of domestic demand (net of inventories) and private consumption, with continuing improved conditions for having access to credit offsetting a decrease in real disposable income.
In 2018 and 2019, Italy’s GDP increased by 0.9 per cent compared to 2017 and by 0.3 per cent compared to 2018, respectively.  These increases were mainly due to a continued expansion of domestic demand (net of inventories) albeit at a slower rate than in previous years. Contraction in inventories limited growth.
The following table sets forth information relating to nominal (unadjusted for changing prices) GDP and real GDP for the periods indicated.
GDP Summary
	2015	2016	2017	2018	2019
Nominal GDP (in € millions)(1)	1,655,355	1,695,787	1,736,593	1,766,168	1,787,664
Real GDP (in € millions)(2)	1,655,355	1,676,766	1,704,733	1,718,338	1,723,515
Real GDP per cent change	0.9	1.3	1.7	0.8	0.3
Population (in thousands)	60,796	60,666	60,589	60,484	60,360
__________________________
(1)	Nominal GDP (in € millions) calculated at current prices.
(2)	Real GDP (in € millions) at constant euro with purchasing power equal to the average for 2015.
Source: ISTAT.
Private Sector Consumption. In 2019, private sector consumption in Italy increased by 0.4 per cent, compared to a 0.9 per cent increase in 2018. In 2019, private sector consumption represented approximately 60.4 per cent of real GDP compared to 60.6 per cent in 2018. This trend in private sector consumption is in line with the slowdown in disposable income, which was mostly driven by a general lack of confidence in the Italian economy and, more specifically, in the employment market. Purchases of non-durable goods and purchases of durable goods such as motor vehicles, white goods and consumer electronics, increased by 0.1 per cent and 2.7 per cent in 2019, respectively, while consumption of semi-durable goods decreased by 2.7 per cent. Services increased at a slower pace than usual, by 0.9 per cent compared to 2018, but still represented 52.6 per cent of the total private sector consumption.
Public Sector Consumption. In 2019, public sector consumption in Italy decreased by 0.4 per cent compared to a 0.4 per cent increase in 2018. In 2019, public sector consumption represented approximately 17.7 per cent of real GDP.
Gross Fixed Investment. In 2019, gross fixed investment in Italy increased by 1.4 per cent compared to a 3.1 per cent increase in 2018. However, in line with 2018, gross fixed investment represented approximately 18 per cent of real GDP in 2019.

Net Exports. In 2019, exports of goods and services increased by 1.2 per cent in volume compared to a 2.3 per cent increase in 2018. This was mainly due to a contraction of exports towards the euro area  countries.  Exports of goods increased at a slower pace compared to 2018 by approximately 0.7 per cent. Italy’s world market share in 2019 remained stable at approximately 2.8 per cent at current prices and exchange. Exports towards countries and markets outside the EMU continued to grow.
Imports.  In 2019, imports of goods and services registered a 0.4 per cent decrease compared to 2018, mainly due to a contraction of the import of goods from certain key countries, such as Germany.
Strategic Infrastructure Projects. Italy’s infrastructure is still significantly underdeveloped compared to other major European countries.
Italy adopted legislation in 2001 (the “Strategic Infrastructure Law”) providing the government with special powers to plan and realize those infrastructure projects considered to be of strategic importance for the growth and modernization of the country, particularly in the Mezzogiorno. The Strategic Infrastructure Law is aimed at simplifying the administrative process necessary to award contracts in connection with strategic infrastructure projects and increase the proportion of privately financed projects. In the last decade, beginning with the Strategic Infrastructure Law, progress was made in the planning of public works, starting to overcome historical weakness linked to long procedures due to overlapping powers and responsibilities among different levels of government. From 1990 through 2010, general government investment expenditure averaged 2.4 per cent of GDP in Italy, just below the euro area average of 2.5 per cent. Italy’s outlay was less than that of France (3.2 per cent) but more than that of Germany (1.9 per cent) and the United Kingdom (1.8 per cent). In 2018 and 2019 general government expenditure for investments was 2.1 per cent and 2.3 per cent of GDP, respectively.
Principal Sectors of the Economy
In 2019, value added was in line with 2018, increasing by only 0.2 per cent. This trend was consistent in all sectors of the economy.
The following table sets forth value added by sector and the percentage of such sector of the total value added at purchasing power parity with 2015 prices.
Value Added by Sector(1)
	2015		2016		2017		2018		2019
	in € millions	per cent of Total	in € millions	per cent of Total	in € millions	per cent of Total	in € millions	per cent of Total	in € millions	per cent of Total
Agriculture, fishing and forestry	34,187	2.3	34,168	2.3	32,882	2.2	33,465	2.2	32,889	2.1
Industry	280,625	18.9	289,513	19.2	299,348	19.5	305,590	19.8	303,453	19.6
of which:
Manufacturing	238,295	16.0	245,380	16.3	253,908	16.5	258,267	16.7	256,411	16.5
Mining	4,374	0.3	5,840	0.4	6,347	0.4	6,292	0.4	6,196	0.4
Supply of Energy, Gas, Steam, and Conditioned Air	23,312	1.6	23,075	1.5	23,919	1.6	25,664	1.7	25,665	1.7
Water Supply Drainage and Wasting	14,645	1.0	15,217	1.0	15,304	1.0	15,434	1.0	15,241	1.0
Construction	64,623	4.3	65,036	4.3	65,580	4.3	66,337	4.3	67,499	4.4
Services	1,108,615	74.5	1,119,541	74.2	1,134,499	74.0	1,141,534	73.8	1,147,140	74.0
of which:
Commerce, repairs, transport and storage, hotels and restaurants	308,208	20.7	316,401	21.0	326,042	21.3	327,110	21.1	328,559	21.2

	2015		2016		2017		2018		2019
	in € millions	per cent of Total	in € millions	per cent of Total	in € millions	per cent of Total	in € millions	per cent of Total	in € millions	per cent of Total
Information and communication services	53,806	3.6	56,529	3.7	57,547	3.8	57,236	3.7	58,834	3.8
Financial and monetary intermediation	83,670	5.6	83,172	5.5	83,045	5.4	82,764	5.3	82,722	5.3
Real estate activities	205,210	13.8	205,465	13.6	206,646	13.5	208,706	13.5	212,450	13.7
Professional, scientific and technical activities	142,355	9.6	144,346	9.6	148,302	9.7	153,319	9.9	152,197	9.8
Public administration and defense, mandatory social insurance, education, public health, social and personal services	253,158	17.0	250,894	16.6	249,415	16.3	249,099	16.1	248,546	16.0
Recreational and artistic activities, repairs of goods and homes, and other services	62,207	4.2	62,734	4.2	63,478	4.1	63,247	4.1	63,821	4.1
Value added at market prices	1,488,049	100	1,508,257	100	1,532,443	100	1,547,060	100	1,551,113	100
__________________________
(1)	Value added in this table is calculated by reference to prices of products and services, excluding any taxes on any such products.
Source: Istat.
Role of the Government in the Economy
Until the early 1990’s, State-owned enterprises played a significant role in the Italian economy. The State participated in the energy, banking, shipping, transportation and communications industries, among others, and owned or controlled approximately 45 per cent of the Italian industrial and services sector and 80 per cent of the banking sector. As a result of the implementation of its privatization program, which started in 1992, the State exited the insurance, banking, telecommunications and tobacco sectors and significantly reduced its interest in the energy sector (principally through sales of shareholdings in ENI S.p.A. (“ENI”) and ENEL S.p.A. (“ENEL”)) and in the defense sector (principally through sales of shareholdings in Leonardo S.p.A., formerly known as Finmeccanica S.p.A.). For additional information on the role of the Government in the Italian economy, see “Monetary System—Equity Participations by Banks—Structure of the Banking Industry” and “Public Finance—Government Enterprises.”
Services
Transport. Italy’s transport sector has been relatively fast-growing and, during the period from 1980 to 1996, grew at more than twice the rate of industrial production growth. The expansion of the transport sector was largely the result of trade integration with European markets. Historically, motorways and railways have been controlled, directly and indirectly, by the Government, and railways in particular have posted large financial losses. In recent years, many of these enterprises have been restructured in order to place them on a sounder financial footing and/or have been privatized.
Roadways are the dominant mode of transportation in Italy. The road network includes, among others, municipal roads that are managed and maintained by local authorities, roads outside municipal areas that are managed and maintained by the State Road Board (“ANAS”) and a system of toll highways that in part are managed and maintained by several concessionaries, the largest of which is controlled by Autostrade S.p.A. (“Autostrade”), which was privatized in 1999.

Italy’s railway network is small in relation to its population and land area. Approximately 40 per cent of the network carries 80 per cent of the traffic, resulting in congestion and under-utilization of large parts of the network. Projects for the construction of new high-speed train systems (Treno ad alta velocità or “TAV”) linking the principal urban centers of Italy with one another and with neighboring European countries, as well as other infrastructure projects designed to upgrade the railway network, are under way or, in some cases, have been completed. The corridors of Milano-Bologna-Rome-Naples-Salerno and Milano-Torino have been completed. As of June 30, 2018, there were 24,477 kilometers of railroad track, including 1,467 kilometers of high-speed railroad track, of which 68.6 per cent are managed by State-owned enterprises, with the remainder managed by private firms operating under concession from the Government.
In 1992, the Italian State railway company was converted from a public law entity into a commercial State-owned corporation, FS, with greater autonomy over investment, decision-making and management. In response to EU directives and the intervention by the Italian Antitrust Authority (Autorità Garante della Concorrenza e del Mercato), since March 1999 Italy has been implementing a plan aimed at preparing Italy’s railways for competition. Italy liberalized railway transportation by creating two separate legal entities wholly owned by FS: (i) Trenitalia S.p.A., managing the transportation services business; and (ii) Rete Ferroviaria Italiana S.p.A. (“RFI”), managing railway infrastructure components and the efficiency, safety and technological development of the network. Starting from the end of April 2012, Nuovo Trasporto Viaggiatori S.p.A. (“NTV”) brought competition to FS through “Italo”, another high-speed train that started serving the Milano-Bologna-Rome-Naples corridor.
In February 2015, the Ministry of Economy and Finance announced that a potential privatization of FS was under discussion for the second semester of 2016. On May 16, 2016, the Government set the criteria for the privatization process and the procedure to be followed for the disposal of the stake held by the State in FS. No further steps have been formally taken with regards to this privatization process. In 2019, FS’s revenues amounted to €12,435 million compared to €12,072 million in 2018 and net profit of €584 million compared to €559 million in 2018.
Alitalia, which used to be Italy’s national airline, was sold in 2008 and as a result the Government no longer owns an interest in any air carrier. However, due to the strategic importance of the services rendered by Alitalia and in order to support its day-to-day operation in the context of receivership proceedings which began on May 2, 2017, through Law Decree No. 50 of April 24, 2017 (converted into Law No. 96 of June 21, 2017), the Government granted an unsecured bridge loan to Alitalia in an aggregate amount of €300 million, with a term of six months and an annual interest rate of 6-month Euribor plus a spread of 1.000 basis points. The stability law for 2018 provided for an extension of the term of such bridge loan for a further six months period and an increase in its aggregate amount to €600 million. Law Decree No. 38 of April 27, 2018 (converted into Law No. 77 of June 21, 2018), further extended the maturity of the bridge loan to December 15, 2018 and provided for an increase in its aggregate amount to €900 million. Law Decree No. 135 of December 14, 2018 (converted into Law No. 12 of February 11, 2019) subsequently extended the maturity of the bridge loan to the earlier of the date falling 30 days after an acquisition of Alitalia, and June 30, 2019. The Growth Decree further extended the bridge loan to Alitalia providing for an indefinite maturity date.
In an effort to restore the current financial situation of Alitalia, a number of parties have been in discussions to acquire part or all of Alitalia’s assets through a newly incorporated entity that is known as “Nuova Alitalia”.  Such attempts were inconclusive and the Government decided to nationalize the airline once again.  Law Decree No. 34 of May 19, 2020 (“Decreto Rilancio”) provided for a €3 billion recapitalization of Alitalia and the incorporation of a new company wholly owned by the Government which will run the business.

Communications. In 1997, the Italian Parliament enacted legislation to reform the telecommunications market to promote competition in accordance with EU directives. This legislation permits companies to operate in all sectors of the telecommunications market, including radio, television and telephone, subject to certain antitrust limitations, and provides for the appointment of a supervisory authority. The Italian Telecommunication Authority (Autorità per le Garanzie nelle Comunicazioni, or “AGCOM”), consists of five members appointed by the Italian Parliament and a president appointed by the government. It is responsible for issuing licenses and has the power to regulate tariffs and impose fines and other sanctions. Each fixed and mobile telephony operator must obtain an individual license, which is valid for 15 years and is renewable.
Italy’s telecommunications market is one of the largest in Europe. The telecommunications market was deregulated in January 1998 and while Telecom Italia, which was privatized in 1997, remains the largest operator, it is facing increasing competition from new operators that have been granted licenses for national and local telephone services. Competition among telecommunications operators has resulted in lower charges and a wider range of services offered. In January 2000, access to local loop telephony was liberalized. Wind Tre, resulting from the business combination of Wind and Hutchison 3G’s Italian businesses in 2016, is the largest mobile operator by revenues, followed by Telecom Italia Mobile (TIM) and Vodafone Italia (controlled by the Vodafone Group). On July 25, 2016, the Government granted a Mobile Network Operator license to a new operator, Iliad Italia, which commenced its operations in May 2018.
Internet and personal computer penetration rates in Italy have grown consistently in recent years.  Nonetheless, the data significantly differs geographically and depending on the age group and cultural background. For example, there is a significant difference between North and Center regions of Italy, where penetration of broadband and ultrabroadband connections is far higher, compared to Southern regions of Italy, even though significant investments have been made in recent years in the Mezzogiorno area, aimed at bridging this gap. In addition, while 94.4 per cent of households including a family member under 18 years-old have an internet connection, only 34.0 per cent of households comprising only family members over 65 years-old have an internet connection. Telecom Italia remains the largest internet provider, followed by Fastweb, Vodafone Italia, Wind Tre and others (including BT Italia, CloudItalia, Eolo, and Linkem).
Tourism. Tourism is an important sector of the Italian economy. In 2019, tourism revenues, net of amounts spent by Italians traveling abroad, were approximately €17.2 billion. Spending by foreign tourists in Italy increased by 6.2 per cent, while spending by Italian tourists abroad increased by 6.3 per cent, compared to 6.5 per cent and 3.7 per cent, respectively, in 2018..
Financial Services. The percentage of investment of households allocated to shares and investment fund units amounted to approximately 32.6 per cent at the end of 2019, compared to 32.8 per cent in 2018. Bank deposits accounted for 29.1 per cent (29.3 per cent in 2018), insurances and pension funds accounted for 25.3 per cent (24.1 per cent in 2018), and bonds accounted for 6.1 per cent (6.8 per cent in 2018). In the past, a significant portion of Italy’s households used to be invested in public debt. In 2019, however, households investments in public securities accounted for only 3.0 per cent of total households financial assets (3.4 per cent in 2018).
 The general Italian share price index increased by 25.0 per cent in 2019. This increase was mainly driven by the general improvement of the global financial conditions and the increasing stability of the Government (after months of vacancy).
Italian household indebtedness as a percentage of disposable income remained substantially unchanged in 2019 at 61.9 per cent. Lending to families increased by 3.5 per cent in 2019. The amount of mortgages granted decreased by 0.5 per cent in 2019, compared to a 1.8 per cent increase in 2018, while consumer credit by banks increased to 3.2 per cent of total loans in line with 2018. For additional information on the Italian banking system, see “Monetary System—Banking Regulation.”
Manufacturing
In 2019, the manufacturing sector represented 14.5 per cent of GDP and 15.5 per cent of total employment. In 2019, value added in manufacturing decreased by 0.5 per cent compared to a 2.6 per cent increase in 2018.
Italy has compensated for its lack of natural resources by specializing in transformation and processing industries. Italy’s principal manufacturing industries include metal products, precision instruments and machinery, textiles, leather products and clothing, wood and wood products, paper and paper products, food and tobacco, chemical and pharmaceutical products and transport equipment, including motor vehicles.
The number of large manufacturing companies in Italy is small in comparison to other European Union countries. In 2019, the most significant companies included FCA Italy S.p.A. (automobiles and other transportation equipment), Leonardo S.p.A. (formerly known as Finmeccanica S.p.A.) (defense, aeronautics, helicopters and space), Luxottica Group S.p.A. (eyewear), Parmalat S.p.A. (dairy and food), Pirelli & C. S.p.A. (tires and industrial rubber products), Barilla S.p.A. (food), Prada S.p.A. (fashion), and Brembo S.p.A. (breaks). These companies export a large proportion of their output and have significant market shares in their respective product markets in Europe.
Much of Italy’s industrial output is produced by small and medium-sized enterprises, which also account for much of the economic growth over the past 20 years. These firms are especially active in light industries (including the manufacture of textiles, production machinery, clothing, food, shoes and paper), where they have been innovators, and export a significant share of their production. The profit margins of large manufacturing firms, however, have generally been higher than those of their smaller counterparts. Various government programs (in addition to EU programs) to support small firms provide, among other things, for loans, grants, tax allowances and support to venture capital entities.
Traditionally, investment in research and development (“R&D”) has been subdued in Italy. Total and corporate R&D spending has continued to be proportionally lower in Italy than in other industrialized countries, reflecting the Italian industry’s persistent difficulty in closing the technology gap with other advanced economies. Total R&D spending in Italy was 1.4 per cent of GDP in 2018 (the most recent year for which data is available), compared to 3.1 per cent in Germany and 2.0 per cent in the EU.
The following table shows the growth by sector of indexed industrial production for the years indicated.
Industrial Production by Sector (Index: 2015 = 100)
	2015	2016	2017	2018	2019
Food and tobacco	100.0	101.9	104.5	107.0	110.2
Textiles, clothing and leather	100.0	97.7	97.2	99.6	94.1
Wood, paper and printing	100.0	98.3	97.9	95.4	93.9
Coke and refinery	100.0	97.9	101.4	99.9	97.4
Chemical products	100.0	101.7	104.8	106.0	106.2
Pharmaceutical products	100.0	100.5	106.6	110.7	112.7

	2015	2016	2017	2018	2019
Rubber, plastic materials and non-ferrous minerals	100.0	103.1	106.9	105.5	101.9
Metals and ferrous products	100.0	102.3	106.1	107.8	103.2
Electronic and optic materials	100.0	99.2	99.6	101.7	104.4
Electric appliances for households	100.0	98.9	99.4	105.2	104.3
Machinery and equipment	100.0	103.0	109.2	113.3	111.2
Transport means	100.0	104.1	108.8	108.1	103.4
Other industrial products	100.0	102.9	107.3	112.1	116.4

__________________________
Source: ISTAT.
Energy Consumption
Energy consumption, measured in terms of millions of tons of oil equivalent, or “MTOE”, decreased by 1.3 per cent in 2019 compared to an increase of 1.6 per cent in 2018. In 2019 (in MTOE), oil represented 34.2 per cent of Italy’s energy consumption compared to 34.5 per cent in 2018, natural gas represented 36.1 per cent of Italy’s energy consumption compared to 34.7 per cent in 2018, renewable energy resources represented 20.9 per cent of Italy’s energy consumption compared to 19.6 per cent in 2018, solid combustibles represented 3.9 per cent of Italy’s energy consumption compared to 5.5 per cent in 2018, and net imported electricity represented 4.9 per cent of Italy’s energy consumption compared to 5.6 in 2018. In 2019, Italy’s production (in MTOE) of oil, natural gas, renewable energy and solid combustibles represented 25.3 per cent of the national energy consumption, compared to 25.1 per cent in 2018. Therefore, in 2019 Italy continued to rely heavily on energy imports, mainly of oil and natural gas.
The Italian energy sector is governed by regulations that aim to promote competition at the production, transport and sales level. The Electricity and Gas Authority (Autorità per l’Energia Elettrica e il Gas) regulates electricity and natural gas activities, with the aim of promoting competition and service quality; it has significant powers, including the power to establish tariffs. Italy’s domestic energy industry includes several major companies in which the Government holds an interest.
ENI is the largest oil and gas company in Italy and is engaged in the exploration, development and production of oil and natural gas in Italy and abroad, the refining and distribution of petroleum products, petrochemical products, the supply, transmission and distribution of natural gas and oil field services contracting and engineering. As of June 2020, the Ministry of Economy and Finance held approximately 4.4 per cent of the share capital of ENI directly and 26.0 per cent through Cassa Depositi e Prestiti S.p.A. (“CDP”).
ENEL is the largest electricity company in Italy and is engaged principally in the generation, importation and distribution of electricity. As of December 2019, the Ministry of Economy and Finance held approximately 23.6 per cent of ENEL’s share capital directly.
CDP is a privately held corporation in which the Ministry of Economy and Finance owns approximately 82.8 per cent of the share capital. CDP is engaged in the financing of investments in the public sector, i.e., of the state, the regions, the provinces and the city administrations and other public bodies. For additional information regarding CDP, see “Public Debt—General—Public Debt Management.” As of August 2020, CDP also indirectly holds approximately 29.9 per cent of the share capital of Terna S.p.A. (“Terna”). Formerly owned by ENEL, Terna is a profitable public company that pays dividends regularly, which owns and operates a major portion of the transmission assets of Italy’s national electricity grid.
Construction
In 2019, construction represented 3.8 per cent of GDP and 6.1 per cent of total employment. Investment in construction (characterized, as in the past, by more persistent cyclical fluctuation) represented 44.9 per cent of fixed investments in 2019. Housing transactions increased by 4.3 per cent in 2019, compared to a 16.5 per cent increase in 2018, while house prices slightly decreased by 0.1 per cent, in line with 2018, as the growth trend in housing transactions has not been reflected in the growth of house prices. Investment in non-residential construction increased by 2.0 per cent in 2019, compared to a 2.7 per cent decrease in 2018, while investment in residential construction increased by 3.2 per cent, compared to a 2.9 per cent increase in 2018.
Agriculture, Fishing and Forestry
In 2019, agriculture, fishing and forestry decreased by 1.6 per cent compared to 2018 and accounted for 1.8 per cent of GDP and 3.6 per cent of total employment. Agriculture’s share of Italian GDP has generally declined with the growth of industrial output since the 1960s. Italy is a net importer of all categories of food except fruits and vegetables. The principal crops are wheat (including the durum wheat used to make pasta), maize, olives, grapes and tomatoes. Cereals are grown principally in the Po valley in the North and in the South-Eastern plains, olives are grown principally in Central and Southern Italy and grapes are grown throughout the country.
Employment and Labor
General. Job creation has been and continues to be a key objective of the Government. Employment increased by approximately 0.1 per cent in 2019, a slowdown compared to the positive trend that began in 2016.
The unemployment rate in Italy decreased to 10.2 per cent in 2019 from 10.8 per cent in 2018, marking a 0.6 per cent decrease. In the euro area, the average unemployment rate was 7.5 per cent in 2019 compared to 8.1 per cent in 2018. The participation rate remained stable.
The following table shows the change in total employment in standard labor units, labor market participation rate and unemployment rate for each of the periods indicated. A standard labor unit is the amount of work undertaken by a full-time employee over the year and is used to measure the amount of work employed to produce goods and services.
Employment
	2015	2016	2017	2018	2019
Employment in standard labor units ( per cent on prior year)	0.7	1.3	0.8	0.8	0.3
Participation rate (per cent)(1)	64.0	64.9	65.4	65.6	65.7
Unemployment rate (per cent)(2)	12.1	11.9	11.4	10.8	10.2
__________________________
(1)	Participation rate is the rate of employment for the population between the ages of 15 and 64.
(2)	Unemployment rate does not include workers paid by Cassa Integrazione Guadagni, or Wage Supplementation Fund, which compensates workers who are temporarily laid off or who have had their hours cut.
Source: ISTAT.

Employment by sector. In 2019, approximately 73.4 per cent were employed in the service sector, 16.9 per cent were employed in the industrial sector (excluding construction), 6.1 per cent were employed in the construction sector and 3.6 per cent were employed in the agriculture, fishing and forestry sector.
Employment by geographic area and gender. Unemployment in Southern Italy, which in 2019 reached 17.9 per cent, has been historically higher than in Northern and Central Italy, respectively 6.2 and 8.9 per cent. In 2019, unemployment in the South decreased by 0.8 per cent compared to a 0.7 per cent decrease in the Centre and a 0.5 per cent decrease in the North. However, the number of persons employed increased throughout the country by 3.5 per cent. In 2019, the unemployment rate of females in Italy was 11.3 per cent, a 0.6 per cent decrease compared to 2018. In 2019, the unemployment rate of males in Italy decreased by 0.7 per cent compared to 2018 and was 9.3 per cent in 2019. The participation rate remained stable.
Employment of the population between the ages 15-24. The unemployment rate of the population in Italy aged 15-24 decreased by 3.0 per cent from 2018, reaching 29.2 per cent in 2019, compared to 32.2 per cent in 2018. In 2014, the euro area registered a decrease in the unemployment rate of the population aged 15-24 for the first time since 2007, to 23.7 per cent. This positive trend continued in 2015, 2016, 2017, 2018 and 2019 when unemployment rate in the euro area for the population aged 15-24 reached 22.2 per cent, 20.8 per cent, 18.6 per cent, 16.8 per cent and 15.5 per cent, respectively.
The following table shows the unemployment rate of the population between ages of 15-24 in Italy and the euro area for the periods provided.
Unemployment of the Population aged 15-24
	2015	2016	2017	2018	2019
Italy	40.3	37.8	34.7	32.2	29.2
Euro area(1)	22.2	20.8	18.6	16.8	15.6
__________________________
(1)	The euro area represents the 19 countries participating in the European Union. For euro area countries other than Italy, Spain, and the United Kingdom, data is related to population aged 15-24.
Source: Eurostat and ISTAT.
Government programs and regulatory framework. The Government has adopted a number of programs aimed at correcting the imbalances in employment, particularly between southern Italy and the rest of the country, and reducing unemployment.
Through the Cassa Integrazione Guadagni (“CIG”), or Wage Supplementation Fund, the Government guarantees a portion of the wages of workers in the industrial sector that are temporarily laid off or who have had their working hours reduced. Workers laid off permanently as a consequence of restructuring or other collective redundancies are entitled to receive unemployment compensation for a period of 24 months, which is extendable to up to 36 months for workers nearing retirement age. In 2018, the number of hours of work paid through CIG decreased by 33.8 per cent compared to 2017. In total, the Istituto Nazionale di Previdenza Sociale (“INPS”) authorized 216 million hours under the CIG, compared to the 345 million hours authorized in 2017.

Prices and Wages
Wages. Unit labor costs have historically been lower in Italy, on average, than in most other European countries. This is due to lower average earnings per employee, combined with lower productivity levels.
Real earnings increased by 0.6 per cent in 2019, following an increase by 1.1 per cent in gross earnings compared to 2018. Employees earnings increased by 2.1 per cent compared to a 1.9 per cent increase of self-employed workers’ earnings. In the private sector, nominal earnings increased by 0.8 per cent compared to 2018, with a larger increase for those employed in the agriculture sector as opposed to those employed in the industry sector or in services. In the public sector, nominal wages increased by 1.9 per cent. Unit labor increased by 0.3 per cent in 2019, after increasing by 0.8 per cent in 2016.
Prices. The HICP reflects the change in price of a basket of goods and services taking into account all families resident in a given territory. The inflation rate in the euro area, as measured by the HICP, was 1.8 per cent in 2019, compared to 1.2 per cent in 2018. Since Italy’s entry into the euro area in 1999, monetary policy decisions are made for all euro zone countries by the European Central Bank. For additional information on monetary policy in the euro zone, see “Monetary System—Monetary Policy.”
In 2019, as measured by the HICP, Italy recorded an average inflation of 0.6 per cent compared to an average inflation of 1.2 per cent in 2018. Among other factors, the moderate inflation rate was caused by a limited increase in prices.
The following table illustrates trends in prices and wages for the periods indicated.
Prices and Wages (in per cent)
	2015	2016	2017	2018	2019
Cost of Living Index(1)	(0.1)	(0.1)	1.1	1.1	0.5
EU Harmonized Consumer Price Index(1)	0.1	(0.1)	1.3	1.2	0.6
Core Inflation Index(2)	0.5	0.5	0.7	0.5	0.5
Change in Unit Labor Cost(3)	0.9	0.4	(0.1)	2.1	1.4
__________________________
(1)
The cost of living index reflects the change in price of a basket of goods and services (net of tobacco) typically purchased by non-farming families headed by an employee. It differs from the harmonized consumer price index in that the cost of living index is smaller in scope.

(2)	The basket of goods and services used to measure the core inflation index is equivalent to the harmonized consumer price index basket less energy, unprocessed food, alcohol and tobacco products.
(3)	Unit labor costs are per capita wages reduced by productivity gains.
Source: Bank of Italy, OECD, Eurostat.
Social Welfare System
Italy has a comprehensive social welfare system, including public health, public education and pension, disability and unemployment benefits programs, most of which are administered by the Government or by local authorities receiving government funding. These social services are funded in part by contributions from employers and employees and in part from general tax revenues. They represent the largest single government expenditure. For additional information on government revenues and expenditures, see “Public Finance—Revenues and Expenditures.”
Social benefits in cash include expenditures for pensions, disability and unemployment benefits. The two principal social security agencies, INPS and the Istituto Nazionale Assicurazioni e Infortuni sul

Lavoro (“INAIL”), provide old-age pensions and temporary and permanent disability compensation for all government employees and employees of the private sector and their qualified dependents, as well as coverage for accidents in the workplace or permanent disability as a consequence of employment. In 2019, pensions were provided to approximately 16.0 million beneficiaries, totaling disbursements for approximately €293.3 billion.
Old-age pensions in Italy, as in much of the developed world, continue to present a significant structural fiscal problem. Controlling pension spending is a particularly important government objective given Italy’s aging population. Beginning in 1992, the Government adopted several measures designed to control the growth of pension expenditures. The Government adopted additional pension reforms in 1995, 2004 and 2007. Then in each of 2009, 2010 and 2011, the Government adopted further reforms of the pension system.
Law No. 92 of June 28, 2012 and Law Decree No. 69 of June 21, 2013 (Decreto del Fare) (converted into Law No. 98 of August 9, 2013) included additional reforms with a view to contributing to the economic and social development of Italy and stimulating competitiveness and job creation. The most significant of these reforms are:
•
the reform of employment termination programs (ammortizzatori sociali). Starting from January 1, 2013, the Social Insurance for Labor (Assicurazione Sociale per l’Impiego) will begin to provide to workers that have lost their jobs certain unemployment benefits (indennità di disoccupazione), subject to certain conditions;

•	provisions designed to increase flexibility of the labor market by introducing new circumstances under which employers will be able to make employees redundant;
•
amendments to certain types of employment contracts (e.g., fixed duration and apprenticeship/training employment contracts) in order to contribute to increased job creation, particularly for the younger population; and

•	the reorganization of labor court procedures, in order to reduce the duration of trials.
The stability law for 2016 (Law No. 208 of December 28, 2015) included measures for the protection of certain income-deprived voluntary early retirees (so-called esodati) and allowed women with at least 35 years of contributions to elect to take early retirement subject to a pension reduction. Further, the stability law for 2016 introduced certain measures supporting the turnover of employees by allowing soon-to-be-retired employees to opt for part-time work and provided that, in the event of deflation, pensions for the following year would not be subject to negative adjustment.
The stability law for 2017 (Law No. 232 of December 1, 2016) included measures for the increase in the amount of the so-called fourteenth month payment and its extension to retirees with income between 1.5 and 2 times the minimum pension threshold (i.e. €6,596.46 p.a.), and facilitations for accessing retirement for certain categories of workers. Further, the stability law for 2017 provided for a further extension of the term by which the pension safeguard mechanism (the so-called eighth safeguard), that has tightened the eligibility requirements for accessing retirement, will come into effect.
The stability law for 2018 (Law No. 172 of December 4, 2017) included measures to exempt certain categories of workers from the increase to 67 years in the age requirement allowing workers to retire. The stability law for 2018 also included measures providing for an extension to December 31, 2019 of the experimental pension advance scheme introduced by the budget law for 2017 (so-called voluntary

APE), and expanded its scope to additional categories of workers whose-fixed term contracts expire close to the age requirement.
The 2019 Budget included measures to allow workers with at least 62 years of age and 38 years of social contribution to the national pension fund to apply for early retirement. These measures were implemented through the adoption of Law Decree No. 4 of January 28, 2019.  For additional information on Law Decree No. 4 of January 28, 2019, see “Public Debt—Key Measures related to the Italian Economy—Measures adopted in 2019.”
The following table shows estimated public expenditure for pensions as a percentage of GDP based on the implementation of the various reforms described above.
Estimated Pension Expenditure (as a  per cent of GDP)
	2015	2020	2025	2030	2035	2040	2045	2050	2055	2060	2065	2070
Current Legislation	15.7	15.1	15.8	16.7	17.8	18.4	18.2	17.2	15.8	14.9	14.2	13.8
__________________________
Source: Ministry of Economy and Finance.

MONETARY SYSTEM
The Italian financial system consists of banking institutions such as commercial banks, leasing companies, factoring companies and household finance companies, as well as non-bank financial intermediaries such as investment funds, portfolio management companies, securities investment firms, insurance companies and pension funds.
Monetary Policy
The Eurosystem and the European System of Central Banks. As of January 1, 1999, which marked the beginning of Stage III of the EMU, the 11 countries joining the EMU officially adopted the euro, and the Eurosystem became responsible for conducting a single monetary policy. Greece and Slovenia joined the EMU on January 1, 2001 and January 1, 2007, respectively. Cyprus and Malta joined the EMU on January 1, 2008 and Slovakia on January 1, 2009. Estonia and Latvia adopted the euro beginning on January 1, 2011 and January 1, 2014, respectively. Lithuania joined the Eurozone and adopted the euro on January 1, 2015.
The European System of Central Banks (“ESCB”) consists of the ECB, established on June 1, 1998, and the national central banks of the EU Member States. The Eurosystem consists of the ECB and the 19 national central banks of those countries that have adopted the euro. So long as there are EU Member States that have not yet adopted the euro (currently Bulgaria, Croatia, the Czech Republic, Denmark, Hungary, Poland, Romania and Sweden), there will be a distinction between the 19-country Eurosystem and the 27-country ESCB. The eight national central banks of non-participating countries do not take part in the decision-making of the single monetary policy; they maintain their own national currencies and conduct their own monetary policies. The Bank of Italy, as a member of the Eurosystem, participates in Eurosystem decision-making.
The Eurosystem is principally responsible for:
•
defining and implementing the monetary policy of the euro area, including fixing rates on the main refinancing lending facility (regular liquidity-providing reverse transactions with a weekly frequency and a maturity of two weeks, executed by the national central banks on the basis of standard tenders), the marginal lending facility (overnight liquidity facility provided to members of the Eurosystem by the national central banks against eligible assets, usually with no credit limits or other restrictions on access to credit) and the deposit facility (overnight deposit facility with the national central banks available to members of the Eurosystem, usually with no deposit limits or other restrictions);

•	conducting foreign exchange operations and holding and managing the official foreign reserves of the euro area countries;
•	issuing banknotes in the euro area;
•	promoting the smooth operation of payment systems; and
•	cooperating in the supervision of credit institutions and the stability of the financial system.
The ESCB is governed by the decision-making bodies of the ECB which are:

•
the Executive Board, composed of the President, Vice-President and four other members, responsible for implementing the monetary policy formulated by the Governing Council and managing the day-to-day business of the ECB;

•
the Governing Council, composed of the six members of the Executive Board and the governors of the 19 national central banks, in charge of implementing the tasks assigned to the Eurosystem, formulating the euro area’s monetary policy and to adopt decisions relating to the general framework under which supervisory decisions are taken;

•
the General Council, composed of the President and the Vice-President of the ECB and the governors of the 27 national central banks of the EU Member States. The General Council contributes to the advisory functions of the ECB and will remain in existence as long as there are EU Member States that have not adopted the euro; and

•	the Supervisory Board, composed of the Chair, the Vice-Chair, four ECB representatives and representatives of national supervisors, carries out ECB’s supervisory tasks.
The ECB is independent of the national central banks and the governments of the Member States and has its own budget, independent of that of the EU; its capital is not funded by the EU but has been subscribed and paid up by the national central banks of the Member States, pro-rated, for each Member State that has adopted the euro, to the GDP and population of each such Member State. The ECB has exclusive authority for the issuance of currency within the euro area. As of January 30, 2020, the ECB had subscribed capital of approximately €10.8 billion and paid up capital of approximately €7.6 billion. As of January 30, 2020, the Bank of Italy had subscribed for approximately €1.3 billion, fully paid up, based on the capital key used to calculate each of the euro area national central banks’ subscription to the capital of the ECB, which in the case of Italy is equal to 13.8 per cent.
The Bank of Italy. The Bank of Italy, founded in 1893, is the banker to the Treasury and had historically been the lender of last resort for Italian banks prior to the onset of the European sovereign debt crisis in 2009. It supervises and regulates the Italian banking industry and operates services for the banking industry as a whole. It also supervises and regulates non-bank financial intermediaries. As of December 31, 2019, the Bank of Italy had assets of approximately €960.4 billion, held gold in the amount of approximately € 106.7 billion (including gold receivables) and capital and reserves of approximately €26.1 billion.
The ECB’s Monetary Policy. The primary objective of the ECB is to preserve the euro’s purchasing power and consequently to maintain price stability in the euro area. In 2003, clarifying previous positions taken since October 1998, the Governing Council stated that the ECB monetary strategy, in the pursuit of price stability, aims to maintain inflation rates below, but close to, 2 per cent over the medium term. Inflation rate has been defined as an annual increase in the HICP for the euro. Moreover, in order to assess the outlook for price developments and the risks for future price stability, a two-pillar approach was adopted by the ECB: monetary analysis and economic analysis.
The first pillar, monetary analysis, focuses on a longer term horizon than the economic analysis. It mainly serves as a means of cross-checking, from a medium to long-term perspective, the short to medium-term indications for monetary policy coming from the economic analysis. Monetary analysis assigns a prominent role to money supply, the growth rate of which is measured through three monetary aggregates, a narrow monetary aggregate (M1), an intermediate monetary aggregate (M2) and a broad monetary aggregate (M3). These aggregates differ with regard to the degree of liquidity of the assets they include. M1 comprises currency (banknotes and coins) and overnight deposits, which can immediately be converted into currency or used for cashless payments. M2 comprises M1 and deposits with an agreed maturity of up to and including two years or redeemable at a period of notice of up to and including three months. These deposits can be converted into M1 components, subject to certain restrictions such as the need for advance notice, penalties and fees. M3 comprises M2 as well as repurchase agreements, debt securities of up to two years, money market fund shares and money market paper. These additional instruments have a high degree of liquidity and price certainty, which make them close substitutes for deposits. As a result, M3 is less affected by substitution between various liquid asset categories and is more stable than narrower (M1 and M2) money.
In December 1998, the Governing Council set the first quantitative reference value for monetary growth at an annual growth rate of 4.5 per cent. This reference value was confirmed by the Governing Council in 1999, 2000, 2001 and 2002. On May 8, 2003, the Governing Council decided to stop its practice of reviewing the reference value annually, given its long-term nature. The reference value has not been changed since.
The second pillar consists of a broad assessment of the outlook for price developments and the risks to price stability in the euro area and is made in parallel with the analysis of M3 growth in relation to its reference value. This assessment encompasses a wide range of financial market and other economic indicators, including developments in overall output, demand and labor market conditions, a broad range of price and cost indicators, fiscal policy and the balance of payments for the euro area as well as the production and review of macroeconomic projections.
Based on a thorough analysis of the information provided by the two pillars of its strategy, the Governing Council determines monetary policy aiming at price stability over the medium term.
The ECB’s monetary and exchange rate policy is aimed at supporting general and economic policies in order to achieve the economic objectives of the EU, including sustainable growth and a high level of employment without prejudice to the objective of price stability.
ECB Money Supply and Credit.  In May 2017, the annual growth rate of the broad monetary aggregate M3 decreased to 4.9 per cent in April 2017, from 5.3 per cent in March 2017, averaging 5.0 per cent in the three months up to April 2017. The annual growth rate of the narrower aggregate, including currency in circulation and overnight deposits (M1), stood at 9.2 per cent in April 2017, compared against 9.1 per cent in March 2017. The annual growth rate of short-term deposits other than overnight deposits (M2-M1) decreased to -2.8 per cent in April 2017, from -2.5 per cent in March 2017. The annual growth rate of marketable instruments (M3-M2) decreased to 1.5 per cent in April 2017, from 9.0 per cent in March 2017.
In May 2018, the annual growth rate of the broad monetary aggregate M3 increased to 4.0 per cent from 3.8 per cent in April 2018. The annual growth rate of M1, increased to 7.5 per cent in May 2018, compared against 7.0 per cent in April 2018. The annual growth rate of short-term deposits other than overnight deposits (M2-M1) increased to -1.7 per cent in May 2018, from -2.1 per cent in March 2018. The annual growth rate of marketable instruments (M3-M2) decreased to -5.1 per cent in May 2018, from -1.2 per cent in April 2018.
In May 2019, the annual growth rate of the broad monetary aggregate M3 increased to 4.8 per cent from 4.7 per cent in April 2019. The annual growth rate of M1, decreased to 7.2 per cent in May 2019, compared against 7.4 per cent in April 2019. The annual growth rate of short-term deposits other than overnight deposits (M2-M1) increased to 0.7 per cent in May 2019, from 0.6 per cent in April 2019. The annual growth rate of marketable instruments (M3-M2) increased to -2.5 per cent in May 2019, from -5.4 per cent in April 2019.

In May 2020, the annual growth rate of the broad monetary aggregate M3 increased to 8.9 per cent from 8.2 per cent in April 2020. The annual growth rate of M1, increased to 12.5 per cent in May 2020, from 8.2 per cent in April 2020. The annual growth rate of short-term deposits other than overnight deposits (M2-M1) increased to 0.7 per cent in May 2020, from -0.3 per cent in April 2020. The annual growth rate of marketable instruments (M3-M2) decreased to 5.8 per cent in May 2020, from 5.9 per cent in April 2020.
ECB Interest Rates. The following table shows the movement in the ECB interest rate on main refinancing operations and on marginal lending and deposit facilities from 2012 to the date of this Prospectus.
		Main Refinancing Operations[1]
Effective date	Deposit Facility per cent interest rate	Fixed rate tenders	Variable rate tenders – minimum bid rate	Marginal lending facility per cent interest rate
2015
December 9	(0.30)	0.05	—	0.30
2016
March 16	(0.40)	0.00	—	0.25
2019
September 18	(0.50)	0.00	—	0.25
__________________________
(1)	The table presents only changes in key ECB interest rates. No changes to key ECB interest rates were recorded in 2017 and 2018.
Source: European Central Bank.
Exchange Rate Policy
Under the Maastricht Treaty, the ECB and ECOFIN are responsible for foreign exchange rate policy. The EU Council formulates the general orientation of exchange rate policy, either on the recommendation of the Commission, following consultation with the ECB, or on the recommendation of the ECB. However, the EU Council’s general orientation cannot conflict with the ECB’s primary objective of maintaining price stability. The ECB has exclusive authority for effecting transactions in foreign exchange markets.
Banking Regulation
Regulatory Framework. Italian banks fall into one of the following categories:
•	joint stock banks; or
•	co-operative banks.
Pursuant to the principle of “home country control”, non-Italian EU banks may carry out banking activities and activities subject to “mutual recognition” in Italy within the framework set out by EU Directive 2006/48/EC and Directive 2006/49/EC (collectively known as Capital Requirements Directive, or CRD I), as amended by Directive 2009/27/EC, Directive 2009/83/EC and Directive 2009/111/EC (collectively known as CRD II), by Directive 2010/76/EU (known as CRD III), and by Directive 2013/36/EU (known as CRD IV). Under the principle of “home country control”, a non-Italian EU bank remains subject to the regulation of its home-country supervisory authorities. It may carry out in Italy those activities described in the aforesaid directives that it is permitted to carry out in its home country, provided the Bank of Italy is informed by the entity supervising the non-Italian EU bank. Subject to certain authorization requirements, non-EU banks may also carry out banking activities in Italy.
Deregulation and Rationalization of the Italian Banking Industry. Historically, the Italian banking industry was highly fragmented and characterized by high levels of State ownership and influence. During the 1980s, Italian banking and European Community authorities began a process of deregulation. The principal components of deregulation at the European level are set forth in EU Directives and provide for:
•	the free movement of capital among member countries;
•	the easing of restrictions on new branch openings;
•	the range of domestic and international services that banks are able to offer throughout the European Union; and
•	the elimination of limitations on annual lending volumes and loan maturities.
The effect of the deregulation, in the context of the implementation of the EU Directives, has been a significant increase in competition in the Italian banking industry in virtually all bank and bank-related services.
The Consolidated Banking Law. In 1993, the Consolidated Banking Law (Legislative Decree No. 385 of September 1, 1993) consolidated most Italian banking legislation into one statute. Provisions in the Consolidated Banking Law relate, inter alia, to the role of supervisory authorities, the definition of banking and related activities, the authorization of banking activities, the scope of banking supervision, special bankruptcy procedures for banks and the supervision of financial companies. Banking activities may be performed by banks, without any restriction as to the type of bank. Furthermore, subject to their respective bylaws and applicable regulations, banks may engage in all the business activities that are integral to banking.
The Draghi Law. The Draghi Law (Legislative Decree No. 58 of February 24, 1998) entered into force in 1998 and introduced a comprehensive regulation of investment services, securities markets and publicly traded companies. While the Draghi Law did not significantly amend Italian legislation governing the banking industry, it is generally applicable to Italian publicly traded companies and it has implemented the EU directives on securities. In particular, the Draghi Law introduced a comprehensive regulation of investment services and collective investment management which applies to banks, investment firms and asset managers.
Directive 2004/39/EC - The Markets in Financial Instruments EU Directive (MiFID). The MiFID came into force on November 1, 2007, replacing the existing Investment Services Directive (Directive 93/22/EEC). The purpose of the MiFID is to harmonize rules governing the operation of regulated markets. The MiFID resulted in significant changes to the regulation of financial instruments and widened the range of investment services and activities that firms can offer in EU Member States other than their home state. In addition, the MiFID:
•	provides for tailored disclosure requirements, depending on the level of sophistication of investors;
•	establishes detailed standards for fair dealings and fair negotiations between investment firms and investors;

•	introduces the operation of multilateral trading facilities as a new core investment service; and
•	extends the scope of the definition of financial instruments to include commodity derivatives, credit derivatives and swap agreements.
The MiFID also sets out detailed requirements governing the organization of investment firms and their conduct of business.
Further to the implementation of the MiFID in Italy, the Italian Stock Exchange Commission (“Consob”) and the Bank of Italy adopted a joint regulation coordinating their respective supervisory competences with regard to the Italian financial markets and the institutions operating in those markets.
Directive 2014/65/EU - The Markets in Financial Instruments EU Directive II (MiFID II). In April 2014, the European Parliament repealed and recast the MiFID into a new Directive (“MiFID II”) alongside a new regulation (Regulation 600/2014) (“MiFIR”). The new framework aims to make financial markets more efficient, resilient and transparent. The measures are intended to increase investor protection by introducing more stringent organizational and conduct requirements and strengthen the role of management bodies and the supervisory powers of regulators. Both MiFID II and MiFIR came into force on July 2, 2014. Member States had until January 3, 2018 to transpose these new measures into national law.
Law No. 33 of March 24, 2015. In March 2015, Parliament converted Law Decree No. 3 of January 24, 2015 into Law No. 33 of March 24, 2015, also known as “Investment Compact.” Law No. 33/2015 required co-operative banks exceeding €8 billion in assets to incorporate as joint stock banks by December 2016. Law No. 33/2015 also mandated for a change in the corporate governance structure of those banks, providing for proportionality of voting rights to the number of shares owned by shareholders (as opposed to the previous method where every member of the bank held one vote, independently of its share ownership).
Law No. 49 of April 8, 2016. In April 2016, Parliament converted Law Decree No. 18 of February 14, 2016, into Law No. April 8, 2016, also known as “BCC Reform.” The BCC Reform requires co-operative banks to join a banking group in order to obtain or maintain their authorization for carrying out banking activities. Alternatively, co-operative banks with net assets in excess of €200 million could opt to maintain such authorization by re-incorporating as joint stock banks by June 14, 2016.
Supervision. Supervisory authorities, in accordance with the Consolidated Banking Law, include the Inter-Ministerial Committee for Credit and Savings (Comitato Interministeriale per il Credito ed il Risparmio, or “CICR”), the Ministry of Economy and Finance and the Bank of Italy. The principal objectives of supervision are to ensure the sound and prudent management of the institutions subject to supervision and the overall stability, efficiency and competitiveness of the financial system.
The CICR. The CICR is composed of the Minister of Economy and Finance who acts as chairman, the Minister of International Trade, the Minister of Agriculture and Forest Policies, the Minister of Economic Development, the Minister of Infrastructure, the Minister of Transportation and the Minister of EU Policies. The Governor of the Bank of Italy, although not a member of the CICR, attends all meetings of the CICR but does not have the right to vote at such meetings. Where provided for by the law, the CICR establishes general guidelines that the Bank of Italy must follow when adopting regulations applicable to supervised entities.
The Ministry of Economy and Finance. The Ministry of Economy and Finance has certain powers in relation to banking and financial activities. It sets eligibility standards to be met by holders of equity interests in the share capital of a bank and the level of professional experience required of directors and executives of banks and other financial intermediaries. The Ministry of Economy and Finance may, in cases of urgency, adopt measures that are generally within the sphere of CICR’s powers and may also issue decrees that subject banks and other supervised entities to mandatory liquidation (liquidazione coatta amministrativa) or extraordinary management (amministrazione straordinaria), upon the proposal of the Bank of Italy. Furthermore, the Ministry of Economy and Finance may exercise certain powers in relation to regulating wholesale markets for government securities.
The Bank of Italy. The Bank of Italy supervises banks and certain other financial intermediaries through its regulatory powers (in accordance with the guidelines issued by the CICR). The Consolidated Banking Law identifies four main areas of oversight: capital requirements, risk management, acquisitions of participations, administrative and accounting organization and internal controls, and public disclosure requirements. The Bank of Italy also regulates other fields, such as transparency in banking and financial transactions of banks and financial intermediaries, international payments, money laundering and terrorism financing. The Bank of Italy supervises banks and other supervised entities by, inter alia, authorizing the acquisition of shareholdings in banks in excess of certain thresholds and exercising off-site and on-site supervision. Certain acquisitions by non-EU entities based in jurisdictions that do not contemplate reciprocal rights by Italian banks to purchase banks based in those jurisdictions, may be denied by the President of the Council of Ministers, upon prior notice to the Bank of Italy.
On-site visits carried out by the Bank of Italy may be either “general” or “special” (directed toward specific aspects of banking activity). Matters covered by an on-site visit include the accuracy of reported data, compliance with banking laws and regulations, organizational aspects and conformity with a bank’s own bylaws.
The Bank of Italy requires all banks to report periodic statistical information related to all components of their non-consolidated balance sheet and consolidated accounts. Other data reviewed by the Bank of Italy include minutes of meetings of each bank’s board of directors. Banks are also required to submit any other data or documentation that the Bank of Italy may request.
In addition to its supervisory role, the Bank of Italy – as the Italian Central Bank – performs monetary policy functions by participating in the ESCB, and acts as treasurer to the Ministry of Economy and Finance. It also operates services for the banking industry as a whole, most notably the Credit Register (Centrale dei Rischi), a central information database on credit risk. Furthermore, the Bank of Italy may exercise a supervisory authority on wholesale markets for domestic government securities.
On December 28, 2005, a new law was passed to modify the powers and organization of the Bank of Italy. In particular, while prior to the reform the Governor was appointed for an indefinite term, in accordance with the new legal framework, the Governor of the Bank of Italy is now appointed for a 6 year term, and may be reappointed only once. In addition, the new law transferred most of the powers of the Bank of Italy regarding competition in the banking sector to the Antitrust Authority, although joint clearance of the Bank of Italy and the Antitrust Authority is required in cases of mergers and acquisitions.
The SSM. On October 29, 2013, following Council Regulation 1024/2013 and Regulation 1022/2013, the EU approved the creation of the Single Supervisory Mechanism (“SSM”) as the new system of banking supervision for Europe, which has been effective since November 4, 2014. The SSM grants the ECB, in conjunction with national supervisory authorities, a supervisory role to monitor the financial stability of banks based in eurozone countries. The SSM’s main aims are to:
•	ensure the safety and soundness of the European banking system;

•	increase financial integration and stability; and
•	ensure consistent banking supervision.
Eurozone countries automatically joined the SSM, while Member States of the EU outside the eurozone can voluntarily participate. As of December 31, 2019, none of the non-eurozone Member States had opted to join the SSM. The ECB directly supervises the 114 most significant banks of the participating countries, representing approximately 82 per cent of the total banking assets in the euro area. Banks that are not considered eligible for ECB supervision continue to be supervised by their national supervisors, in close cooperation with the ECB.
The SSM functions in conjunction with the Single Resolution Mechanism (“SRM”), created by Regulation 806/2014. The SRM is composed of the National Resolution Authorities (“NRAs”) and the Single Resolution Board, a European agency that is also staffed by representatives of the NRAs. By Legislative Decree No. 180 of November 16, 2015, the Bank of Italy established the Italian National Resolution Fund, an essential part of the SRM which harmonizes the resolution procedures for credit institutions and some investment firms within the 19 Member States of the euro area. The Italian National Resolution Fund is financed by contributions from the Italian banking sector and some investment firms. The SRM is also responsible for the orderly management of crises at banks that are classified as systemically important financial institutions or which operate across borders within the euro area, and at major investment firms, resolving any problems arising from the fragmentation of procedures along national lines.
Reserve Requirements. Pursuant to ECB, ESCB and EU regulations, each Italian bank must deposit with the Bank of Italy an interest-bearing reserve expressed as a percentage of its total overnight deposits, deposits with an agreed maturity of up to and including two years, deposits redeemable at notice of up to and including two years and debt securities with an original maturity of up to and including two years.
Risk-Based Capital Requirements and Solvency Ratios
Basel III and the Capital Requirements Directive IV (“CRD IV”). In 2013, the European Union adopted a legislative package of measures aimed at improving the banking sector’s ability to absorb shocks arising from financial and economic stress, improving risk management and governance and strengthening banks’ transparency and disclosure with the effect of limiting the instruments that qualify as regulatory capital and increasing the amount of capital required.
The Basel III rules have been implemented in the EU through the Capital Requirements Regulation (“CRR”) and Directive 2013/36/EU, or CRD IV, which replace CRD I, II and III. CRD IV came into force on January 1, 2014 with other provisions being phased in by 2019. Basel III rules require banks to meet certain minimum capital ratios. In addition, Basel III rules provide additional rules on liquidity by requiring that banks meet a liquidity coverage ratio and a net stable funding ratio and rules on leverage by requiring that banks meet a leverage ratio. In January 2013, the original proposal with respect to the liquidity requirements was reviewed; the phasing-in of the liquidity coverage ratio begun in 2015 and has been increasing by 10 per cent annually, currently expecting to reach 100 per cent effective January 1, 2019. The definition of high quality liquid assets was expanded to include lower quality corporate securities, equities and residential mortgage backed securities.
CRD IV also introduces new rules for counterparty risk, and new macroprudential standards including a countercyclical capital buffer and capital buffers for systemically important institutions. CRD IV amends rules on corporate governance, including remuneration, and introduces COREP and FINREP, standardized EU regulatory reporting requirements which stipulate the information that firms will have to report to supervisory authorities in areas such as own funds, large exposures and financial information.
Italian capital adequacy requirements are mainly governed by CRD IV, the Consolidated Banking Law, CICR Regulations and other implementing regulations issued by the Bank of Italy (Nuove disposizioni di vigilanza prudenziale per le banche). Under the implementing regulations of the Bank of Italy, Italian banks are required to maintain certain ratios of regulatory capital to risk-weighted assets.
Risk Concentration Limitations. The Bank of Italy has issued implementing regulations which require stand-alone banks and banking groups to limit each risk position to no more than 25 per cent of supervisory capital and their exposures to any single customer or group of related customers to 25 per cent of the bank’s regulatory capital. Under specific conditions, for exposures to related or connected parties, the credit risk position may overcome the 25 per cent of supervisory capital limit.
Banks belonging to banking groups shall be subject to an individual limit of 40 per cent of their supervisory capital provided that the group to which they belong complies with the above limits at the consolidated level. The exception is therefore not applicable to Italian banks that do not belong to a banking group and are stand-alone entities.
Equity Participations by Banks
Implementing regulations adopted by the Bank of Italy in December 2013, and subsequently amended, have updated the legislation regulating equity participations by banks.
Prior approval of the Bank of Italy is required for any direct and indirect equity investments by a bank in other banks or financial or insurance companies: (1) exceeding 10 per cent of the regulatory capital of the acquiring bank; or (2) resulting in the control of the share capital of, or significant influence on, a bank or financial or insurance company having its registered office in a non-EU State other than Canada, Japan, Switzerland or the United States.
The acquisition by banks and banking groups of shareholdings in non-financial companies is also subject to certain limitations. Aggregate shareholdings in non-financial companies purchased by banks and banking groups cannot exceed 60 per cent of the acquiring bank’s regulatory capital. Banks and banking groups may not acquire shareholdings in any single non-financial company exceeding 15 per cent of the acquiring bank’s regulatory capital.
Deposit Insurance. The Interbank Fund (Fondo Interbancario di Tutela dei Depositi) was established in 1987 by a group consisting of the main Italian banks to protect depositors against the risk of bank insolvency and the loss of deposited funds. The Interbank Fund assists banks that are declared insolvent or are subject to temporary financial difficulties.
Participation in the Interbank Fund is compulsory for all Italian banks. The Interbank Fund intervenes when a bank has entered into extraordinary administration (amministrazione straordinaria) or is undergoing mandatory liquidation (liquidazione coatta amministrativa). If a bank becomes subject to extraordinary administration, the Interbank Fund may make payments to support the business of the relevant bank, which may take the form of debt financing or taking an equity stake in the bank. In the case of mandatory liquidation, the Interbank Fund guarantees the refund of deposits to banking customers up to a maximum of €100,000 per depositor per bank. The guarantee does not cover customer deposit instruments in bearer form, deposits by financial and insurance companies and by collective investment vehicles and deposits by bank managers and executives with the bank that employs them.

Structure of the Banking Industry. Italy had 485 banks as of December 31, 2019, as opposed to 505 banks as of December 31, 2018. As of December 31, 2019, there were 55 banking groups in Italy, from 58 banking groups as of December 31, 2018. The ownership structure of the Italian banking sector has undergone substantial changes since 1992, reflecting significant privatizations through 1998. Since 1999, the Italian banking sector has experienced significant consolidation and this process has resulted in the formation of Italian banking groups of international standing. In 2019, the four largest banking groups in Italy were: UniCredit S.p.A., IntesaSanpaolo S.p.A., Banco BPM S.p.A., and Monte dei Paschi di Siena S.p.A. The degree of banking concentration in Italy, measured by the share of assets held by the 12 most significant banks in Italy under the SSM, was 80 per cent in 2019.
As opposed to other European countries, the Italian State’s contribution to Italian banks has been minimal throughout the financial crisis, reaching €4.8 billion in the first quarter of 2013. A large portion of this amount consisted of the €3 billion loan made available by the Bank of Italy to Monte dei Paschi di Siena S.p.A., Italy’s third largest banking group, in February 2013. However, the intervention of the Government in the Italian banking system has seen a gradual increase since 2013.
In 2014, 12 banks were put under control by government-appointed administrators, and two additional banks commenced winding up procedures. In 2015, four Italian banks (i.e., Banca delle Marche S.p.A., Banca Popolare dell’Etruria e del Lazio S.C., Cassa di Risparmio della Provincia di Chieti S.p.A. and Cassa di Risparmio di Ferrara S.p.A.) required the support of the Italian National Resolution Fund established by Legislative Decree No. 180 of November 16, 2015. For additional information on the Italian National Resolution Fund, see “Monetary System—Banking Regulation—Supervision.” Nuova Banca delle Marche S.p.A., Nuova Banca dell’Etruria e del Lazio S.p.A. and Nuova Cassa di Risparmio di Chieti S.p.A. were subsequently acquired by Unione di Banche Italiane S.p.A. on May 10, 2017. Nuova Cassa di Risparmio di Ferrara S.p.A. was subsequently acquired by BPER Banca S.p.A. on June 30, 2017.
On July 1, 2015, Monte dei Paschi di Siena S.p.A. issued to the Italian Ministry of Economy and Finance, as a payment in kind for the interest accrued to December 31, 2014 on the €3 billion loan made available by the Bank of Italy in 2013, ordinary shares representing 4 per cent of Monte dei Paschi di Siena S.p.A.’s total share capital. On July 29, 2016 the EBA stress test results showed a very severe impact for Monte dei Paschi di Siena S.p.A. in the adverse scenario; to mitigate the effects of said results, Monte dei Paschi di Siena S.p.A. announced a transaction envisaging, inter alia, an increase of its share capital by up to €5 billion. On December 22, 2016, Monte dei Paschi di Siena S.p.A. announced the unsuccessful outcome of the proposed capital increase and, on December 23, 2016, Monte dei Paschi di Siena S.p.A. requested the support of a newly created government fund for its recapitalization plan. For additional information on this government fund, see “Monetary System—Measures to assess the condition of Italian Banking System.” On July 4, 2017, the European Commission approved state aid in the amount of €5.4 billion for a precautionary recapitalization of Monte dei Paschi di Siena S.p.A. by the Government, subject to certain conditions. Monte dei Paschi di Siena S.p.A.’s recapitalization completed on August 11, 2017, as a result of which the Government’s shareholding Monte dei Paschi di Siena S.p.A. increased from 4.0 per cent to 52.2 per cent. The Government’s shareholding has further increased to 68.3 per cent as a result of Monte dei Paschi di Siena S.p.A.’s purchase on its behalf of certain ordinary shares resulting from the compulsory conversion on November 23, 2017.
On June 30, 2016, the European Commission approved the granting of a guarantee scheme to Italy’s banks of up to €150 billion. This scheme allowed Italy to use government guarantees to create a precautionary liquidity support program for banks. The program only applied to institutions which are solvent and expired at the end of 2016.

On June 25, 2017, the Government, upon recommendation from the Bank of Italy and with the prior approval of the European Commission, approved Law Decree No. 99 of June 25, 2017 appointing liquidators for both Banca Popolare di Vicenza S.p.A. and Veneto Banca S.p.A. On June 26, 2017, the liquidators approved a plan providing for the sale of all assets and selected liabilities of Banca Popolare di Vicenza S.p.A. and Veneto Banca S.p.A. to IntesaSanpaolo S.p.A. for a nominal amount of €1.00. The residual liabilities of Banca Popolare di Vicenza S.p.A. and Veneto Banca S.p.A. were transferred to a government-controlled entity with an expected aggregate liability for the Government (including cash injections and state guarantees for approximately €4.8 billion and €12.0 billion, respectively) of up to €16.8 billion.
On January 2, 2019, the ECB imposed temporary administration on Banca Carige S.p.A., which had been under its direct supervision since November 2014 and failed to meet ECB capital requirements and obtain shareholders’ approval for an increase of its CET1 capital by €400 million. On January 8, 2019, the Government approved Law Decree No. 1 of January 8, 2019 providing for a state guarantee of up to €3 billion for future bonds issued by Banca Carige S.p.A., as well as a guarantee to enhance the quality of collateral in order to access emergency liquidity assistance, and allowing for the Government’s potential participation in a capital increase.  The Growth Decree extended the term for granting the guarantee on future bonds issued by Banca Carige S.p.A. to December 31, 2019. More recently Banca Carige S.p.A. has sought out potential private investors to prevent recourse to State aid. After two potential private investors pulled out of rescuing the bank for reasons which were not made public at the beginning of May and the end of June, respectively, Banca Carige S.p.A. successfully completed a capital strengthening and derisking transaction on December 20, 2019. The transaction consisted of a €700 million capital increase through the issue of new ordinary shares of Banca Carige S.p.A, which were fully subscribed for by new and existing shareholders.
In February 2020, IntesaSanpaolo S.p.A. made an offer to acquire the majority of the issued share capital of Unione di Banche Italiane S.p.A. Between July 2020 and August 2020, after increasing its original offer and receiving conditional regulatory approval from the antitrust authority, IntesaSanpaolo S.p.A. completed its takeover of Unione di Banche Italiane S.p.A by acquiring 90.2 per cent of its issued share capital.
Capitalization. In 2019, the Italian banking system’s aggregate capitalization increased from 2018. At the end of the year, consolidated regulatory capital amounted to €237.3 billion, a 7.6 per cent increase from the end of 2018. In 2019, Tier 1 capital increased to €206.3 billion compared to €193.5 billion in 2018.
In 2019 the banking system’s capital ratios increased compared to 2018. As of December 31, 2019, the Common Equity Tier 1 (“CET1”) ratio was 13.9 per cent and the Tier 1 ratio 14.9 per cent. The total capital ratio increased to 17.1 per cent from 16.2 per cent in 2018. As of December 31, 2019, the Tier 1 ratio and total capital ratio of the five largest Italian banking groups were 15.0 per cent and 17.4 per cent, respectively, compared to 13.9 and 16.1 respectively in 2018.
At the end of 2019, the capital ratios of the five largest Italian banking groups were lower than the average ratios observed by the EBA for a number of European banks of comparable size. In particular, the CET1 ratio of the five largest Italian banking groups was 13.9 per cent as opposed to a weighted average for the largest European banks of 14.8 per cent.
Bad Debts and Non-Performing Exposure. Bad debts (i.e. debts whose full repayment is uncertain because the relevant debtors are insolvent) decreased by 24.3 per cent in 2019 to €76,915 million, compared to €101,599 million in 2018. As a percentage of total outstanding loans, bad debts decreased to 3.5 per cent in 2019 from 4.7 per cent in 2018. The non-performing exposure (i.e. material exposures that are more than 90 days past-due) of Italian banks continued to decrease in 2019, both generally and at the five largest Italian banks. The non-performing exposures of the entire Italian banking system in 2019 amounted to 6.7 per cent of the total outstanding loans compared to .8.7 per cent in 2018. Similarly, for Italy’s five largest banks non-performing exposure amounted to 6.7 per cent in 2019, against 8.1 per cent in 2018. The average provisioning ratio against non-performing exposure of Italian banks stood at 52.4 per cent as of December 31, 2019.
Measures to assess the condition of Italian Banking System
In order to stabilize the banking system and protect private savings, the Government has enacted measures, which, among other things, allow the Ministry of Economy and Finance to support the recapitalization of Italian banks by subscribing for financial instruments and guaranteeing share capital increases, to provide a state guarantee on funds granted by the Bank of Italy to banks needing emergency liquidity and, in addition to the existing domestic bank deposit guaranty, to guarantee in full all Italian bank deposits. The measures adopted in Italy to preserve the stability of the financial system are aimed at protecting savers and maintaining adequate levels of bank liquidity and capitalization.
On December 23, 2016, the Government created a €20 billion fund to support the Italian banking system. The fund aims at supporting access to liquidity of Italian banks by providing a government guarantee to the issuance of banks’ securities. Furthermore, the fund is intended to provide support to the recapitalization of banks that during the stress tests would suffer severe impacts as a result of adverse scenarios. Access to the fund is subject to the approval by the ECB of a recapitalization plan and requires the mandatory conversion of the bank’s outstanding junior bonds into shares.
The Bank of Italy periodically conducts stress tests to assess the banking system’s ability to operate in adverse situations. The test conducted in May 2010 for the whole Italian banking system analyzed the evolution of credit quality in the two years 2010-11 assuming worsened macroeconomic conditions (the adverse scenario hypothesizes that the Italian economy is hit by shocks to world trade that restrict exports; further, the risk premium on the interbank market increases with a tightening of credit supply policies, leading to a weakening of domestic demand; the macroeconomic effects are amplified by an increase in precautionary saving, exacerbating the decline in household spending; real GDP growth in the two years 2010-11 is lower by a total of 3 percentage points than the forecasts compiled by Consensus Economics). The stress tests showed that capital ratios of all banking groups considered (the largest five groups) would remain well above the minimal regulatory requirements under the adverse macroeconomic conditions assumed in the stress tests. A similar stress test was conducted in July 2011, whose results were scrutinized by the Bank of Italy before a peer review and quality assurance process was conducted by EBA staff with a team of experts from national supervisory authorities, the ECB and the European Systemic Risk Board. The 2011 stress tests showed that capital ratios of all Italian banking groups considered (the largest five groups) would remain well above the minimal regulatory requirements under the adverse macroeconomic conditions assumed in the stress tests.
An IMF mission visited Italy during January 14-31, and March 12-26, 2013, to conduct an assessment under the IMF’s Financial Sector Assessment Program (“FSAP”). The FSAP team and the Bank of Italy conducted a range of comprehensive solvency and liquidity stress tests to determine the resilience of the Italian banking system faced with the prolonged recession and crisis in Europe. Italian banks were evaluated against the Basel III requirements for CET1 and Tier 1 capital.
The FSAP’s results suggested that the Italian banking system as a whole appeared to be well capitalized and that it should be able to withstand both a scenario of concentrated shocks and one of protracted slow growth, thanks to the banks’ strong capital position and ECB liquidity support. In its statement, the IMF stated that the substantial capital buffers over regulatory minima built in recent years would offset most of the losses generated by an adverse macroeconomic scenario, even taking into account the phase-in of Basel III requirements, but that under such scenarios, the system would find its buffers depleted, and that market liquidity shocks can be absorbed by the substantial amounts of available collateral.
In January 2014, the EBA announced that it would conduct EU-wide stress tests during 2014. The objective of the tests was to provide supervisors, market participants and institutions with consistent data to contrast and compare EU-banks’ resilience under adverse market conditions. The tests were designed in conjunction with the ECB and were conducted on a sample of 124 banks covering at least 50 per cent of each national banking sector. Following the stress tests in 2014, a EU-wide stress test exercise was launched by the EBA in February 2016. The objective of the tests was to provide supervisors, banks and market participants with a common analytical framework to consistently compare and assess the resilience of large EU banks and the EU banking system to adverse economic shocks. The tests were designed in conjunction with the ECB and were conducted on a sample of 51 banks, covering approximately 70 per cent of total banking assets in the European Union. The resilience of these banks was assessed under a period of three years (2016-2018) on the assumption of a static balance sheet, which implies no new growth and constant business mix and model throughout the time horizon of the exercise. Unlike the 2014 Comprehensive Assessment, the EU-wide stress test of 2016 was not a pass/fail exercise as it did not stipulate a minimum threshold for capital to be met by taking immediate strengthening measures. The EBA published the results of the stress tests on July 29, 2016. On average, from a starting point of 13.2 per cent CET1, the stress test demonstrates the resilience of the EU banking sector to an adverse scenario with an impact of 380 basis points CET1, that would bring down the sample to a CET1 ratio of approximately 9.4 per cent at the end of 2018. Furthermore, the CET1 fully loaded ratio would fall from 12.6 per cent to 9.2 per cent over the three-year horizon of the exercise, while the aggregate leverage ratio would decrease from 5.2 per cent to 4.2 per cent in the adverse scenario. Four of the five Italian banks featured in the EBA sample (i.e. UniCredit S.p.A., IntesaSanpaolo S.p.A., Banco Popolare-Società Cooperativa, and Unione di Banche Italiane S.p.A.) showed good resilience. For them, the weighted impact on the CET1 ratio of the adverse scenario would be 3.2 per cent. Including the fifth Italian bank featured in the EBA sample (i.e. Monte dei Paschi di Siena S.p.A.), which was the only Italian bank obtaining a negative result in the adverse scenario, the weighted impact for the five Italian banks would be 4.1 per cent.
In October 2018, the EBA launched a further EU-wide stress test exercise. The 2018 EU-wide stress test does not contain a defined pass/fail threshold. However, the exercise is an important supervisory tool and an input for the Pillar 2 assessment of banks. The 2018 exercise was conducted on a sample of 48 banks from 15 EU and EEA countries, including 33 banks from euro area countries and 15 banks from Denmark, Hungary, Norway, Poland, Sweden and the UK. The results of the stress test were published on November 2, 2018. The 48 banks in the 2018 stress test sample reported a 14.5 per cent weighted average transitional CET1 capital ratio as of December 2017, 14.4 per cent considering the IFRS 9 restated data. The 2018 aggregate capital ratio at the starting point is above the aggregate ratios reported by banks at the beginning of previous EU-wide stress test exercises, an evolution that reflects a continuous and significant strengthening of the capital position by the major EU banks since the end of 2010. The CET1 fully loaded ratio would fall from 14.2 per cent to 10.1 per cent over the three-year horizon of the exercise, while the transitional leverage ratio would decrease from 5.4 per cent to 4.4 per cent in the adverse scenario. As regards the four Italian banks included in the sample (i.e., UniCredit S.p.A., IntesaSanpaolo S.p.A., Banco BPM S.p.A. and Unione di Banche Italiane S.p.A.), the average CET1 ratio depletion under the adverse scenario is 3.9 percentage points on a fully loaded basis. This result is in line with the SSM average and with the EBA sample.
In January 2020, the EBA launched its 2020 EU-wide stress test. However, on March 19, 2020, the EBA announced that the EU-wide stress test would be postponed to 2021 to allow banks to prioritise operational continuity. The EBA has confirmed that the exercise is expected to be launched at the end of January 2021 and its results to be published at the end of July 2021, although this is intended to be a tentative timeline.
Credit Allocation
The Italian credit system has changed substantially during the past decade. Banking institutions have faced increased competition from other forms of intermediation, principally securities markets.
During 2019, overall lending activity, including repos and bad debts, decreased by 0.5 per cent as compared to a 1.9 per cent increase in 2018. Lending activity in the Mezzogiorno showed a decline in 2019, with a decrease by 0.6 per cent compared to a 1.4 per cent increase in 2018, whereas in the central and northern regions the decrease was of 0.7 per cent in 2019 compared to an increase by 2.0 per cent in 2018.
Exchange Controls
Following the complete liberalization of capital movements in the European Union in 1990, all exchange controls in Italy were abolished. Residents and non-residents of Italy may make any investments, divestments and other transactions that entail a transfer of assets to or from Italy, subject only to limited reporting, record-keeping and disclosure requirements referred to below. In particular, residents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy, while non-residents may invest in Italian securities without restriction and may export from Italy cash, instruments of credit or payment and securities, whether in foreign currency or euro, representing interest, dividends, other asset distributions and the proceeds of dispositions.
Italian legislation contains certain requirements regarding the reporting and record-keeping of movements of capital and the declaration in annual tax returns of investments or financial assets held or transferred abroad. Breach of certain requirements may result in the imposition of administrative fines or criminal penalties.

THE EXTERNAL SECTOR OF THE ECONOMY
Foreign Trade
Italy is fully integrated into the European and world economies, with imports and exports in 2019 representing 24.5 and 27.6 per cent of real GDP, respectively. Italy’s merchandise exports have suffered from competition with Asian products, reflecting higher prices of Italian products, the improving quality of non-Italian products and the increased commercial presence and improved services offered by non-Italian companies in EU countries. Moreover, Italy’s specialization in more traditional merchandise is unable to meet the increased demand for high-technology products characterizing the expansion of world trade. In recent years, Italy has recorded a trade surplus, declining from €41.8 billion in 2015 to €39.2 billion in 2018. In 2019, the trade surplus was €52.9 billion, mainly boosted by the export of manufactured products, in particular production machinery, textiles, and leather products, and rubber, plastic, non-metallic mineral products, and by a decrease in imports of electrical energy, gas, steam, air conditioning. In 2019, imports decreased by 0.7 per cent, mainly due to a decrease in imports relating to extractive industries and electrical energy, gas, steam, air conditioning, compared to a 6.3 per cent increase in 2018. Exports increased by approximately €17.2 billion in 2018 and €10.5 billion in 2019, mainly driven by manufactured products, which increased to €447.0 billion and €455.4 billion in 2018 and 2019 respectively, from  €429.8 billion in 2017.
The following table illustrates Italy’s exports and imports for the periods indicated. Export amounts do not include insurance and freight costs and only include the costs associated with delivering and loading the goods for delivery. This is frequently referred to as “free on board” or “fob.” Import amounts include all costs, insurance and freight, frequently referred to as “cif.” A fob valuation includes the transaction value of the goods and the value of services performed to deliver the goods to the border of the exporting country; in a cif valuation, the value of the services performed to deliver the goods from the border of the exporting country to the border of the importing country is also included.
Foreign Trade (cif-fob)
	2015	2016	2017	2018	2019
	(in € millions)
Exports (fob)(1)
Agriculture, forestry and fishing	6,620	6,852	7,115	6,876	6,769
Extractive industries	1,158	1,018	1,243	1,174	943
Manufactured products	395,331	400,189	430,742	447,013	455,437
Food, beverage and tobacco products	30,274	31,577	34,162	35,474	37,810
Textiles, leather products, clothing, accessories	48,033	48,725	51,018	53,189	56,484
Wood, wood products, paper, printing	8,331	8,348	8,599	8,966	8,714
Coke and refined oil products	12,376	10,040	13,362	14,659	13,103
Chemical substances and products	27,032	27,552	30,127	31,282	30,551
Pharmaceutical, chemical-medical, botanical products	19,923	21,361	24,722	25,923	32,570
Rubber, plastic, non-metallic mineral products	24,767	25,319	26,463	27,277	27,106
Base metal, metal (non-machine) products	43,731	43,433	47,333	50,088	50,937
Computers, electronic and optical devices	13,698	13,642	14,500	15,597	15,447
Electrical equipment	21,947	22,065	23,343	24,249	23,600
Machines and other non-classified products	75,807	75,960	80,143	82,280	81,829
Transportation means	45,095	47,634	51,044	51,573	50,008
Products from other manufacturing activities	24,315	24,533	25,928	26,456	27,277
Electrical energy, gas, steam, air conditioning	265	351	355	269	321
Other products	8,918	8,860	9,674	9,993	12,379
Total exports	412,291	417,269	449,129	465,325	475,848

	2015	2016	2017	2018	2019
	(in € millions)

Imports (cif)(1)
Agriculture, forestry and fishing	13,757	13,836	14,483	14,495	15,087
Extractive industries	39,551	31,179	39,821	46,728	43,361
Manufactured products	304,934	311,165	334,209	351,716	351,203
Food, beverage and tobacco products	29,143	29,235	30,665	30,322	30,371
Textiles, leather products, clothing, accessories	30,421	30,571	31,310	32,500	32,955
Wood, wood products, paper, printing	9,983	9,803	10,331	11,374	10,839
Coke and refined oil products	7,325	6,648	8,053	9,899	8,868
Chemical substances and products	35,248	34,726	37,331	39,454	38,109
Pharmaceutical, chemical-medical, botanical products	22,153	22,942	24,243	26,539	28,960
Rubber, plastic, non-metallic mineral products	13,042	13,510	14,301	14,821	15,051
Base metal, metal (non-machine) products	38,069	35,806	41,283	45,148	44,516
Computers, electronic and optical devices	25,845	25,673	27,558	28,062	27,799
Electrical equipment	15,474	15,654	16,793	18,012	18,211
Machines and other non-classified products	26,090	27,984	29,562	31,300	31,102
Transportation means	39,375	45,452	49,058	49,977	49,745
Products from other manufacturing activities	12,766	13,161	13,721	14,307	14,677
Electrical energy, gas, steam, air conditioning	2,245	1,681	2,067	2,619	2,089
Other products	9,998	9,765	10,908	10,488	11,174
Total imports	370,484	367,626	401,487	426,046	422,914
Trade balance	41,807	49,643	47,642	39,280	52,934
__________________________
(1)	At current prices.
Source: ISTAT.
The Italian economy relies heavily on foreign sources for energy and other natural resources and Italy is also a net importer of chemical products, agricultural and food industry products, wood and wood products, computers, electronic and optical devices.
Of all the major European countries, Italy is one of the most heavily dependent on imports of energy. Italy’s trade balance remains vulnerable to fluctuations in oil prices, given the high proportion of energy imports. In 2018 and 2019, the energy deficit slightly decreased from 2.2 per cent of GDP to 2.0 per cent of GDP, respectively, due to a continued decrease in oil prices.
In 2019, exports of goods and services increased by 1.2 per cent in volume compared to 2018. Exports of goods in 2019 increased by 0.7 per cent, with a decrease in exports for goods to countries in the euro area, particularly due to a decrease in demand from Germany, but with an increase in exports to non-EU countries. This resulted in a 3.8 per cent increase in exports to non-EU countries, together with a 0.8 per cent increase in exports to countries in the euro area, leading to a €10.5 billion increase in exports in 2019.
During 2019, imports of goods and services decreased by 0.4 per cent by volume compared to a 2.3 per cent increase by volume in 2018. Such contraction was mainly due to a decrease in imports of goods, particularly from Germany, and especially from a decrease in imports of vehicles and refined oil products. This decrease was partially offset by an increase in imports of agricultural products, fashion and pharmaceuticals.

Geographic Distribution of Trade
As a member of the European Union, Italy enjoys free access to the markets of the other EU Member States and applies the external tariff common to all EU countries. During the past several years, EU countries have made significant progress in reducing non-tariff barriers such as technical standards and other administrative barriers to trade amongst themselves, and Italy has incorporated into its national law most of the EU directives on trade and other matters. With the accession of new members, the EU now encompasses many of Italy’s most important central and eastern European trading partners. The following tables show the distribution of Italy’s trade for the periods indicated.
Distribution of Trade (cif-fob) - Exports
	2015	2016	2017	2018	2019
	(in € millions)
Exports (fob)(1)
Total EU	225,975	233,413	250,287	263,081	266,007
of which
EMU	165,086	171,293	183,058	191,674	193,283
of which
Austria	8,586	8,884	9,522	10,248	10,262
Belgium	13,520	13,525	13,488	13,304	14,062
France	42,664	44,008	46,333	48,655	49,824
Germany	50,764	52,703	56,043	58,179	58,113
Netherlands	9,562	9,710	10,500	11,661	11,840
Spain	19,762	21,054	23,260	24,200	24,027
Poland	10,901	11,240	12,650	13,617	13,286
United Kingdom	22,358	22,417	23,185	23,798	24,915
China	10,413	11,057	13,489	13,127	12,993
Japan	5,507	6,022	6,554	6,465	7,740
OPEC countries(2)	20,289	18,566	17,918	16,262	15,443
Russia	7,093	6,690	7,955	7,567	7,918
Switzerland	19,228	18,966	20,575	22,328	26,028
Turkey	9,978	9,599	10,112	8,780	8,334
United States	35,977	36,888	40,433	42,406	45,584
Other(3)	75,609	73,462	81,806	85,309	85,801
Total	412,291	417,269	449,129	465,325	475,848
__________________________
(1)	At current prices.
(2)
Gabon terminated its membership to the Organization of the Petroleum Exporting Countries (“OPEC”) in January 1995 and rejoined as of July 2016. Equatorial Guinea and the Republic of Congo became full members of OPEC in May 2017 and June 2018, respectively, while Qatar left OPEC in January 2019. For the purposes of the above table, exports to these countries are not included in OPEC countries.

(3)	Other represents all other countries and/or regions with whom Italy trades; none of such countries or regions accounts for a material amount.
Source: ISTAT.
Distribution of Trade (cif-fob) - Imports
	2015	2016	2017	2018	2019
	(in € millions)
Imports (fob)(1)
Total EU	217,390	223,337	241,565	250,718	250,677
of which
EMU	171,740	175,930	191,322	198,917	199,698
of which

	2015	2016	2017	2018	2019
	(in € millions)
Austria	8,486	8,428	9,349	9,627	9,523
Belgium	17,120	17,756	17,745	19,289	19,479
France	32,173	32,767	35,072	36,626	36,629
Germany	57,591	59,959	65,761	70,193	69,611
Netherlands	20,567	20,182	22,724	22,693	23,009
Spain	18,583	19,820	21,385	20,759	21,443
Poland	8,586	8,791	9,891	9,787	9,997
United Kingdom	10,882	11,254	11,550	11,265	10,653
China	28,232	27,346	28,460	30,889	31,665
Japan	3,121	4,018	4,182	3,764	4,116
OPEC countries(2)	16,305	14,913	20,922	25,110	21,010
Russia	14,408	10,643	12,349	14,970	14,324
Switzerland	10,761	10,618	11,223	10,961	10,943
Turkey	6,648	7,468	8,300	9,039	9,459
United States	14,195	13,917	15,007	17,468	18,747
Other(3)	57,355	52,475	59,479	63,127	61,973
Total	370,484	367,626	401,487	426,046	422,914
__________________________
(1)	At current prices.
(2)
Gabon terminated its membership to the Organization of the Petroleum Exporting Countries (“OPEC”) in January 1995 and rejoined as of July 2016. Equatorial Guinea and the Republic of Congo became full members of OPEC in May 2017 and June 2018, respectively, while Qatar left OPEC in January 2019. For the purposes of the above table, exports to these countries are not included in OPEC countries.

(3)	Other represents all other countries and/or regions with whom Italy trades; none of which country or region represents a material amount.
Source: ISTAT.
As in the previous year, during 2019 over half of Italian trade was with other EU countries, with approximately 55.9 per cent of Italian exports and 59.3 per cent of imports attributable to trade with EU countries. Germany remains Italy’s single most important trade partner and in 2019 supplied 16.5 per cent of Italian imports and purchased 12.2 per cent of Italian exports.
In 2019, the trade balance was the result of surpluses both with EU countries and non-EU countries. Italy’s trade balance with EU countries was positive in 2019, with a surplus of approximately €15.3 billion, increasing from the surplus of €12.4 billion recorded in 2018. With respect to non-EU countries, the trade balance in 2019 resulted in a surplus of €37.6 billion, compared to a surplus of €26.9 billion in 2018. Such increase in the trade surplus was driven by an increase in exports to Switzerland and to other countries, as well as a decrease in imports from OPEC countries.
In 2019, Italian exports worldwide increased by 2.3 per cent compared to 2018, as a result of a 1.1 per cent increase in exports to Eurozone countries and a 3.8 per cent increase in exports to countries outside the Eurozone.
Balance of Payments
The balance of payments tabulates the credit and debit transactions of a country with foreign countries and international institutions for a specific period. Transactions are divided into three broad groups: current account, capital account and financial account. The current account is made up of: (1) trade in goods (visible trade) and (2) invisible trade, which consists of trade in services, income from profits and interest earned on overseas assets, net of those paid abroad, and net capital transfers to international institutions, principally the European Union. The capital account primarily comprises net capital transfers from international institutions, principally the European Union. The financial account is made up of items such as the inward and outward flow of money for direct investment, investment in debt and equity portfolios, international grants and loans and changes in the official reserves.
In 2010, the gathering and compilation system of the balance of payments and foreign financial position of Italy was updated with the abandonment of bank settlement reporting. The integration of international markets increased the complexity of transactions, which affected the reliability of gathering systems based on bank payments. Models of data collection based on direct gathering with entities involved in international exchanges are now preferred, the use of sample analysis was extended and the banks’ obligation of statistical reporting on behalf of clients was almost entirely eliminated. The new system is based on various sources: (a) census-based collections, such as statistical reports of entities subject to oversight by the Bank of Italy; (b) administrative data collected by other institutions for compliance purposes; and (c) sample-based investigations, in particular with non-financial and insurance businesses. Reports of flux and amount are required for financial transactions.
In October 2014, ISTAT adopted new statistical standards outlined by the IMF in the sixth edition of Balance of Payments and International Investment Position Manual (“BPM6”). BPM6, which, consistent with ESA2010, provides the standard framework for the compilation of statistics on balance of payments and international investment positions between an economy and the rest of the world. Relevant methodological innovations include, among others, (i) computation of net revenues of merchanting, (ii) separation between primary income and secondary income, (iii) computation of goods for processing as manufacturing services, and (iv) sign conventions and nomenclature changes in line with national accounts. Unless otherwise provided, all data presented below was prepared in accordance with BPM6.
The following table illustrates the balance of payments of Italy for the periods indicated.
Balance of Payments
	2015	2016	2017	2018	2019
	(in € billions)
Current Account(1)	23.5	44.0	44.7	44.0	52.9
per cent of GDP	1.4	2.6	2.6	2.5	3.0
Goods	54.1	60.0	54.4	45.4	56.9
Non-energy products	83.3	84.9	85.9	85.0	93.0
Energy products	32.2	(25.0)	(31.5)	(39.5)	(36.1)
Services	(4.2)	(4.1)	(3.8)	(2.7)	(1.8)
Primary Income	(11.4)	4.8	9.3	18.8	14.9
Secondary Income	(16.4)	(16.7)	(15.1)	(17.5)	(17.0)
EU Institutions	(13.0)	(14.8)	(11.8)	(14.7)	(14.0)
Capital Account(1)	6.1	(2.6)	1.0	(0.6)	(1.9)
Intangible assets	(1.2)	(2.0)	(1.2)	(1.5)	(2.3)
Transfers	7.3	(0.7)	2.1	0.8	0.4
EU Institutions and Italian PPAA	8.6	1.0	3.7	2.2	2.4
Financial Account(1)	38.8	32.7	47.6	30.4	46.1
Direct investment	2.3	(11.1)	0.4	(0.2)	(1.5)
Outward	15.3	12.2	10.9	33.7	24.6
Inward	12.9	23.3	10.5	33.9	26.1
Portfolio investment	95.3	139.9	84.1	119.9	(50.6)
Equity and investment funds	88.2	44.5	85.8	28.6	36.7

	2015	2016	2017	2018	2019
	(in € billions)
Debt Securities	31.4	22.7	29.3	17.0	30.7
Financial Derivatives	1.1	(3.3)	(7.2)	(2.7)	2.5
Other investment	(59.9)	(91.6)	(32.3)	(89.3)	92.4
Change in official reserves	0.5	(1.2)	2.7	2.6	3.2
Errors and omissions	9.2	(8.6)	2.0	(13.0)	(4.9)
__________________________
(1)	At current prices.
Source: Bank of Italy.
Current Account
Italy has continued to maintain a current account surplus since 2013. In 2019, Italy’s current account surplus increased to €52.9 billion (3.0 per cent of GDP) compared to €44.0 billion (2.5 per cent of GDP) in 2018.  The improvement has mainly reflected an increase in the goods surplus and, to a lesser extent, a decrease in the deficit in services. In the first quarter of 2020, the current account surplus stood at €8.6 billion, compared to €3.8 billion in the first quarter of 2019.
Visible Trade. Italy’s fob-fob goods trade surplus increased to €56.9 billion (3.2 per cent of GDP) in 2019 compared to €45.4 billion (2.6 per cent of GDP) in 2018. The non-energy component recorded a surplus of €93.0 billion or 5.2 per cent of GDP in 2019, compared to a surplus of €85.0 billion or 4.8 per cent of GDP in 2018. The energy deficit decreased to €36.1 billion or 2.0 per cent of GDP in 2019 from €39.5 billion or 2.2 per cent of GDP in 2018. In the first quarter of 2020, Italy’s fob-fob goods trade surplus stood at €15.1 billion, compared to €9.7 billion in the first quarter of 2019, with the non-energy component recording a surplus of €22.6 billion and the energy deficit decreasing to €7.5 billion in the first quarter of 2020, respectively, compared to a surplus of € 19.2 billion and a deficit of €9.6 billion in the first quarter of 2019, respectively.
Invisible Trade. The deficit in services decreased to €1.8 billion in 2019, compared to €2.7 billion in 2018. The lower deficit mainly resulted from a 6.2 per cent increase in the surplus in tourism services, mainly due to European and American tourists, partially offset by a 32.0 per cent increase in the transport services deficit compared to 2018. In the first quarter of 2020, the deficit in services increased to €4.4 billion, compared to €3.7 billion in the first quarter of 2019, with the surplus in tourism services decreasing to €0.5 billion from €1.3 billion in the first quarter of 2018, partially offset by the decrease in the transport services deficit, to €2.1 billion from €2.5 billion.
Primary Income. For a fourth consecutive year, the primary income account ran a surplus in 2019, however, this surplus decreased to €14.9 billion, compared to €18.8 billion in 2018, mainly due to a material decrease in the capital gains generated from investments in Italian financial instruments by foreign investors and capital gains generated in foreign financial instruments by Italian investors, which resulted in a €3.1 billion deficit in 2019 compared to a €2.1 billion surplus in 2018. The data for 2019 is not directly comparable to previous years, as the figure for 2019 was derived from information collected in the Centralised Securities Database by the European central banks, which changed its sources in December 2018, including information transmitted by national central banks rather than commercial providers. In the first quarter of 2020, the primary income surplus decreased to €3.9 billion, compared to €4.8 billion in the first quarter of 2019.
Secondary Income. In 2019, the deficit on the secondary income account decreased to €17.0 billion, compared to €17.5 billion in 2018. The decrease in the deficit was mainly caused by the increase of payments by EU institutions, which increased from €1.1 billion in 2018 to €1.6 billion in 2019. In the first quarter of 2020, the secondary income deficit decreased to €6.0 billion, compared to €6.9 billion in the first quarter of 2019.
Capital Account
In 2019, the capital account ran a deficit of €1.9 billion, compared to a deficit of approximately €0.6 billion in 2018. In the first quarter of 2020, the capital account deficit increased to €0.5 billion, compared to €0.2 billion in the first quarter of 2019.
Financial Account and the Net External Position
In 2019, the financial account surplus increased to €46.1 billion from €30.4 billion in 2018 due to an increase in other investments which increased by €181.7 billion from 2018, partially offset by a net decrease in portfolio investment, which decreased by €170.5 billion from 2018. The financial account showed that, at the end of 2019, Italy’s net external debtor position amounted to negative €29.7 billion, or 1.7 per cent of GDP, decreasing by €58.0 billion compared to 2018, mainly due to a surplus in the current account and other adjustments. In the first quarter of 2020, the financial account decreased to a €0.7 billion deficit, compared to a €1.1 billion surplus in the first quarter of 2019.
Direct Investment. Italian direct investment abroad decreased to €24.6 billion in 2019, compared to €33.7 billion in 2018, mainly due to the decrease of net investment in EU Member States, such as Germany, Luxembourg, The Netherlands and Spain, as well as in the United States.  Foreign direct investment in Italy decreased to €26.1 billion in 2019 from €33.9 billion in 2018, despite an increase in intra-company loans from foreign parent companies to Italian subsidiaries.
The following table shows total direct investment abroad by Italian entities and total direct investment in Italy by foreign entities for the periods indicated.
Direct Investment by Country(1)
	2015	2016	2017	2018	2019
	(in € millions)
Direct investment abroad
Netherlands	(5,755)	2,370	2,564	3,191	(135)
Luxembourg	(4,410)	(397)	214	3,308	238
United States	2,009	(1,309)	1,376	4,168	598
United Kingdom	(2,462)	(1,699)	(1,726)	117	1,609
France	1,420	1,605	769	3,185	1,402
Switzerland	305	700	(602)	376	158
Germany	1,899	(1,000)	(1,228)	2,590	958
Spain	1,373	(481)	(6,096)	5,910	934
Brazil	336	1,309	287	710	80
Belgium	2,234	1,974	(3,053)	(2,447)	3,266
Argentina	278	(1,097)	241	98	(123)
Sweden	748	(260)	(383)	785	254
Other	15,812	10,534	18,549	11,720	15,357
Total	13,787	12,249	10,912	33,711	24,596
Direct investment in Italy
Netherlands	1,743	6,676	6,065	4,296	13,157
Luxembourg	(1,362)	(9,653)	(3,775)	(8,750)	8,331
United States	(291)	1,031	724	136	(629)
United Kingdom	1,263	3,258	(1,086)	3,540	1,647
France	6,112	16,949	(1,573)	30,737	1,768

	2015	2016	2017	2018	2019
	(in € millions)
Switzerland	1,681	1,784	2,265	1,496	(54)
Germany	3,491	3,430	3,072	3,141	3,923
Spain	1,321	610	740	(637)	(220)
Brazil	124	(44)	84	38	(214)
Belgium	(3,142)	(3,217)	1,364	(391)	(580)
Argentina	59	79	73	147	82
Sweden	383	94	305	791	129
Other	594	2,353	2,226	(670)	(1,284)
Total	11,976	23,350	10,484	33,874	26,056
__________________________
(1)
Figures do not include real estate investment, investments made by Italian banks abroad and investments made by foreign entities in Italian banks.  Data for the period 2015-2019 is calculated in accordance with the sixth edition of the IMF Balance of Payments and International Investment Position Manual.

Source: ISTAT and National Institute for International Trade.
Portfolio Investment. In 2019, the balance of portfolio investment registered net inflows of €50.6 billion compared to net outflows of €119.9 billion in 2018. In addition to Italian residents purchasing of foreign securities for €67.4 billion in 2019 (compared to purchases for €45.6 billion in 2018), foreign investors purchased Italian securities for €118.1 billion in 2019 (compared to disposals for €74.3 billion in 2018).
Part of these flows originated from the continuing trend of investments in foreign funds and by an increase in purchases in 2019 by Italian residents of debt instruments. The investment was not only made by insurance companies and investment funds, but also by households which made up a large part of the investments in foreign funds.
Following significant disposals in 2018 both in shares (€4.8 billion, compared to €17.8 billion invested in 2017) and debt securities (€69.5 billion, compared to €13.1 billion invested in 2017),  in 2019 Italian securities experienced renewed foreign investment both in shares (€14.7 billion) and debt securities (€103.4 billion).
In the first quarter of 2020, the balance of portfolio investment registered net outflows of €32.0 billion, compared to net inflows of €21.0 billion in the first quarter of 2019.
Other Investment. Other investment includes trade receivables, deposits and other transactions, recording a net increase of approximately €92.4 billion in 2019, compared to a net reduction of €89.3 billion in 2018. In 2019, Italy’s cumulative contributions to financial support of EMU countries stood at €57.8 billion (decreasing from €58.2 billion in 2018, 2017, 2016 and 2015). This amount includes Italy’s exposure in the financial assistance operations of the European Financial Stability Facility, which also involved entering into bilateral loans (€43.5 billion) as well as capital contributions to the European Stability Mechanism (€14.3 billion).
The Bank of Italy’s Trans-European Automated Real-Time Gross Settlement Express Transfer (“TARGET2”) debtor position decreased in 2019 by approximately €42.5 billion. This decrease was mainly caused by net inflows of capital as well as the introduction of the two-tier system for banking reserves held in the Eurosystem, under which part of the reserve holdings held in reserve accounts in the Eurosystem in excess of minimum reserve requirements (as determined by a multiple of bank’s minimum reserve requirements) are exempt from the negative rate currently applicable on the deposit facility, which made it convenient to redistribute liquidity between banks, causing a flow of funds towards Italian intermediaries.

Errors and Omissions. In 2019, the item “errors and omissions” amounted to a negative €4.9 billion, compared to a negative €13.0 billion in 2018. The amount recorded in the errors and omissions account typically reflects unreported international transactions, such as unreported funds transferred abroad by Italian residents and exporters’ unreported payments by non-residents to accounts held abroad.
Reserves and Exchange Rates
The following table sets forth, for the periods indicated, certain information regarding the U.S. Dollar/Euro reference rate, as reported by the European Central Bank, expressed in U.S. dollar per euro.
US Dollar/Euro Exchange Rate
Period	Period End	Yearly Average Rate (1)	High	Low
	(U.S.$ per €1.00)
2015	1.0887	1.1095	1.2043	1.0552
2016	1.0541	1.1069	1.1569	1.0364
2017	1.1993	1.1297	1.2060	1.0385
2018	1.1145	1.1711	1.3953	1.0364
2019	1.1234	1.1195	1.1535	1.0899
__________________________
(1)	Average of the reference rates for the period.
Source: European Central Bank.
The following table sets forth information relating to euro exchange rates for certain other major currencies for the periods indicated.
Euro Exchange Rates
	Yearly Average Rate(1) per €1.00
	2015	2016	2017	2018	2019
Japanese Yen	134.31	120.20	126.71	130.40	122.02
British Pound	0.7258	0.8195	0.8767	0.8847	0.8778
Swiss Franc	1.0679	1.0902	1.1117	1.1550	1.1124
Czech Koruna	27.279	27.034	26.326	25.647	25.670
__________________________
(2)	Average of the reference rates for the period.
Source: European Central Bank.
In 2019, official reserves increased to €156.0 billion from €133.2 billion in 2018. The increase was mainly due to the value adjustments of gold reserves and flows of securities. As of December 31, 2019, the share held by the Bank of Italy into the capital of the European Central Bank stood at approximately €1.3 billion (representing 12.3 per cent of the capital of the European Central Bank), in line with previous years since 2015.
As of December 31, 2019, gold reserves were worth €106.7 billion, compared with €88.4 billion in 2018.
The following table illustrates the official reserves of Italy as of the end of each of the periods indicated.

Official Reserves
	2015	2016	2017	2018	2019
	(in € billion)
Gold(1)	76.9	86.6	85.3	88.4	106.7
Special Drawing Rights	7.6	6.5	6.4	6.7	7.1
Total position with IMF	2.8	2.5	2.2	3.0	3.4
Other reserves	32.8	33.5	32.3	35.1	38.8
Total reserves	120.1	129.1	126.1	133.2	156.0
__________________________
(1)	Valued at market exchange rates and prices.
Source: Bank of Italy.

PUBLIC FINANCE
The Budget Process
Italy’s fiscal year is the calendar year. The budget and financial planning process of the Government is governed by Law No. 196 of 2009, as amended by Law No. 39 of 2011 and Law No. 163 of 2016.
Budget Process. The budget process complies with European requirements, whose principal aim is to allow the EU to review all Member States’ budgetary policies and reform strategies simultaneously. The “European Semester” is the first phase of the EU’s annual cycle of economic policy guidance and surveillance. Following certain changes enacted by the Commission in October 2015, the European Semester starts in November with the publication by the Commission of the Annual Growth Survey, following which the Commission issues recommendations and opinions on draft budgetary plans, identifying the Member States for which a further analysis is required (i.e., the Alert Mechanism Report). During the period from December to January, bilateral meetings with Member States and discussions with the EU Council take place. During the same period, among other things, each Member State adopts the relevant budget law. In February, the Commission issues country-specific reports, analyzing the economic situation and policies of each Member State and assessing whether imbalances exist in the Member States for which a further analysis is required. In March, the EU Council, based on the Annual Growth Survey (after consulting the Economic and Financial Committee), identifies the main economic goals and strategies of the EU and the euro area and provides strategic guidance on policies. In April, the Member States, following bilateral meetings with the Commission and taking the EU Council’s guidelines into account, provide to the Commission their medium-term budgetary and economic strategies by submitting their updated stability programs and national reform programs. In May, the Commission makes country-specific recommendations and, in June or July, the EU Parliament and the EU Council discuss such country-specific recommendations before a definitive endorsement is made by the EU Council. These policy recommendations are incorporated by governments into their national budgets and other reform plans during the “National Semester” (i.e. the second phase of the EU’s annual cycle of economic policy guidance and surveillance). Following the adoption in May 2013 of European Union Regulations No. 472/2013 and No. 473/2013 (Two Pack Regulation), Member States are required to submit by October 15 a draft budgetary plan for the following year. The Commission then delivers an opinion on each draft budgetary plan by November 30 of that year.
Consistent with the European Semester, the Government submits to Parliament, by April 10, the Economic and Financial Document (Documento di Economia e Finanza or “EFD”), which consists of three sections: (i) the stability program, which establishes public finance targets; (ii) the analysis and tendencies in public finance, which contains data and information regarding the prior fiscal year, any discrepancies from previous program documents, and projections for at least the three following years; and (iii) the national reform program, which sets forth the country’s priorities and main structural reforms to be effected in the following year. Following Parliament’s approval of the EFD, the stability program and the national reform program are submitted to the EU Council and the Commission by April 30. Following the EU Council’s review, by September 27, the Government submits to Parliament an update note to the EFD, which provides updates to the macroeconomic and financial projections and program targets contained in an EFD and incorporates any requests of the EU Council.
Subsequently, the Government submits (i) to the Commission, by October 15, a Draft Budgetary Plan for the following year, and (ii) to Parliament, by October 20, the final budgetary package, which consists of the Legge di Bilancio (“Budget Law”) and the Legge di Stabilità (“Stability Law”). The Budget Law authorizes general government revenues and expenditures for the upcoming three-year period. The Stability Law includes legal and financial measures for the three-year period covered by the

Budget Law, implementing the budget and the targets contemplated in an EFD. The Ministry of Economy and Finance (“MEF”) submits to Parliament by April of the subsequent year the Report on the General Economic Situation of the Country, which details the performance of the Italian economy of the previous year.
Approval of financial year. In addition, by May 31 of the following year, the MEF is required to submit the “Rendiconto Generale dello Stato” (the “Rendiconto”) to the Court of Auditors (Corte dei Conti). The Rendiconto contains the statement of income and the balance sheet of Italy for the previous fiscal year. The Corte dei Conti verifies that the Rendiconto is consistent with the budget provisions contained in the Budget Law of the previous year. Upon completion of the Corte dei Conti’s review, the MEF submits the Rendiconto to Parliament by June 30 for approval.
European Economic and Monetary Union
Under the terms of the Maastricht Treaty, Member States participating in the EMU, or “Participating States”, are required to avoid excessive government deficits. In particular, they are required to maintain:
•
a government deficit, or net borrowing, that does not exceed three per cent of GDP, unless the excess is exceptional and temporary and the actual deficit remains close to the three per cent ceiling; and

•
a gross accumulated public debt that does not exceed 60 per cent of GDP or is declining at a satisfactory pace toward this reference value (defined as a decrease of the excess debt by 5 per cent per year on average over three years).

For additional information on Italy’s status under these covenants, see “—The 2020 Economic and Financial Document.”
Although Italy’s public debt exceeded 60 per cent of GDP in 1998, Italy was included in the first group of countries to join the EMU on January 1, 1999 on the basis that public debt was declining at a satisfactory pace toward the 60 per cent reference value.
In order to ensure the ongoing convergence of the economies participating in the EMU, to consolidate the single market and maintain price stability, effective on July 1, 1998, the Participating States agreed to a Stability and Growth Pact (the “SGP”). The SGP is an agreement among the Participating States aimed at clarifying the Maastricht Treaty’s provisions for an excessive deficit procedure and strengthening the surveillance and co-ordination of economic policies. The SGP also calls on Participating States to target budgetary positions aimed at a balance or surplus in order to adjust for potential adverse fluctuations, while keeping the overall government deficit below a reference value of 3 per cent of GDP.
Under SGP regulations, Participating States are required to submit each year a stability program and non-participating Member States are required to submit a convergence program. These programs cover the current year, the preceding year and at least the three following years, and are required to set forth:
•
projections for a medium-term budgetary objective (a country-specific target which, for Participating States having adopted the euro, must fall within one per cent of GDP and balance or surplus, net of one-off and temporary measures) and the adjustment path towards this objective, including information on expenditure and revenues ratios and on their main components;

•
the main assumptions about expected economic developments and the variables (and related assumptions) that are relevant to the realization of the stability program such as government investment expenditure, real GDP growth, employment and inflation;

•
the budgetary strategy and other economic policy measures to achieve the medium-term budgetary objective comprising detailed cost-benefit analysis of major structural reforms having direct cost-saving effects and concrete indications on the budgetary strategy for the following year;

•
an analysis of how changes in the main economic assumptions would affect the budgetary and debt position, indicating the underlying assumptions about how revenues and expenditures are projected to react to variations in economic variables; and

•	if applicable, the reasons for a deviation from the adjustment path towards the budgetary objective.
Based on assessments by the Commission and the Economic and Financial Committee, the EU Council delivers an opinion on whether:
•	the economic assumptions on which the program is based are plausible;
•	the adjustment path toward the budgetary objective is appropriate; and
•	the measures being taken and/or proposed are sufficient to achieve the medium-term budgetary objective.
The EU Council can issue recommendations to the Participating State to take the necessary adjustment measures to reduce an excessive deficit. When assessing the adjustment path taken by Participating States, the EU Council will examine whether the Participating State concerned pursued the annual improvement of its cyclically adjusted balance, net of one-off and other temporary measures, with 0.5 per cent of GDP as a benchmark. When defining the adjustment path for those Participating States that have not yet reached the respective budgetary objective, or in allowing those that have already reached it to temporarily depart from it, the EU Council will take into account structural reforms which have long-term cost-saving effects, implementation of certain pension reforms and whether higher adjustment effort is made in economic “good times.” If the Participating State repeatedly fails to comply with the EU Council’s recommendations, the EU Council may require the Participating State to make a non-interest-bearing deposit equal to the sum of:
•	0.2 per cent of the Participating State’s GDP, and
•	one tenth of the difference between the government deficit as a percentage of GDP in the preceding year and the reference value of 3 per cent of GDP.
This deposit may be increased in subsequent years if the Participating State fails to comply with the EU Council’s recommendations, up to a maximum of 0.5 per cent of GDP, and may be converted into a fine if the excessive deficit has not been corrected within two years after the decision to require the Participating State to make the deposit. In addition to requiring a non-interest-bearing deposit, in the event of repeated non-compliance with its recommendations, the EU Council may require the Participating State to publish additional information, to be specified by the EU Council, before issuing bonds and securities and invite the European Investment Bank to reconsider its lending policy towards the Participating State. If the Participating State has taken effective action in compliance with the recommendation, but unexpected adverse economic events with major unfavorable consequences for government finances occur after the adoption of that recommendation, the EU Council may adopt a revised recommendation, which may extend the deadline for correction of the excessive deficit by one year.
Finally, the Fiscal Compact contained within the inter-governmental Treaty on Stability, Coordination and Governance (the “TSCG”) complements, and in some areas enhances further, key provisions of the SGP. Specifically, the Fiscal Compact requires Member States to enshrine in national law a balanced budget rule with a lower limit of a structural deficit of 0.5 per cent of GDP, centered on the concept of the country-specific medium-term objective (“MTO”) as defined in the SGP. The Fiscal Compact’s provisions also increase the role of independent bodies, which are given the task of monitoring compliance with national fiscal rules, including the national correction mechanism in case of deviation from the MTO or the adjustment path towards it. The TSCG, signed by 25 EU Member States (all but the UK and Czech Republic), entered into force on January 1, 2013 and is binding for all euro area Member States that have ratified it, while other contracting parties will be bound only once they adopt the euro or earlier if they sign it. Italy ratified the TSCG in July 2012.
Accounting Methodology
Pursuant to Law No. 196 of 2009 and its implementing regulation, Italy utilizes the system of “general government accounting.” European Union countries are required to use general government accounting for purposes of financial reporting. EUROSTAT is the European Union entity responsible for decisions with respect to the application of such general government accounting criteria. General government accounting includes revenues and expenditures from both central and local government and from social security funds, or those institutions whose principal activity is to provide social benefits. Italy utilizes general government accounting on both an accrual and cash-basis.
ESA2010 National Accounts. Effective September 2014, ISTAT adopted a new system of national accounts in accordance with the new European System of National and Regional Accounts (ESA2010) as set forth in European Union Regulation 549/2013. ESA2010 introduced several key changes to its predecessor European System of Accounts (ESA95), reflecting developments in the methodological and statistical tools widely used at international level to measure modern economies. Among others, changes are aimed at the harmonization of accounting methods among EU Members States and include the following: (i) research and development expenditure have been recognized as capital assets; (ii) goods sent abroad, or received from abroad, for processing without change in ownership have been excluded from the corresponding export and import figures, which only include the related processing activity; (iii) public defense spending has been reclassified from intermediate consumption to gross fixed investment; (iv) the list of institutional units belonging to the general government sector has been revised; and (v) interest accruing on financial derivatives (including public debt swaps) has been excluded from net borrowing. Italy’s GDP data for the years 2009 to 2019 was prepared in accordance with ESA2010 accounting system.
Measures of Fiscal Balance
Italy reports its fiscal balance using two principal methods:
•
Net borrowing, or government deficit, which is consolidated revenues less consolidated expenditures of the general government. This is the principal measure of fiscal balance, and is calculated in accordance with European Union accounting requirements. Italy also reports its structural net borrowing, which is a measure, calculated in accordance with methods adopted by the Commission, of the level of net borrowing after the effects of the business cycle have been taken into account. Structural net borrowing assumes that the output gap, which measures how much the economy is outperforming or underperforming its actual capacity, is zero. As there can be no precise measure of the output gap, there can be no precise measure of the structural government deficit. Accordingly, the structural net borrowing figures shown in this document are necessarily estimates.
•
Primary balance, which is consolidated revenues less consolidated expenditures of the general government excluding interest payments and other borrowing costs of the general government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.

The table below shows selected public finance indicators for the periods indicated.
Selected Public Finance Indicators(*)
	2015	2016	2017	2018	2019
	(in € millions, except percentages)
General government expenditure	832,927	832,265	846,807	857,307	870,742
General government expenditure, as a percentage of GDP	50.3	49.1	48.8	48.5	48.7
General government revenues	790,679	791,500	804,347	818,463	841,441
General government revenues, as a percentage of GDP	47.8	46.7	46.3	46.3	47.1
Net borrowing	42,248	40,765	42,460	38,844	29,301
Net borrowing, as a percentage of GDP	2.6	2.4	2.4	2.2	1.6
Primary balance	25,845	25,623	22,997	25,777	31,004
Primary balance, as a percentage of GDP	1.6	1.5	1.3	1.5	1.7
Public debt	2,239,409	2,285,619	2,329,553	2,380,942	2,409,841
Public debt as a percentage of GDP(1)	136.5	136.3	135.1	136.0	136.0
GDP (nominal value)	1,640,072	1,676,766	1,724,070	1,750,453	1,771,489
__________________________
(*)
Figures are taken from the data published in the 2019 Bank of Italy Annual Report and the warehouse of statistics produced by ISTAT. Accordingly, figures do not necessarily match GDP and Public Debt data included elsewhere in this Prospectus.

(1)	Figures are gross of euro area financial support.
Source: Bank of Italy.
Large net borrowing requirements and high levels of public debt were features of the Italian economy until the early 1990s. In accordance with the Maastricht Treaty, the reduction of net borrowing and public debt became a national priority for Italy. Italy gradually reduced its net borrowing as a percentage of GDP to comply with the three per cent threshold set by the Maastricht Treaty. In 2015 and 2016, net borrowing as a percentage of GDP decreased compared to 2014 to 2.6 per cent and 2.4 per cent, respectively. In 2017 and 2018, net borrowing as a percentage of GDP remained substantially unchanged at 2.4 per cent and 2.2 per cent, respectively. As of December 31, 2019, Italy’s net borrowing was approximately €29.3 billion, representing 1.6 per cent of GDP.
Since 2010, the Government has provided financial support in respect of Greece and other Participating States, via bilateral loans, participation to the ESFS and direct contributions to the ESM. In 2019, government cumulative expenditure on euro area financial support decreased by 0.7 per cent to

€57.8 billion, of which €43.5 billion via bilateral loans and participation to the EFSF and €14.3 billion through contributions to the ESM programme.
Since 1999, the Government has taken steps to lengthen the average maturity of debt and reduce the floating rate portion. This element, together with the introduction of the single currency, made government debt less sensitive to variations in short-term interest rates and exchange rates. Consistent with the past, the government’s debt management policy in 2019 was to maintain exposure to market risks, mainly interest rate and refinancing risks, within the limits set out in 2014. For additional information on Italy’s debt-to-GDP ratio, see “Public Debt.”
The 2019 Economic and Financial Document
In April 2019, Italy submitted to the EU its 2019 Economic and Financial Document, which included the 2019 Stability Programme and the 2019 National Reform Programme.
The 2019 Stability Programme. The 2019 Stability Programme confirmed Italy’s commitment to reduce its public debt by increasing its primary surplus. The table below presents the main public finance objectives included in the 2019 Stability Programme.

Public Finance Objectives (in per cent of GDP)

2019 Stability Programme	2017	2018	2019	2020	2021	2022
Net Borrowing	(2.4)	(2.1)	(2.4)	(2.1)	(1.8)	(1.5)
Interest Expense	3.8	3.7	3.6	3.6	3.7	3.8
Primary Balance	1.4	1.6	1.2	1.5	1.9	2.3
Structural Net Borrowing	(1.4)	(1.4)	(1.5)	(1.4)	(1.1)	(0.8)
Structural Change	(0.4)	0.0	(0.1)	0.2	0.3	0.3
Public Debt, gross of euro area financial support	131.4	132.2	132.6	131.3	130.2	128.9
Public Debt, net of euro area financial support	128.0	128.8	129.4	128.1	127.2	125.9
__________________________
Source: Ministry of Economy and Finance.
The table below sets out the macroeconomic forecasts prepared by Italy through 2022 in connection with the 2019 Stability Programme.
Macroeconomic Forecasts (in per cent)
2019 Stability Programme	2018	2019	2020	2021	2022
Real GDP	0.9	0.2	0.8	0.8	0.8
Nominal GDP	1.7	1.2	2.8	2.6	2.3
Private consumption	0.6	0.6	0.7	0.7	0.6
Public consumption	0.2	(0.4)	0.8	0.1	(0.1)
Gross fixed investment	3.4	1.4	2.0	1.8	1.6
Inventories (% of GDP)	0.0	(0.2)	0.0	0.0	0.0
Exports of goods and services	1.9	2.1	2.3	2.4	2.6
Imports of goods and services	2.3	2.2	2.7	2.6	2.5
Domestic demand	1.0	0.6	0.9	0.8	0.7
Change in inventories	0.0	(0.2)	0.0	0.0	0.0
Net exports	(0.1)	0.0	(0.1)	0.0	0.1
__________________________
Source: Ministry of Economy and Finance.

The 2019 National Reform Programme. As part of the 2019 National Reform Programme, the Government identified ten policy areas where structural reform is necessary. These areas are: (i) administrative efficiency; (ii) energy and environment; (iii) federalism; (iv) infrastructure and development; (v) innovation and human capital; (vi) labor and pensions; (vii) product market and competition; (viii) support to the financial system; (ix) support to businesses; and (x) public expenditure and taxation.
The table below shows the main impact of the measures contained in the 2019 National Reform Programme in terms of expenditure cuts/additions or revenues decreases/additions for each of the ten policy areas described above for the years 2019 to 2021.
Financial Impact of the 2019 National Reform Programme (in € million)
2019 National Reform Programme	2019	2020	2021
Administrative Efficiency
Additional expenditure	159.3	303.2	329.2
Additional revenues	0.0	0.0	0.0
Energy and Environment
Additional expenditure	914.9	1,047.1	1,073.7
Additional revenues	222.6	697.6	92.2
Expenditure cuts	36.3	82.8	36.3
Federalism
Additional expenditure	0.0	12.0	9.7
Additional revenues	0.0	414.8	221.7
Expenditure cuts	0.0	0.0	0.0
Infrastructure and Development
Additional expenditure	7,931.6	7,079.6	4,310.4
Additional revenues	0.0	0.0	1.0
Decrease in revenues	2,502.1	2,510.7	9.9
Innovation and Human Capital
Additional expenditure	524.7	864.9	884.0
Additional revenues	0.0	0.0	0.0
Labor and Pensions
Additional expenditure	23,729.2	34,469.1	35,436.2
Additional revenues	298.9	55.8	111.2
Expenditure cuts	1,072.8	2,084.5	2,942.1
Decrease in revenues	174.7	523.1	816.7
Product Market, Competition
Additional expenditure	234.5	74.5	0.5
Financial System
Additional expenditure	556.2	574.5	574.5
Support to Business
Additional expenditure	1,492.2	567.7	525.7
Additional revenues	17.7	2,155.7	1,228.3
Expenditure cuts	390.8	396.4	398.1
Decrease in revenues	388.4	2,664.1	3,017.8

2019 National Reform Programme	2019	2020	2021
Public Expenditure and Taxation
Additional expenditure	5,548.5	4,953.8	3,453.1
Additional revenues	11,260.9	12,254.7	19,275.2
Expenditure cuts	893.2	724.0	1,438.4
Decrease in revenues	16,679.4	6,530.2	7,108.6
__________________________
Source: Ministry of Economy and Finance.
The following table compares the main finance indicators included in the Update of the 2018 Economic Financial Document against the main finance indicators included in the 2019 Economic and Financial Document.
Main Finance Indicators – Update of the 2018 Economic and Financial Document v. the 2019 Economic and Financial Document
	2018	2019	2020	2021
Nominal GDP growth rate
Update of the 2018 Economic and Financial Document	2.5	2.7	2.8	2.6
2019 Economic and Financial Document	1.7	1.2	2.6	2.5
Difference	(0.8)	(1.5)	(0.2)	(0.1)
Net Borrowing, as a % of GDP
Update of the 2018 Economic and Financial Document	(1.8)	(2.4)	(2.1)	(1.8)
2019 Economic and Financial Document	(2.1)	(2.4)	(2.1)	(1.8)
Difference	(0.3)	0.0	0.0	0.0
Public Debt, as a % of GDP
Update of the 2018 Economic and Financial Document	130.9	130.0	128.1	126.7
2019 Economic and Financial Document	132.2	132.6	131.3	130.2
Difference	1.3	2.6	3.2	3.5
__________________________
Source: Ministry of Economy and Finance.
The Update of the 2019 Economic and Financial Document
In September 2019, Italy published its Update of the 2019 Economic and Financial Document, which included revised projections and forecasts on the economic situation in Italy and Europe.
The table below presents the main public finance objectives included in the Update of the 2019 Economic and Financial Document.
Public Finance Objectives (in % of GDP)
Update of the 2019 Economic and Financial Document	2018	2019	2020	2021	2022
Net Borrowing	(2.2)	(2.2)	(2.2)	(1.8)	(1.4)
Interest Expense	3.7	3.4	3.3	3.1	2.9
Primary Balance	1.5	1.3	1.1	1.3	1.6
Structural Net Borrowing	(1.5)	(1.2)	(1.4)	(1.2)	(1.0)

Update of the 2019 Economic and Financial Document	2018	2019	2020	2021	2022
Structural Change	(0.1)	0.3	(0.1)	0.2	0.2
Public Debt, gross of euro area financial support	134.8	135.7	135.2	133.4	131.4
Public Debt, net of euro area financial support	131.5	132.5	132.0	130.3	128.4
__________________________
Source: Ministry of Economy and Finance.
The table below presents macroeconomic forecasts prepared by Italy through 2022 in connection with the Update of the 2019 Economic and Financial Document.
Macroeconomic Forecasts (in %)
Update of the 2019 Economic and Financial Document	2018	2019	2020	2021	2022
Real GDP	0.8	0.1	0.4	0.8	1.0
Nominal GDP	1.7	1.0	2.3	2.3	2.5
Private consumption	0.8	0.4	0.3	0.7	1.0
Public consumption	0.4	(0.2)	0.1	0.1	0.2
Investments	3.2	2.1	1.6	1.7	2.2
Exports of goods and services	1.8	2.8	2.3	2.8	3.2
Imports of goods and services	3.0	0.7	2.0	3.2	3.6
Domestic demand	1.1	0.6	0.5	0.7	1.0
Change in inventories	(0.1)	(1.1)	(0.2)	0.1	0.1
Net exports	(0.3)	0.6	0.1	0.0	0.0
__________________________
Source: Ministry of Economy and Finance.
The following table compares the main finance indicators included in the 2019 Stability Programme and the Update of the 2019 Economic and Financial Document.
Main Finance Indicators – 2019 Economic and Financial Document
v. Update of the 2019 Economic and Financial Document
	2018	2019	2020	2021	2022
Nominal GDP growth rate
2019 Economic and Financial Document	1.7	1.2	2.6	2.5	2.4
Update of the 2019 Economic and Financial Document	1.7	1.0	2.3	2.3	2.5
Difference	0.0	(0.2)	(0.3)	(0.2)	0.1
Net Borrowing, as a % of GDP
2019 Economic and Financial Document	(2.1)	(2.4)	(2.1)	(1.8)	(1.5)
Update of the 2019 Economic and Financial Document	(2,2)	(2,2)	(2,2)	(1,8)	(1,4)
Difference	(0.1)	0.2	(0.1)	0.0	0.1
Public Debt, as a % of GDP
2019 Economic and Financial Document	132.2	132.6	131.3	130.2	128.9
Update of the 2019 Economic and Financial Document	134.8	135.7	135.2	133.4	131.4
Difference(1)	2.6	3.1	3.9	3.2	2.5
__________________________
(1)
The difference is mainly due to the revision of Italy’s debt-to-GDP ratio as a result of the accounting changes introduced by the Eurostat Manual, described in “Recent Developments – The Italian Economy”.

Source: Ministry of Economy and Finance.

The EU Council’s policy recommendations to Italy for the period 2019-2020
As part of the European Semester process, in July 2019, the EU Council, acting through ECOFIN, issued specific recommendations to Italy on its economic, employment and fiscal policies:
•	ensure that the nominal growth rate of net primary government expenditure does not exceed 0.1 per cent in 2020, corresponding to an annual structural adjustment of 0.6 per cent of GDP;
•	use windfall gains to accelerate the reduction of the general government debt ratio;
•	shift taxation away from labour, including by reducing tax expenditure and reforming the outdated cadastral values;
•
step up efforts to tackle tax evasion, particularly through the failure to produce receipts, including by strengthening the compulsory use of e-payments through lower legal thresholds for cash payments;

•	enacting past reforms to reduce the share of old-age pensions in public spending to create space for other social spending;
•	reduce the length of civil trials, especially for insolvency proceedings, at all instances by enforcing and streamlining procedural rules, including those under consideration by the legislator;
•	reduce the length of criminal trials, to improve the efficacy of the fight against corruption;
•	ensure enforcement of the new framework for publicly-owned enterprises and increase the efficiency and quality of local public services;
•	address restrictions to competition, especially in retail, also through a new annual competition law;
•	maintain the pace of reducing the high stock of non-performing loans and support further bank balance sheet restructuring and consolidation; and
•	improve non-bank financing for innovative SMEs.
The 2020 Economic and Financial Document
On April 24, 2020, the Italian Council of Ministers approved the 2020 Economic and Financial Document. Due to the Coronavirus pandemic, and in line with other EU member states, public finance forecasts have been limited to the period 2020-2021 and presentation of the 2020 National Reform Programme was postponed. The 2020 National Reform Programme was approved on July 29, 2020.
The 2020 Stability Programme. The 2020 Programme reflects the impact of the Coronavirus pandemic on the Italian economy and focuses on measures to be adopted to sustain the economy and decrease public debt. The table below presents the main public finance trends included in the 2020 Stability Programme. The substantial changes from the estimates included in the 2019 Stability Porgramme are primarily caused by an expected fall in nominal GDP over the same period as a consequence of the national lockdown imposed by the Government from March 9, 2020 to May 4, 2020, and other direct and indirect effects of the Coronavirus pandemic on the Italian economy.

Public Finance Objectives (in per cent of GDP)(1)

2020 Stability Programme	2018	2019	2020	2021
new policies scenario
Net borrowing	(2.2)	(1.6)	(10.4)	(5.7)
Primary balance	1.5	1.7	(6.8)	(2.0)
Interest expenditure	(3.7)	(3.4)	(3.7)	(3.7)
Public debt (gross of support) (3)	134.8	134.8	155.7	152.7
Public debt (net of support) (3)	131.5	131.6	152.3	149.4
trend scenario at unchanged legislation
Net borrowing	(2.2)	(1.6)	(7.1)	(4.2)
Primary balance	1.5	1.7	(3.5)	(0.6)
Interest expenditure	(3.7)	(3.4)	(3.6)	(3.6)
Structural net borrowing (2)	(2.5)	(1.9)	(3.6)	(3.0)
Structural change	(0.4)	0.6	(1.7)	0.6
Public debt (gross of support) (3)	134.8	134.8	151.8	147.5
Public debt (net of support) (3)	131.5	131.6	148.4	144.3
__________________________
(1)	Any inaccuracies result from rounding.
(2)	Net of one-off and cyclical components.
(3)
Gross or net of the stakes of Italy in loans to Member States of the EMU, whether bilateral or through the EFSF, and the contribution to the capital of the ESM. At the end of 2019, the amount of these allowances was approximately 57.8 billion, of which 43.5 billion for bilateral loans and via the EFSF and 14.3 billion for the ESM programme (see Bank of Italy, 'Statistical Bulletin on Public Finance, Borrowing requirement and Debt’ of 15 April 2020). It is assumed that MEF cash stocks will be reduced by 0.8 percent of GDP in 2020 and increased of 0.4 percent of GDP in 2021. The interest rates scenario used for the estimates is based on the implicit forecasts arising from the forward rates on Government bonds during the period of compilation of this document.

Source: Ministry of Economy and Finance
The table below sets out the macroeconomic forecasts prepared by Italy through 2021 in connection with the 2020 Stability Programme.
Macroeconomic Forecasts (in per cent)
2020 Stability Programme	2019	2020	2021
Real GDP	0.3	(8.0)	4.7
Nominal GDP	1.2	(7.1)	6.1
Private consumption	0.4	(7.2)	4.0
Public consumption	(0.4)	0.7	0.3
Gross fixed investment	1.4	(12.3)	4.3
Inventories ( per cent of GDP)	(0.6)	(0.7)	0.2
Exports of goods and services	1.2	(14.4)	13.5
Imports of goods and services	(0.4)	(13.0)	10.0
Domestic demand	0.4	(6.5)	3.3
Change in inventories	(0.6)	(0.7)	0.2
Net exports	0.5	(0.8)	1.2
__________________________
Source: Ministry of Economy and Finance.

The 2020 National Reform Programme. As part of the 2020 National Reform Programme, the Government identified ten policy areas where structural reform is necessary. These areas are (i) a fully digital country; (ii) a country with safe and efficient infrastructure; (iii) a country that is more green and sustainable; (iv) public administration dedicated to citizens and businesses; (v) a comprehensive plan for sustaining supply chains; (vi) a more competitive and sustainable economic framework; (viii) greater investments in research and education; (viii) a more fair an inclusive Italy; (ix) a more modern and efficient judiciary; and (x) structural funds.

The following table compares the main finance indicators included in the Update of the 2019 Stability Programme and the 2020 Stability Programme. Due to the uncertainty caused by the ongoing Coronavirus pandemic, and in line with other EU Member States, public forecasts have been limited to the period 2020-2021.
Main Finance Indicators – Update of the 2019 Stability Programme v. 2020 Stability Programme
	2019	2020	2021
Nominal GDP growth rate
Update of the 2019 Economic and Financial Document	1.0	2.3	2.3
2020 Economic and Financial Document	1.2	(7.1)	6.1
Difference	0.2	(9.4)	3.8
Net Borrowing, as a % of GDP
Update of the 2019 Economic and Financial Document	(2.2)	(2.2)	(1.8)
2020 Economic and Financial Document	(1.6)	(10.4)	(5.7)
Difference	0.6	(8.2)	(3.9)
Public Debt, as a % of GDP
Update of the 2019 Economic and Financial Document	132.6	131.3	130.2
2020 Economic and Financial Document	135.7	135.2	133.4
Difference	3.1	3.9	3.2
__________________________
Source: Ministry of Economy and Finance.
The EU Council’s policy recommendations to Italy for the period 2020-2021
As part of the European Semester process, in May 2020, the EU Council, acting through ECOFIN, issued specific recommendations to Italy, based on assessments of Italy’s macroeconomic and fiscal situation as outlined in the 2020 Stability Programme. ECOFIN recommended that Italy take action over the period 2020-2021 to:
•	take all necessary measures to effectively address the Coronavirus pandemic, sustain the economy and support the ensuing recovery;
•	when economic conditions allow, pursue fiscal policies aimed at achieving prudent medium-term fiscal positions and ensuring debt sustainability, while enhancing investment;

•	strengthen the resilience and capacity of the health system, in the areas of health workers, critical medical products and infrastructure;
•	enhance coordination between national and regional authorities;
•	provide adequate income replacement and access to social protection, notably for atypical workers;
•	mitigate the employment impact of the crisis, including through flexible working arrangements and active support to employment;
•	strengthen distance learning and skills, including digital ones;
•	ensure effective implementation of measures to provide liquidity to the real economy, including to small and medium-sized enterprises, innovative firms and the self-employed, and avoid late payments;
•	front-load mature public investment projects and promote private investment to foster the economic recovery;
•
focus investment on the green and digital transition, in particular on clean and efficient production and use of energy, research and innovation, sustainable public transport, waste and water management as well as reinforced digital infrastructure to ensure the provision of essential services; and

•	improve the efficiency of the judicial system and the effectiveness of public administration.
Revenues and Expenditures
The following table sets forth general government revenues and expenditures and certain other key public finance measures for the periods indicated. This data is prepared on an accrual basis. The table does not include revenues from privatizations, which are deposited into a special fund for the repayment of Treasury outstanding securities and cannot be used to finance current expenditures. While proceeds from privatizations do not affect the primary balance, they contribute to a decrease in the public debt and consequently the debt-to-GDP ratio.
General Government Revenues and Expenditures
	2015	2016	2017	2018	2019
	(in € millions, except percentages)
Expenditures
Compensation of employees	163,919	166,387	167,221	172,501	173,253
Intermediate consumption	92,794	96,435	98,802	101,211	102,408
Market purchases of social benefits in kind	43,948	44,436	45,121	46,087	45,813
Social benefits in cash	332,914	336,370	341,404	348,473	361,211
Subsidies to firms	27,582	29,295	26,601	26,887	28,171
Interest payments	68,093	66,388	65,457	64,621	60,305
Other expenditures	36,336	37,335	35,401	38,573	38,485
Total current expenditures	765,586	776,646	780,007	798,353	809,646
Gross fixed investments	39,764	39,022	38,276	37,790	40,494
Investments grants	11,182	9,283	10,014	13,868	14,189
Other capital expenditures	16,395	7,314	18,510	7,296	6,413
Total capital account expenditures	67,341	55,619	66,800	58,954	61,096

	2015	2016	2017	2018	2019
	(in € millions, except percentages)
Total expenditures	832,927	832,265	846,807	857,307	870,742
as a per cent of GDP	50.3	49.1	48.8	48.5	48.7
Deficit (surplus) on current expenditures	(15,764)	(7,8)	(17,729)	(16,071)	(27,88)
Net borrowing	42,248	40,765	42,460	38,844	29,301
as a per cent of GDP	2.6	2.4	2.4	2.2	1.6

Revenues
Direct taxes	242,579	247,608	250,309	248,889	257,397
Indirect taxes	246,553	242,534	248,508	254,428	257,910
Actual social security contributions	215,070	216,622	221,393	230,397	237,751
Imputed social security contributions	4,060	4,005	4,172	4,073	4,336
Income from capital	11,469	11,768	11,873	13,628	17,358
Other revenues	19,528	19,266	18,881	19,115	18,124
Total current revenues	781,350	784,446	797,736	814,424	837,526
Capital taxes	1,214	5,360	2,325	1,573	1,235
Other capital revenues	8,115	1,694	4,286	2,466	2,680
Total capital revenues	9,329	7,054	6,611	4,039	3,915
Total revenues	790,679	791,500	804,347	818,463	841,441
as a per cent of GDP	47.8	46.7	46.3	46.3	47.1
Primary balance	25,845	25,623	22,997	25,777	31,004
as a per cent of GDP	1.6	1.5	1.3	1.5	1.7
__________________________
Source: Bank of Italy.
General government revenues increased by 2.8 per cent or €23.0 billion in 2019 compared to a 1.7 per cent increase or €14.1 billion in 2018. In 2019, the ratio of tax revenues and social contributions to GDP increased to 42.8 per cent compared to 42.1 in both 2018 and 2017. Social security contributions in 2019 increased by 3.2 per cent, while current tax revenues increased by 2.4 per cent. The increase in social security contributions stems mostly from the private sector and is further affected by tax incentives granted in previous years.
Direct taxes increased by 3.4 per cent in 2019, driven by a 2.5 per cent increase in personal income taxes and a 3.6 per cent increase in corporate income taxes. Taxes on income from financial assets experienced an increase due to positive market trends. Indirect taxes increased by 1.4 per cent, driven by an increase in VAT revenues.
 General government expenditures increased by 1.6 per cent in 2019, increasing to 48.7 per cent of GDP in 2019 from 48.5 per cent of GDP in 2018. The increase in general government expenditures was due to a 3.6 per cent increase in capital account expenditures, from €59.0 billion in 2018 to €61.1 billion in 2019, and an increase of social benefits in cash from €348.5 billion in 2018 to €361.2 billion in 2019, partially offset by a decrease in interest payments from €64.6 billion in 2018 to €60.3 billion in 2019.
Italy recorded a current account surplus of €52.9 billion in 2019 (3.0 per cent of GDP) , reflecting mainly an increased surplus on goods and a reduced deficit on services, compared to an account surplus of €44.0 billion in 2018 (2.5 per cent of GDP), and of €47.8 billion in 2017 (2.8 per cent of GDP).

Expenditures
Compensation of employees. Compensation of employees marginally increased by 0.4 per cent in 2019, compared to a 3.1 per cent increase in 2018, mainly due to a decrease in the number of new hirings. In 2019, compensation of employees as a percentage of GDP decreased to 9.7 per cent compared to 9.8 per cent in 2018.
Intermediate consumption. Intermediate consumption, which measures the value of the goods and services consumed as inputs by a process of production, increased by 1.2 per cent in 2019 compared to a 2.4 per cent increase in 2019. As was the case between 2016 and 2018, this increase was mainly driven by expenditure on innovative pharmaceuticals.
Market purchases of social benefits in kind. Expenditure on social benefits in kind decreased by €0.3 billion or 0.6 per cent in 2019, compared to an increase of 2.1 per cent in 2018. In 2019, expenditure on social benefits in kind remained steady at 2.6 per cent of GDP, as in each of 2018, 2017 and 2016.
Expenditure for public health and education are accounted for under wages and salaries, cost of goods and services and production grants.
Italy has a public health service managed principally by regional governments with funds provided by the Government. Local health units adopt their own budgets, establish targets and monitor budget developments. Approximately 81.4 per cent of expenditure on social benefits in kind in 2019 related to health care.
Italy has a public education system consisting of elementary, middle and high schools and universities. Attendance at public elementary, middle and high schools is generally without charge to students, while tuition payments based on income level are required to attend public universities.
Social benefits in cash. Social benefits in cash include expenditures for pensions, disability and unemployment benefits. Social benefits in cash increased by 3.7 per cent in 2019 and by 2.1 per cent in 2018. Expenditure on pensions increased by 2.4 per cent and 2.0 per cent in 2019 and 2018, respectively, while the non-pension component grew by 7.8 per cent following a 3.1 per cent increase in 2018, mainly driven by an increase in expenses for severance indemnities and benefits.
Subsidies to firms. Subsidies to firms, which are current payments by the Government to resident producers that are not required to be reimbursed, increased by 4.8  per cent in 2019 compared to a 1.1 per cent increase in 2018.
Interest payments. Interest payments by the Government decreased by €4.3 billion or 6.7 per cent in 2019 as compared to the €0.8 billion or 1.3 per cent decrease in 2019. The ratio of interest payments to nominal GDP was 3.4 per cent and 3.6 per cent in 2019 and 2018, respectively. For additional information on Italy’s public debt, see “Public Debt.”
Other Expenditures. Other expenditures decreased by 0.2 per cent in 2019 compared to a 9.0 per cent increase in 2018.
Revenues
Taxes. Italy’s tax structure includes taxes imposed at the state and local levels and provides for both direct taxation through income taxes and indirect taxation through a VAT and other transaction-

based taxes. Indirect taxes include VAT, excise duties, stamp duties and other taxes levied on expenditures. Income taxes consist of an individual tax levied at progressive rates and a corporate tax levied at a flat rate. Corporations also pay local taxes, and the deductibility of those taxes for income tax purposes has been gradually eliminated over the last years.
VAT is imposed on the sale of goods, the rendering of services performed for consideration in connection with business or professions and on all imports of goods or services. In addition to VAT, indirect taxes include customs duties, taxes on real estate and certain personal property, stamp taxes and excise taxes on energy consumption, tobacco and alcoholic beverages.
Italy has entered into bilateral treaties for the avoidance of double taxation with virtually all industrialized countries.
Low taxpayer compliance has been a longstanding concern for the Government, which has adopted measures to increase compliance. Some of these measures are aimed at identifying tax evasion and include systems of cross-checks between the tax authorities and social security agencies, public utilities and others. One of the areas of greatest concern to the Government has been under-reporting of income by self-employed persons and small enterprises. The Government’s efforts to increase tax compliance since 2001 have led to an increase in the general tax base and to an improvement in compliance.
Italy’s fiscal burden, which is the aggregate of direct and indirect tax revenues and social security contributions as a percentage of GDP, was 42.4 per cent in 2019, compared to 41.9 per cent in 2018. Indirect tax revenues increased by 1.4 per cent in 2019 compared to a 2.4 per cent increase in 2018, while direct tax revenues slightly increased by 3.4 per cent in 2019, compared to a 0.6 per cent decrease in 2018. Further, total tax revenues increased from 28.4 per cent of GDP in 2018 to 29.1 per cent of GDP in 2020.
The following table sets forth the composition of tax revenues for the periods indicated.
Composition of Tax Revenues(1)
	2015	2016	2017	2018	2019
	(in € millions)

Direct taxes
Personal income tax	176,220	180,004	182,354	187,428	191,602
Corporate income tax	33,402	35,251	35,162	32,662	33,555
Investment Income tax	16,285	11,580	11,410	11,070	11,393
Other	14,152	18,459	16,694	16,611	15,734
Total direct taxes	240,059	245,294	245,620	247,771	252,284

Indirect taxes
VAT	119,376	124,336	129,574	133,577	136,883
Other transaction-based taxes	20,034	20,585	20,107	21,451	20,878
Taxes on production of mineral oil	25,412	25,428	25,795	25,457	25,371
Taxes on production of methane gas	2,900	3,416	3,447	3,480	3,567
Tax on electricity consumption	2,531	2,853	2,537	2,639	2,709
Tax on tobacco consumption	10,647	10,882	10,498	10,536	10,582
Taxes on lotto and lotteries	11,245	13,621	13,212	13,706	14,595
Other(2)	5,095	4,666	4,854	5,158	4,753
Total indirect taxes	197,240	205,787	210,024	216,004	219,338
Total taxes	437,299	451,081	455,645	463,775	471,622

__________________________
(1)
The data presented in this “Composition of Tax Revenues” table does not correspond to the general government direct and indirect tax revenues figures contained in the preceding table entitled “General Government Revenues and Expenditures,” primarily because the “Composition of Tax Revenues” table is prepared on a cash basis while the “General Government Revenues and Expenditures” table is prepared on an accrual basis in accordance with ESA2010. Generally, State sector accounting does not include indirect taxes levied by, and certain amounts allocable to, regional and other local governments and entities. However, because this “Composition of Tax Revenues” table is prepared on a cash basis, it reflects tax receipts of entities that are excluded from State sector accounting (such as local government entities) that are collected on their behalf by the State (and subsequently transferred by the State to those entities).

(2)	Taxes classified as “other” are non-recurring, therefore highly variable.
Source: Ministry of Economy and Finance.
In 2019, total taxation revenues (as reported in the “Composition of Tax Revenues” table on a cash basis) increased by 1.7 per cent compared to 2019. This was due to a 1.8 per cent increase in direct tax revenues, mainly driven by an increase in personal income tax that in 2019 amounted to €191.6 billion as compared to €187.4 billion in 2018 and, to a lower extent, by a 2.7 per cent increase in corporate income taxes. Direct tax revenues increased by 1.5 per cent compared to 2018, mainly driven by a 3.5 per cent increase in VAT compared to 2018 and, to a lower extent, by a 6.5 per cent increase on taxes on lotto and lotteries.
Actual social security contributions. Actual social security contributions, which consist of payments made for the benefit of employees, increased by 3.2 per cent in 2019 compared to a 4.1 per cent increase in 2016.
Imputed social security contributions. Imputed social security contributions, which represent the counterpart to unfunded social benefits paid directly to employees and former employees and other eligible persons without involving an insurance company or autonomous pension fund, and without creating a special fund or segregated reserve for the purpose, increased by 6.5 per cent in 2019 compared to a decrease by 2.4 per cent in 2018.
Income from capital. Income from capital increased by 3.2 per cent in 2019 compared to an increase of 4.1 per cent in 2018.
Other Revenues. Other revenues decreased by 5.2 per cent in 2019 compared to a 1.2 per cent increase in 2018.
Government Enterprises
The following chart summarizes certain basic data regarding the largest companies in which the Government holds an interest, for the periods indicated. The Government continues to participate in the election of the boards of directors, but does not directly participate in the management, of these companies.
Largest Government Companies(1)(2)
Company	Industry Sector	Per cent of Government Ownership as of December 31, 2019	Total Assets	Total Liabilities	Net profit (loss)
			At December 31,		For the year ended December 31,
			2019	2019	2017	2018	2019
		(in € millions, except percentages)
Cassa Depositi e Prestiti S.p.A.(3)	Financial Services	82.77	448,724	412,614	2,943	2,891	1,784

Company	Industry Sector	Per cent of Government Ownership as of December 31, 2019	Total Assets	Total Liabilities	Net profit (loss)
			At December 31,		For the year ended December 31,
			2019	2019	2017	2018	2019
		(in € millions, except percentages)
ENEL S.p.A.	Electricity	23.59	171,426	124,488	3,779	4,789	2,174
ENI S.p.A.(4)	Oil and Gas	30.10	123,440	75,540	3,374	4,126	148
Ferrovie dello Stato Italiane S.p.A.	Railroads	100.00	73,814	31,524	542	540	573
Leonardo S.p.A.(5)	Defense/Aerospace	30.20	26,893	21,559	274	507	274
Monte dei Paschi di Siena S.p.A.	Banking	68.25	132,196	123,915	(3,502)	279	(1,033)
Poste Italiane S.p.A.(6)	Post/Financial Services	59.26	238,251	228,553	689	1,399	1,342
__________________________
(1)	Percentages refer to the relevant holding company, while financial data is presented on a consolidated basis.
(2)	Including shares indirectly owned by the Government through CDP.
(3)	As of December 31, 2019, the residual 15.93 per cent of CDP was owned by various banking foundations.
(4)	As of December 31, 2019, 25.76 per cent of ENI S.p.A. was owned indirectly through Cassa Depositi e Prestiti S.p.A., with 4.34 per cent owned directly by the Government.
(5)	Finmeccanica S.p.A. has changed its name to Leonardo S.p.A. with effect as of January 1, 2017.
(6)	As of December 31, 2019, 35.00 per cent of Poste Italiane S.p.A. was owned indirectly through Cassa Depositi e Prestiti S.p.A., with 29.26 per cent owned directly by the Government.
Source: Ministry of Economy and Finance.

PUBLIC DEBT
General
Italy’s public debt includes debt incurred by the Italian Government (including Treasury securities and other borrowings), local governments, social security funds and other public agencies.
The Treasury manages the Italian Government debt and the financial assets of Italy. The Bank of Italy provides technical assistance to the Treasury in connection with auctions for domestic bonds and acts as paying agent for Treasury securities. The Stability Law and the Budget Law authorize the incurrence of debt by the Italian Government. For additional information on Italy’s budget and financial planning process and the Stability Law and the Budget Law, see “Public Finance—The Budget Process.”
The aggregate amount of government bonds issued in 2019 was approximately €414.2 billion, compared to an aggregate amount of approximately €401.0 billion in 2018. In both cases such amounts include bonds issued in switch-bond transactions. The aggregate amount of government bonds with maturity in 2019 increased to €355.7 billion from €335.0 billion in 2018.
The following table summarizes Italy’s public debt as of the dates indicated, that is mainly represented by debt incurred by the Treasury.
Total Public Debt(*)
	December 31,
	2015	2016	2017	2018	2019
	(Millions of euro)
Debt incurred by the Treasury:
Short term bonds (BOT)(1)	115,074	107,113	106,601	107,453	113,929
Medium- and long-term bonds (initially incurred or issued in Italy)	1,646,806	1,712,257	1,755,585	1,810,949	1,846,270
External bonds (initially incurred or issued outside Italy) (2)	43,959	39,240	35,589	32,399	36,867
Total Treasury Issues	1,805,839	1,858,609	1,897,776	1,950,802	1,997,066
Postal savings(3)	76,411	76,839	74,432	72,307	67,586
Treasury accounts(4)	158,223	154,064	159,012	165,298	159,706
Other debt incurred by:
ISPA (bonds and other loans)(5)	10,106	10,105	10,114	10,127	9,200
Central Government entities(6)	90,172	89,710	101,975	98,744	93,573
Other general Government entities(7)	98,658	96,292	86,245	83,665	82,710
Total public debt	2,239,409	2,285,619	2,329,553	2,380,942	2,409,841
as a percentage of GDP	135.6%	134.8%	134.1%	134.4%	134.6%
Liquidity buffer(8)	(35,114)	(34,835)	(29,323)	(35,078)	(32,918)
Total public debt net of liquidity buffer	2,204,295	2,250,783	2,300,230	2,345,864	2,376,923
__________________________
(*)
Figures in this table have not been restated and, therefore, are not comparable to the figures in the table entitled “Selected Public Finance Indicators” in “Public Finance” and to the figures presented in the sections “Italian Economy” and “Public Debt”.

(1)	BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity up to twelve months.
(2)	Italy ordinarily enters into currency swap agreements for hedging purposes. The total amount of external bonds shown above takes into account the effect of these arrangements.

(3)
Postal savings are medium and long-term certificates issued by CDP that may be withdrawn by the holder prior to maturity with nominal penalties. As of the date of conversion of CDP into a joint stock company in 2003, the Ministry of Economy and Finance assumed part of the postal savings liabilities of CDP in the amount that is referred to in the table.

(4)	Treasury accounts are short- and medium-term deposit accounts held by non-central Government entities at the Treasury. Treasury accounts also include liabilities for Euro coins minted by Italy.
(5)
The liabilities of Infrastrutture S.p.A., or “ISPA,” in relation to the TAV project (high-speed railroad infrastructure), have been included in the Government debt since 2006, when such liabilities were assumed by the Government following their reclassification.

(6)	The line item includes all internal and external liabilities incurred by other central Government entities.
(7)	The line item includes all internal and external liabilities incurred by local authorities.
(8)
The line item includes all the funds of the Treasury deposited with the Bank of Italy and the sinking fund, which is mainly funded by privatization proceeds, as well as liquidity invested in the money market through operations on behalf of the Italian Treasury (“OPTES”). OPTES are overnight or very short-term transactions involving non collateralized deposits, conducted through auctions or bilateral trades undertaken between the Italian Ministry of Economy and Finance and OPTES counterparties.

Source: Ministry of Economy and Finance and Bank of Italy.
In the period from 2015 to 2018, Italy’s debt-to-GDP ratio increased from 131.8 per cent net of euro area financial support (and 135.3 per cent gross of euro area financial support) to 131.5 per cent net of euro area financial support (and 134.8 per cent gross of euro area financial support). This growth trend resulted from Italy’s budget deficit (primarily resulting from the cost of servicing Italy’s debt) and its substantially unchanged nominal GDP from 2015 to 2018.  Italy’s debt-to-GDP ratio remained substantially stable in 2019 at 131.6 per cent (net of euro area financial support) and 134.8 per cent (gross of euro area financial support), respectively. For additional information on the GDP trends, see “The Italian Economy—General.”
The Italian Government’s latest forecasts of the debt-to-GDP ratio are included in the Economic and Financial Document of 2020. The table below shows the Italian Government’s forecasts of the debt-to-GDP ratio for the period 2018-2021. Based on preliminary estimates, Italy’s debt-to-GDP ratio is expected to increase to 155.7 per cent and 152.7 per cent in 2020 and 2021, respectively. This substantial increase in Italy’s debt-to-GDP ratio is primarily caused by an expected fall in nominal GDP over the same period as a consequence of the national lockdown imposed by the Italian Government from March 9, 2020 to May 4, 2020, and other direct and indirect effects of the Coronavirus pandemic on the Italian economy.  Due to the uncertainty caused by the ongoing Coronavirus pandemic, and in line with other EU Member States, public forecasts have been limited to the period 2020-2021.
Forecasted Debt-to-GDP Ratios
	2018	2019	2020	2021
Public Debt, gross of euro area financial support	134.8	134.8	155.7	152.7
__________________________
Source: Ministry of Economy and Finance.
Government Guarantees. Government guarantees on liabilities or assets of third parties are contingent liabilities that may become actual government liabilities if specific conditions are met. They include (i) standardised government guarantees, which are guarantees issued in large number, usually for fairly small amounts, among identical lines, and (ii) one-off government guarantees, which are provided on a case-by-case basis, generally for rather significant amounts and under individual contractual arrangements.
The table below shows data on Government standardised and one-off guarantees as a percentage of GDP in the years 2015 to 2019.

Government Guarantees
	2015	2016	2017	2018	2019
	(% of GDP)
Standardised Government guarantees	1.0	1.2	1.4	1.7	2.0
One-off Government guarantees	1.2	1.2	2.5	2.6	2.8
Total Government guarantees	2.2	2.4	3.9	4.3	4.8
__________________________
Source: Eurostat.
Public Debt Management. Debt management continues to be geared towards lengthening the average residual maturity of public debt. In 2019, the average maturity of government debt increased, for a third consecutive year, from 6.8 years at the end of 2018 to 6.9 years at the end of 2019. The average refixing period, the main index for measuring interest risk, also increased from 5.7 years in 2018 to 5.8 years in 2019.
Public Debt Management for 2019 was regulated by (i) the general management directive of the Ministry of Economy and Finance, and (ii) the Decree of the Ministry of Economy and Finance of January 2, 2019 (so-called Decreto Cornice), setting forth the objectives for the management of public debt as follows:
1.	guarantee that demand is met in line with market prices;
2.	maintain exposure to main risks, especially interest rate and refinancing risks, in line with previous years;
3.	contribute to improving the liquidity of the secondary market; and
4.	improve the efficiency of the management of cash, also through diversification of instruments.
These objectives translated into the following guidelines for 2019:
5.	ensure foreseeability and regularity of domestic issuances;
6.	adapt the volumes offered in order to favorite the secondary market sectors which are more liquid;
7.	use liability management instruments;
8.	diversify the investor basis also through issuances in other currency, in particular in dollars; and
9.	start using innovative instruments.
At the end of 2019, the debt represented by government bonds was 83.2 per cent of the aggregate public debt of Italy. The table below presents the breakdown of the total government bonds issued in 2017, 2018 and 2019, respectively.

Breakdown of Total Issued Government Bonds
	2017	% on total	2018	% on total	2019	% on total
BOT mini	0	0.0	0	0.0	0	0.0
BOT 3 months	0	0.0	0	0.0	0	0.0
BOT 6 months	75,000	18.7	75,303	18.8	80,810	19.5
BOT 12 months	76,601	19.1	76,350	19.0	80,029	19.3
Commercial Paper	0	0.0	0	0.0	0	0
Total short-term	151,601	37.8	151,653	36.6	160,839	38.8
CTZ	28,660	7.1	29,169	7.3	31,156	7.5
CCTeu	31,923	8.0	23,863	6.0	14,771	3.6
BTP 3 years	35,898	9.0	34,700	8.7	32,430	7.8
BTP 5 years	36,404	9.1	33,675	8.4	33,686	8.1
BTP 7 years	30,612	7.6	30,717	7.8	29,552	7.1
BTP 10 years	40,652	10.1	37,596	9.4	41,224	10.0
BTP 15 years	17,759	4.4	8,868	2.2	15,600	3.8
BTP 20 years	9,513	2.4	14,548	3.6	8,470	2.0
BTP 30 years	14,041	3.5	8,768	2.2	15,480	3.7
BTP 50 years	750	0.2	883	0.2	3,000	0.7
BTP€i 5 years	2,895	0.7	7,782	2.0	2,149	0.5
BTP€i 10 years	7,856	2.0	5,645	1.4	7,369	1.8
BTP€i 15 years	2,326	0.6	2,745	0.7	2,334	0.6
BTP€i 30 years	472	0.1	494	0.1	2,018	0.5
BTPItalia	15,697	3.9	9,873	2.5	6,750	1.6
Foreign	0.0	0.0	0.0	0.0	7,371	1.8
Total medium/long-term	275,459	68.7	249,324	62.2	253,361	61.2
Total	427,059	100	400,977	100	414,200	100
__________________________
Source: 2019 Report on Public Debt.
The table below presents the percentage of total outstanding government bonds represented by fixed rate securities, the securities indexed to the inflation rate (BTP€i+BTP Italia) and floating rate securities as of December 31, 2017, 2018 and 2019, respectively.
Breakdown of Total Outstanding Government Bonds (in %)
	December 31,
	2017	2018	2019
Fixed rate securities	75.5	75.7	76.0
Securities indexed to the inflation rate (BTP€i+BTP Italia)	11.5	11.9	11.7
Floating rate securities	13.0	12.4	12.2
Total Outstanding Government Bonds	100	100	100
__________________________
Source: Ministry of Economy and Finance.
In 2019, the weighted average cost at issuance of Government securities decreased to 0.9 per cent from 1.1 per cent in 2018, maintaining financing costs close to a historical minimum low. Such decrease was mainly due to an increase in proceeds from issuances in the second half of the year. Yields on short-term government bonds stood slightly below 0.0 continuing to record negative interest rates in 2019, whereas yields on long-term government bonds decreased to 1.5 per cent 2019 from 1.6 per cent in 2018. Yields on extra long-term government bonds reached 2.9 per cent by the end of 2019, compared to 3.2 per cent in 2018.

The table below shows the yields on 3-year and 10-year BTPs issued by the Treasury for each quarter of 2018 and 2019 and the first two quarters of 2020.
Quarterly Yields on 3-Year and 10-Year BTPs
	2018				2019				2020
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
BTP 3-year	0.03	0.30	1.15	2.31	1.0	1.1	0.2	0.1	0.3	0.7	0.2
BTP 10-year	2.03	2.08	2.93	3.19	2.7	2.5	1.5	1.1	1.1	1.6	1.1
__________________________
Source: Ministry of Economy and Finance.
BTP-Bund Spread. The spread between BTPs and German government bonds, in each case with a maturity of 10 years, decreased to approximately 160 bps as of December 31, 2019 from approximately 253 bps as of December 31, 2018, due to a generally improved perception of credit risk for Italy relative to other countries.
Privatization program. The Italian Government also intends to reduce public debt through a program of privatization of public real estate assets and companies in which the Italian Government holds interests. In February 2015, the Italian Government disposed of a 5.7 per cent interest in ENEL, which generated approximately €2.2 billion. In October 2015, the Italian Government disposed of a 35.3 per cent interest in Poste Italiane S.p.A. following completion of its initial public offering, which generated approximately €3.1 billion. In addition, the Italian Government disposed of a 46.6 per cent interest in ENAV S.p.A. following completion of its initial public offering in August 2016, which generated approximately €834 million. For further information on the largest companies in which the Italian Government holds an interest, see “Public Finance—Government Enterprises.”
The Italian Government expects that the envisaged privatization program will result in additional revenues of approximately 0.2 per cent of GDP in each of 2020 and 2021.
Summary of Internal Debt
Internal debt is debt, payable in Euro, initially incurred or issued in Italy. Italy’s total internal public debt as of December 31, 2019 was €2,321,649 million, an increase of €26,881 million from December 31, 2018. The following table summarizes the internal public debt as of December 31 of each of the years indicated.
Internal Public Debt
	2015	2016	2017	2018	2019
	(Millions of euro)
Debt incurred by the Treasury:
Short-Term Bonds (BOT)(1)	115,074	107,113	106,601	107,453	113,929
Medium- and Long-Term Bonds
CTZ(2)	48,651	39,607	40,692	45,591	51,139
CCT(3)	121,181	134,707	132,936	128,876	125,586
BTP(4)	1,229,152	1,300,594	1,368,729	1,408,853	1,440,280
BTP€i(5)	143,995	147,337	146,847	155,175	151,707
BTP Italia(6)	103,826	90,012	66,381	72,454	77,558

	2015	2016	2017	2018	2019
	(Millions of euro)
Total	1,761,880	1,819,370	1,862,186	1,918,402	1,960,200
Postal savings	76,411	76,839	74,432	72,307	67,586
Treasury accounts(7)	158,223	154,064	159,012	165,298	159,706
ISPA loans(8)	500	500	500	500	500
Central Government entities	49,930	46,451	58,720	55,119	51,470
Other general Government entities	97,591	95,755	85,718	83,143	82,187
Total internal public debt	2,144,534	2,192,978	2,240,568	2,294,768	2,321,649
Liquidity buffer(9)	(35,114)	(34,835)	(29,323)	(35,078)	(32,918)
Total internal public debt net of liquidity buffer	2,109,420	2,158,143	2,211,245	2,259,690	2,288,731
__________________________
(1)	BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity up to twelve months.
(2)	CTZs (Certificati del Tesoro Zero-Coupon) are zero-coupon notes with maturities of twenty-four months.
(3)
CCTs (Certificati di Credito del Tesoro) are floating rate medium-term notes indexed to the six-month BOT rate with maturities of typically seven years and a semiannual coupon. The BOT rate is the interest rate at the BOT auction held at the end of the month prior to the one in which the coupons become payable. CCTs also include CCTEUs, which are indexed to six-month Euribor. As of December 31, 2017, no CCTs remain outstanding.

(4)	BTPs (Buoni del Tesoro Poliennali) are medium- and long-term notes that pay a fixed rate of interest, with a semiannual coupon.
(5)
BTP€is (inflation-linked BTPs) are medium- and long-term notes with a semiannual coupon. Both the principal amount under the notes and the coupon are indexed to the euro-zone harmonized index of consumer prices, excluding tobacco.

(6)
BTPItalia (Italian inflation-linked BTPs) are medium- and long-term notes with a semiannual coupon. Both the principal amount under the notes and the coupon are indexed to the Italian inflation rate, excluding tobacco. These notes were first issued by the Treasury in March 2012.

(7)
Treasury accounts are demand, short- and medium-term deposit accounts held by non-central Government entities at the Treasury. Treasury accounts also include liabilities for Euro coins minted by Italy..

(8)	The item includes the portion of debt incurred by ISPA in Italy, guaranteed by the State, in connection with the financing of the high-speed railway link between Turin, Milan, Rome and Naples.
(9)
The item includes all the funds of the Treasury deposited with the Bank of Italy and the sinking fund, which is mainly funded by privatizations, as well as liquidity invested on the money market through OPTES. For additional information, see “Monetary System—Monetary Policy”.

Source: Ministry of Economy and Finance and Bank of Italy.
In 2018 and 2019, the ratio of short-term bonds to total securities issued by the Treasury was approximately 5.5 per cent and approximately 5.7 per cent, respectively.
The following table divides the internal public debt into floating debt and funded debt as of December 31 of each of the years indicated. Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.
Summary of Floating and Funded Internal Debt
	December 31,
	2015	2016	2017	2018	2019
	(Millions of euro)
Floating internal debt(1)	193,266	189,214	191,764	199,153	193,606
Funded internal debt	1,951,268	2,003,765	2,048,804	2,095,615	2,128,043
Total internal public debt	2,144,534	2,192,978	2,240,568	2,294,768	2,321,649
__________________________
(1)	Includes BOTs with a maturity at issuance of three and six months and postal accounts.
Source: Ministry of Economy and Finance.

Summary of External Debt
External debt is debt initially incurred or issued in a currency other than Euro or outside Italy. Total external public debt as of December 31, 2019 was €88,192 million. Historically, Italy has not relied heavily on external debt. The following table summarizes the external public debt as of December 31 of each of the years indicated.
Summary of External Debt
	December 31,
	2015	2016	2017	2018	2019
	(Millions of euro)
External Treasury Bonds(1)	43,959	39,240	35,589	32,399	36,867
ISPA (bonds and loans)(2)	9,606	9,605	9,614	9,627	8,700
Central Government entities	40,242	43,259	43,255	43,625	42,103
Other general Government entities	1,068	536	527	522	522
Total external public debt	94,875	92,640	88,985	86,174	88,192
__________________________
(1)
Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements.

(2)	The item includes the full amount of ISPA bonds and a portion of loans incurred by ISPA in connection with the financing of the high-speed railway link between Turin, Milan, Rome and Naples.
Source: Ministry of Economy and Finance.
The following table sets forth a breakdown of the external public debt of Italy, by currency, as of December 31 of each of the years indicated. The amounts shown below are nominal values at issuance, before giving effect to currency swaps, and do not include external public debt of state sector entities and other general Government entities. Italy often enters into currency swap agreements in the ordinary course of the management of its debt.
	December 31,
	2015	2016	2017	2018	2019
	(in millions)
Euro(1)	27,389	27,321	26,815	24,456	22,917
British Pounds	1,750	1,750	1,750	1,750	1,750
Swiss Francs	1,000	1,000	1,000	0	0
U.S. Dollars	12,500	7,500	5,500	5,500	12,500
Japanese Yen	335,000	235,000	110,000	60,000	25,000
Norwegian Kroner	0	0	0	0	0
Czech Koruna	7,470	7,470	4,980	4,980	0
__________________________
(1)	The item does not include the amount of debt incurred in euros by ISPA and guaranteed by the State, which is shown in the previous table.
Source: Ministry of Economy and Finance.
Italy accesses the international capital markets through (i) a global bond program registered under the United States Securities Act of 1933 on Schedule B (the “Global Bond Programme”), (ii) a US$80 billion medium-term note program established in 1998 and last updated in December 2014, and (iii) a US$15 billion commercial paper program established in 1999 and last updated in December 2011. In addition to the foregoing, on October 10, 2019, Italy completed the issue of three series of bonds in an aggregate principal amount of US$7 billion pursuant to a transaction-specific registration statement that became effective on October 7, 2019. Italy introduced collective action clauses (CACs) in the documentation of all New York law governed bonds issued after June 16, 2003, including the Global Bond Programme. Italy has included the EU Collective Action Clauses, including Cross Series Modification Clauses, in the documentation of all bonds it has issued after January 1, 2013. For additional information regarding Italy’s implementation of EU Collective Action Clauses, see “The Italian Economy— Key measures related to the Italian Economy—Financial Assistance to EU Member States.”
Excessive Deficit Procedure. In accordance with the Treaty on the Functioning of the EU (“TFEU”), the EU Commission monitors compliance with budgetary discipline of each Member State, on the basis of two criteria: (1) whether the ratio of the planned or actual government deficit to GDP exceeds the reference value of 3.0 per cent; and (2) whether the ratio of government debt to GDP exceeds the reference value of 60.0 per cent, unless the ratio is diminishing and approaching the reference value at a satisfactory pace. Further, the EU Commission takes into account whether the government deficit exceeds government investment expenditure and all other relevant factors, including the medium-term economic and budgetary position of the Member State. For additional information on the budget process, see “Public Finance – The Budget Process.”
On May 23, 2018, the EU Commission issued a report to Italy under Article 126(3) of TFEU stating that, although the 2017 debt requirements should have been considered as complied with by Italy at the time, Italy showed a significant deviation from the adjustment path towards the medium-term budgetary objective recommended by the EU Council to Italy for 2018.
On November 11, 2018, the EU Commission issued an additional report under Article 126(3) of TFEU, identifying in Italy’s Draft Budgetary Plan for 2019 a case of a “particularly serious non-compliance” with the fiscal recommendations previously made by the EU Council. This report prompted discussions between the Government and the EU Commission, which resulted in certain amendments to 2019 Draft Budgetary Plan in the course of December 2018.
On May 23, 2019, the EU Commission notified Italy that it was considering the issuance of a further report under Article 126(3) of TFEU and requested Italy to provide any documentation with respect to the relevant factors Italy wanted the EU Commission to take into account in preparation of this report.
On May 31, 2019, the Government responded to the EU Commission’s letter by providing certain documents concerning relevant factors to take into account.
On June 5, 2019, the EU Commission issued a report to Italy under Article 126(3) of TFEU. In this report, the EU Commission stated that Italy’s public debt-to-GDP ratio, which stood at 132.2 per cent in 2018, was well above the 60.0 per cent of GDP reference value set for in the TFEU, and that Italy did not comply with the debt reduction benchmark in 2018.
On June 19, 2019, the Government responded to the EU Commission confirming Italy’s intention to comply with the applicable budgetary rules.
On July 1, 2019, the Government adopted certain fiscal correction measures for 2019 in an aggregate amount of €7.6 billion or 0.4 per cent of GDP in nominal terms and €8.2 billion or 0.5 per cent of GDP in structural terms. This intervention allowed for a lower deficit of 2.0 per cent of GDP for 2019, in line with the EU Commission’s recommendations. Among others, key measures included a freeze on certain funds (€1.5 billion) which, under the 2019 Budget, were originally allocated to the basic universal income (Reddito di Cittadinanza), and the new early retirement scheme (Quota Cento) (see “The Italian Economy – Key Measures related to the Italian Economy – Measures adopted in 2019”). Such fiscal correction measures were described in a letter by the Government to the EU Commission dated July 2, 2019. In this letter, the Government reiterated the commitment to achieve a structural improvement for 2020 in line with the SGP rules, through a revision of tax expenditures and an implementation of a comprehensive spending review.
On July 3, 2019, the EU Commission formally informed the EU Council that the fiscal correction measures for 2019 adopted by Italy on July 1, 2019 were material enough for the EU Commission not to recommend to the EU Council the opening of an excessive deficit procedure against Italy. The EU Commission will continue to monitor and assess compliance of Italy’s 2020 draft budgetary plan with the SGP rules and the implementation by Italy of the structural reforms suggested in the country-specific recommendations.
Debt Record

Since its founding in 1946, Italy has never defaulted in the payment of principal or interest on any of its internal or external indebtedness.

TABLES AND SUPPLEMENTARY INFORMATION
Floating Internal Debt (1) as of December 31, 2019
	Interest Rate	Maturity Date	Outstanding principal amount
	(Millions of euro)
BOT (3 months)	various	various	0
BOT (6 months)	various	various	33,900
Treasury accounts	floating	none	159,706
Total floating internal debt of the Treasury			193,606
Liquidity buffer	floating	none	-32,918
Total floating internal debt net of liquidity buffer			160,688
__________________________
(1)	Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.
Source: Ministry of Economy and Finance and Bank of Italy.
Funded Internal Debt(1) as of December 31, 2019
	Interest Rate	Maturity Date	Outstanding principal amount
	(Millions of euro)
BOT (12 months)	various	various	80,029
CTZ	various	various	51,139
CCT	various	various	125,586
BTP	various	various	1,440,280
BTP€I	various	various	151,707
BTP Italia	various	various	77,558
Other funded internal debt	various	various	201,744
Total funded internal debt of the Treasury			2,128,043
__________________________
(1)	Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.
Source: Ministry of Economy and Finance and Bank of Italy.

External Bonds of the Treasury as of December 31, 2019
The following table shows the external bonds of the Treasury issued and outstanding as of December 31, 2019.
Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro

United States Dollar(1)(*)

$3,500,000,000	6.88%	98.73	September 27, 1993	September 27, 2023	$3,500,000,000	€ 3,115,542,104
$2,000,000,000	5.38%	98.44	February 27, 2003	June 15, 2033	$2,000,000,000	€ 1,780,309,774
$2,500,000,000	2.38%	99.72	October 17, 2019	October 17, 2024	$2,500,000,000	€ 2,225,387,217
$2,000,000,000	2.88%	99.09	October 17, 2019	October 17, 2029	$2,000,000,000	€ 1,780,309,774
$2,500,000,000	4.00%	99.62	October 17, 2019	October 17, 2049	$2,500,000,000	€2,225,387,217

					$12,500,000,000	€ 11,126,936,086

Euro(2)

€1,000,000,000	Floating	101.60	June 28, 1999	June 28, 2029	€905,000,000	€905,000,000
€150,000,000	Zero Coupon	100.00	February 20, 2001	February 20, 2031	€150,000,000	€150,000,000
€300,000,000	Floating	100.00	May 31, 2005	May 31, 2035	€300,000,000	€300,000,000
€720,000,000	3.83%	100.00	June 2, 2005	June 2, 2029	€720,000,000	€720,000,000
€395,000,000	3.75%	100.00	June 2, 2005	June 2, 2030	€395,000,000	€395,000,000
€200,000,000	Floating	100.00	June 8, 2005	June 8, 2020	€200,000,000	€200,000,000
€2,500,000,000	Floating	100.00	June 15, 2005	June 15, 2020	€2,500,000,000	€2,500,000,000
€300,000,000	Floating	100.00	June 28, 2005	June 28, 2021	€300,000,000	€300,000,000
€200,000,000	Floating	100.00	November 9, 2005	November 9, 2025	€200,000,000	€200,000,000
€900,000,000	Floating	99.38	March 17, 2006	March 17, 2021	€900,000,000	€900,000,000
€192,000,000	4.42%	100.00	March 28, 2006	March 28, 2036	€192,000,000	€192,000,000
€215,000,000	Floating	100.00	May 11, 2006	May 11, 2026	€215,000,000	€215,000,000
€1,000,000,000	1.85% Inflation Indexed	99.80	January 5, 2007	September 15, 2057	€1,201,250,000	€1,201,250,000
€250,000,000	2.00% Inflation Indexed	99.02	March 30, 2007	September 15, 2062	€300,377,500	€300,377,500
€160,000,000	4.49%	99.86	April 5, 2007	April 5, 2027	€160,000,000	€160,000,000
€500,000,000	2.20% Inflation Indexed	98.86	January 23, 2008	September 15, 2058	€590,005,000	€590,005,000
€258,000,000	5.26%	99.79	March 16, 2009	March 16, 2026	€258,000,000	€258,000,000
€250,000,000	4.85%	98.50	June 11, 2010	June 11, 2060	€250,000,000	€250,000,000
€125,000,000	4.10%	99.46	September 6, 2010	November 1, 2023	€125,000,000	€125,000,000
€125,000,000	4.20%	99.38	September 6, 2010	March 3, 2025	€125,000,000	€125,000,000
€150,000,000	4.45%	99.40	December 23, 2010	December 23, 2021	€150,000,000	€150,000,000
€500,000,000	2.85% Inflation Indexed	99.48	January 4, 2011	September 1, 2022	€560,875,000	€560,875,000
€450,000,000	4.45%	99.59	February 24, 2011	August 24, 2020	€450,000,000	€450,000,000
€2,259,500,000	6.07%	100.00	July 1, 2011	December 31, 2027	€1,278,745,501	€1,278,745,501
€230,000,000	4.20% Inflation Indexed	100.00	February 1, 2012	July 25, 2042	€251,040,400	€251,040,400
€437,500,000	3.44%	100.00	February 13, 2012	December 31, 2024	€30,720,122	€30,720,122
€500,000,000	5.05%	99.53	September 11, 2013	September 11, 2053	€500,000,000	€500,000,000
€500,000,000	4.75%	99.85	May 28, 2013	May 28, 2063	€500,000,000	€500,000,000
€250,000,000	2.97% Inflation Indexed	100.00	January 24, 2014	January 24, 2044	€263,197,500	€263,197,500
€1,000,000,000	1.51% Inflation Indexed	100.00	October 15, 2014	September 15, 2028	€1,053,210,000	€1,053,210,000
€1,000,000,000	1.86%	100.00	February 2, 2015	February 2, 2028	€1,000,000,000	€1,000,000,000
€500,000,000	2.19%	100.00	February 2, 2015	February 2, 2032	€500,000,000	€500,000,000
€300,000,000	1.19% Inflation Indexed	96.02	February 18, 2015	February 18, 2043	€315,384,000	€315,384,000
€500,000,000	1.77%	94.21	March 5, 2015	March 5, 2029	€500,000,000	€500,000,000
€500,000,000	2.00%	92.16	March 5, 2015	September 5, 2032	€500,000,000	€500,000,000
€500,000,000	1.67%	100.00	May 6, 2015	May 6, 2028	€500,000,000	€500,000,000
€700,000,000	2.13%	100.00	May 22, 2015	May 22, 2027	€700,000,000	€700,000,000

Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro
€636,000,000	1,48% Inflation Indexed	100.00	May 4, 2016	May 4, 2046	€675,883,560	€675,883,560
€700,000,000	1.91%	100.00	May 18, 2016	May 18, 2029	€800,000,000	€800,000,000
€800,000,000	1.90%	100.00	June 22, 2016	June 22, 2031	€700,000,000	€700,000,000
€900,000,000	1.45%	100.00	October 17, 2016	April 17, 2027	€900,000,000	€900,000,000
€801,000,000	0.91% Inflation Indexed		December 2, 2019	September 1, 2039	€801,000,000	€801,000,000

					€22,916,688,583	€22,916,688,583
Euro Ispa Bonds(3)

€3,250,000,000	5.12%	98.93	February 6, 2004	July 31, 2024	€3,250,000,000	€3,250,000,000
€2,200,000,000	5.20%	105.12	February 6, 2004	July 31, 2034	€2,200,000,000	€2,200,000,000
€850,000,000	Floating	100.00	March 4, 2005	July 31, 2045	€850,000,000	€850,000,000
€1,000,000,000	Floating	100.00	April 25, 2005	July 31, 2045	€1,000,000,000	€1,000,000,000
€300,000,000	Floating	100.00	June 30, 2005	July 31, 2035	€300,000,000	€300,000,000
€100,000,000	Floating	100.00	June 30, 2005	July 31, 2035	€100,000,000	€100,000,000

					€7,700,000,000	€7,700,000,000
Pound Sterling(4)(*)
£1,500,000,000	6.00%	98.56	August 4, 1998	August 4, 2028	£1,500,000,000	€1,763,046,544
£250,000,000	5.25%	99.47	July 29, 2004	December 7, 2034	£250,000,000	€293,841,091
					£1,750,000,000	€2,056,887,635
Japanese Yen(5)(*)
¥25,000,000,000	0.88%	100	March 29, 2019	March 29, 2023	¥25,000,000,000	€205,018,862
					¥25,000,000,000	€205,018,862
TOTAL OUTSTANDING						€ 44,005,531,166

__________________________
(1)	U.S. dollar amounts have been converted into euro at $1.1234/€1.00, the exchange rate prevailing at December 31, 2019.
(2)
External debt denominated in currencies of countries that have adopted the euro have been converted into euro at the fixed rate at which those currencies were converted into euro upon their issuing countries becoming members of the European Monetary Union.

(3)	Bonds issued by Infrastrutture S.p.A.
(4)	Pounds Sterling amounts have been converted into euro at £0.85080/€1.00, the exchange rate prevailing at December 31, 2019.
(5)	Japanese Yen amounts have been converted into euro at ¥121.94/€1.00, the exchange rate prevailing at December 31, 2019.
(*)    The above exchange rates are based on the official exchange rates of the Bank of Italy.
Source: Ministry of Economy and Finance.
	As of December 31, 2019
Currency	Before Swap (in %)	After Swap (in %)
US Dollars	25.29	4.49
Euro(1)	69.57	94.85
Pounds Sterling	4.67	0.66
Japanese Yen	0.47	-
Total External Bonds (in millions of Euro)	44,005.53	44,566.59
__________________________
(1)	Including Euro ISPA Bonds.
Source: Ministry of Economy and Finance.

Floating Internal Debt (1) as of June 30, 2020
	Interest Rate	Maturity Date	Outstanding principal amount
		(Millions of euro)
BOT (3 months)	various	various	6,500
BOT (6 months)	various	various	41,532
Treasury accounts	floating	none	165,019
Total floating internal debt of the Treasury			213,051
Liquidity buffer	floating	none	(32,918)
Total floating internal debt net of liquidity buffer			180,133
__________________________
(1)	Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.
Source: Ministry of Economy and Finance and Bank of Italy.
Funded Internal Debt(1) as of June 30, 2020
	Interest Rate	Maturity Date	Outstanding principal amount
	(Millions of euro)
BOT (12 months)	various	various	88,737
CTZ	various	various	58,467
CCT	various	various	133,110
BTP	various	various	1,498,939
BTP€I	various	various	160,474
BTP Italia	various	various	84,484
Other funded internal debt	various	various	199,379
Total funded internal debt of the Treasury			2,223,589
__________________________
(1)	Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.
Source: Ministry of Economy and Finance and Bank of Italy.
External Bonds of the Treasury as of June 30, 2020
The following table shows the external bonds of the Treasury issued and outstanding as of June 30, 2020.
Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro

United States Dollar(1)(*)

$3,500,000,000	6.88%	98.73	September 27, 1993	September 27, 2023	$3,500,000,000	€ 3,125,558,135
$2,000,000,000	5.38%	98.44	February 27, 2003	June 15, 2033	$2,000,000,000	€ 1,786,033,220
$2,500,000,000	2.38%	99.72	October 17, 2019	October 17, 2024	$2,500,000,000	€ 2,232,541,525
$2,000,000,000	2.88%	99.09	October 17, 2019	October 17, 2029	$2,000,000,000	€ 1,786,033,220
$2,500,000,000	4.00%	99.62	October 17, 2019	October 17, 2049	$2,500,000,000	€2,232,541,525

					$12,500,000,000	€11,162,707,626

Euro(2)

€1,000,000,000	Floating	101.60	June 28, 1999	June 28, 2029	€905,000,000	€905,000,000

Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro
€150,000,000	Zero Coupon	100.00	February 20, 2001	February 20, 2031	€150,000,000	€150,000,000
€300,000,000	Floating	100.00	May 31, 2005	May 31, 2035	€300,000,000	€300,000,000
€395,000,000	3.75%	100.00	June 2, 2005	June 2, 2030	€395,000,000	€395,000,000
€300,000,000	Floating	100.00	June 28, 2005	June 28, 2021	€300,000,000	€300,000,000
€200,000,000	Floating	100.00	November 9, 2005	November 9, 2025	€200,000,000	€200,000,000
€900,000,000	Floating	99.38	March 17, 2006	March 17, 2021	€900,000,000	€900,000,000
€192,000,000	4.42%	100.00	March 28, 2006	March 28, 2036	€192,000,000	€192,000,000
€215,000,000	Floating	100.00	May 11, 2006	May 11, 2026	€215,000,000	€215,000,000
€1,000,000,000	1.85% Inflation Indexed	99.80	January 5, 2007	September 15, 2057	€1,200,050,000	€1,200,050,000

€250,000,000	2.00% Inflation Indexed	99.02	March 30, 2007	September 15, 2062	€300,077,500	€300,077,500
€160,000,000	4.49%	99.86	April 5, 2007	April 5, 2027	€160,000,000	€160,000,000
€500,000,000	2.20% Inflation Indexed	98.86	January 23, 2008	September 15, 2058	€589,415,000	€589,415,000
€258,000,000	5.26%	99.79	March 16, 2009	March 16, 2026	€258,000,000	€258,000,000
€250,000,000	4.85%	98.50	June 11, 2010	June 11, 2060	€250,000,000	€250,000,000
€125,000,000	4.10%	99.46	September 6, 2010	November 1, 2023	€125,000,000	€125,000,000
€125,000,000	4.20%	99.38	September 6, 2010	March 3, 2025	€125,000,000	€125,000,000
€150,000,000	4.45%	99.40	December 23, 2010	December 23, 2021	€150,000,000	€150,000,000
€500,000,000	2.85% Inflation Indexed	99.48	January 4, 2011	September 1, 2022	€560,315,000	€560,315,000
€450,000,000	4.45%	99.59	February 24, 2011	August 24, 2020	€450,000,000	€450,000,000
€2,259,500,000	6.07%	100.00	July 1, 2011	December 31, 2027	€1,278,745,501	€1,278,745,501
€230,000,000	4.20% Inflation Indexed	100.00	February 1, 2012	July 25, 2042	€250,789,700	€250,789,700
€437,500,000	3.44%	100.00	February 13, 2012	December 31, 2024	€22,617,515	€22,617,515
€500,000,000	5.05%	99.53	September 11, 2013	September 11, 2053	€500,000,000	€500,000,000
€500,000,000	4.75%	99.85	May 28, 2013	May 28, 2063	€500,000,000	€500,000,000
€250,000,000	2.97% Inflation Indexed	100.00	January 24, 2014	January 24, 2044	€262,932,500	€262,932,500
€1,000,000,000	1.51% Inflation Indexed	100.00	October 15, 2014	September 15, 2028	€1,052,160,000	€1,052,160,000
€1,000,000,000	1.86%	100.00	February 2, 2015	February 2, 2028	€1,000,000,000	€1,000,000,000
€500,000,000	2.19%	100.00	February 2, 2015	February 2, 2032	€500,000,000	€500,000,000
€300,000,000	1.19% Inflation Indexed	96.02	February 18, 2015	February 18, 2043	€315,069,000	€315,069,000
€500,000,000	1.77%	94.21	March 5, 2015	March 5, 2029	€500,000,000	€500,000,000
€500,000,000	2.00%	92.16	March 5, 2015	September 5, 2032	€500,000,000	€500,000,000
€500,000,000	1.67%	100.00	May 6, 2015	May 6, 2028	€500,000,000	€500,000,000
€700,000,000	2.13%	100.00	May 22, 2015	May 22, 2027	€700,000,000	€700,000,000
€636,000,000	1,48% Inflation Indexed	100.00	May 4, 2016	May 4, 2046	€675,209,400	€675,209,400
€700,000,000	1.91%	100.00	May 18, 2016	May 18, 2029	€800,000,000	€800,000,000
€800,000,000	1.90%	100.00	June 22, 2016	June 22, 2031	€700,000,000	€700,000,000
€900,000,000	1.45%	100.00	October 17, 2016	April 17, 2027	€900,000,000	€900,000,000
€801,000,000	0.91% Inflation Indexed	100.00	December 2, 2019	September 1, 2039	€800,200,000	€800,200,000
€1,400,000,000	5.35%	100.00	January 27, 2020	January 27, 2048	€1,400,000,000	€1,400,000,000
€2,000,000,000	Zero Coupon	99.49	April 29,2020	March 24, 2021	€2,000,000,000	€2,000,000,000
€2,000,000,000	Zero Coupon	99.40	April 29,2020	May 5, 2021	€2,000,000,000	€2,000,000,000
€2,000,000,000	Zero Coupon	99.79	May 12, 2020	April 28, 2021	€2,000,000,000	€2,000,000,000
€2,000,000,000	Zero Coupon	99.89	May 29,2020	June 9, 2021	€2,000,000,000	€2,000,000,000

					€28,882,581,116	€28,882,581,116
Euro Ispa Bonds(3)

€3,250,000,000	5.12%	98.93	February 6, 2004	July 31, 2024	€3,250,000,000	€3,250,000,000
€2,200,000,000	5.20%	105.12	February 6, 2004	July 31, 2034	€2,200,000,000	€2,200,000,000
€850,000,000	Floating	100.00	March 4, 2005	July 31, 2045	€850,000,000	€850,000,000
€1,000,000,000	Floating	100.00	April 25, 2005	July 31, 2045	€1,000,000,000	€1,000,000,000
€300,000,000	Floating	100.00	June 30, 2005	July 31, 2035	€300,000,000	€300,000,000
€100,000,000	Floating	100.00	June 30, 2005	July 31, 2035	€100,000,000	€100,000,000

					€7,700,000,000	€7,700,000,000

Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro
Pound Sterling(4)(*)

£1,500,000,000	6.00%	98.56	August 4, 1998	August 4, 2028	£1,500,000,000	€1,643,961,728
£250,000,000	5.25%	99.47	July 29, 2004	December 7, 2034	£250,000,000	€273,993,621
					£1,750,000,000	€1,917,955,350
Japanese Yen(5)(*)

¥25,000,000,000	0.88%	100	March 29, 2019	March 29, 2023	¥25,000,000,000	€207,193,767
					¥25,000,000,000	€207,193,767
TOTAL OUTSTANDING						€49,870,437,859

__________________________
(1)	U.S. dollar amounts have been converted into euro at $1.1198/€1.00, the exchange rate prevailing at June 30, 2020.
(2)
External debt denominated in currencies of countries that have adopted the euro have been converted into euro at the fixed rate at which those currencies were converted into euro upon their issuing countries becoming members of the European Monetary Union.

(3)	Bonds issued by Infrastrutture S.p.A.
(4)	Pounds Sterling amounts have been converted into euro at £0.91243/€1.00, the exchange rate prevailing at June 30, 2020.
(5)	Japanese Yen amounts have been converted into euro at ¥120.66/€1.00, the exchange rate prevailing at June 30, 2020.
(*)	The above exchange rates are based on the official exchange rates of the Bank of Italy.
Source: Ministry of Economy and Finance.
	As of June 30, 2020
Currency	Before Swap (in %)	After Swap (in %)
US Dollars	22.40	3.98
Euro(1)	73.40	95.48
Pounds Sterling	3.80	0.54
Japanese Yen	0.40	-
Total External Bonds (in millions of Euro)	49.870,44	50,499.52
__________________________
(1)	Including Euro ISPA Bonds.
Source: Ministry of Economy and Finance.